Exhibit 2.1

PURCHASE AGREEMENT

BY AND BETWEEN

COMMSCOPE HOLDING COMPANY, INC.

AND

AMPHENOL CORPORATION

AUGUST 3, 2025

i

APPENDICES AND EXHIBITS

Appendices:

Appendix A	–	Purchased Assets

Appendix B	–	Assumed Liabilities

Appendix C	–	Retained Assets

Appendix D	–	Retained Liabilities

Appendix E	–	Accounting Principles

Exhibits:

Exhibit A	–	Form of Intellectual Property Matters Agreement

Exhibit B	–	Form of Transition Services Agreement

Exhibit C	–	Step Plan

Exhibit D	–	Form of Voting and Support Agreement

Exhibit E	–	Assumed Buyer Structure

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”) dated as of August 3, 2025 (the “Agreement Date”), is entered into by and between CommScope Holding Company, Inc., a Delaware corporation (“Seller”), and Amphenol Corporation, a Delaware corporation (“Buyer,” and together with Seller, each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, Seller is engaged in, among other things, the operation of the Business.

WHEREAS, Buyer, through itself and one or more of its direct or indirect Subsidiaries, desires to purchase and assume, and Seller, through itself and one or more of its direct or indirect Subsidiaries, desires to sell, transfer and assign the Purchased Assets, the Purchased Shares and the Assumed Liabilities of the Business to Buyer and one or more of its direct or indirect Subsidiaries, upon the terms and subject to the conditions specified in this Agreement (the “Purchase Transaction”).

WHEREAS, the board of directors of Seller has unanimously approved and declared expedient and for the best interests of Seller this Agreement and the transactions contemplated by this Agreement, including the Purchase Transaction, upon the terms and subject to the conditions and limitations set forth in this Agreement.

WHEREAS, the board of directors of Seller has, subject to Section 6.19, unanimously resolved to recommend that Seller’s stockholders adopt this Agreement (the “Seller Recommendation”).

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Buyer to enter into this Agreement, certain of Seller’s stockholders have entered into and delivered to Buyer a voting and support agreement in connection with the Purchase Transaction in the form attached hereto as Exhibit D (the “Voting and Support Agreement”).

NOW, THEREFORE, in consideration of the premises and mutual representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Certain Definitions.

“Accounting Principles” means (a) the accounting principles, policies, procedures, categorizations, definitions, methods and practices set forth on Appendix E (and reflecting the adjustments set forth therein), (b) to the extent (but only to the extent) not inconsistent with clause (a) of this sentence, the same accounting principles, policies, procedures, categorizations, methods and practices (including the assets recognition basis, techniques and methodologies) as applied in the preparation of the balance sheet as at December 31, 2024 forming part of the Financial Information, and (c) to the extent (but only to the extent) not inconsistent with both clauses (a) and (b) of this sentence, GAAP, in each case, disregarding any changes in assets or liabilities as a result of purchase or other non-cash accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby or the financing thereof (other than in respect of liabilities or obligations released or otherwise terminated at or as of Closing, which shall be given effect); provided, that, in the event of conflict, the accounting principles, policies, procedures, categorizations, methods and practices (i) described in clause (a) shall prevail over those described in clause (b) and clause (c) and (ii) described in clause (b) shall prevail over those described in clause (c).

“Accounts Receivable” means all accounts or notes receivable (including any security or collateral for such accounts receivable and including both billed and unbilled work) of the Business.

“Acquired Rights Directive” has the meaning set forth in the definition of “Transfer Regulations.”

“Additional Carve-Out Financial Statements” means, for the Business, (a) if the Closing Date has not occurred on or prior to February 14, 2026, an audited combined balance sheet as of, and audited combined statements of operations, cash flows and equity for, the fiscal year ended December 31, 2025, accompanied by a report thereon by Seller’s independent accountants, which audit shall be performed in accordance with generally accepted auditing standards, to be delivered to Buyer on or before April 16, 2026; provided, that Seller shall use reasonable best efforts to deliver such financial statements contemplated by this clause (a) on or before March 1, 2026, (b) an unaudited combined balance sheet and related unaudited statements of operations and cash flows for each fiscal quarter ended at least 40 days before the Closing Date (other than the fiscal quarter ended June 30, 2025, any prior fiscal quarter and any fiscal fourth quarter), to be delivered to Buyer on or before the date that is 60 days after the end of each such fiscal quarter; provided, that Seller shall use reasonable best efforts to deliver such financial statements contemplated by this clause (b) on or before the date the date that is 40 days after the end of each such fiscal quarter, and (c) in connection with each fiscal quarter for which financial statements are required to be delivered pursuant to clause (b) of this definition, an unaudited statement of operations for the twelve month period then ended.

“Affiliate” means (a) in the case of an individual, the individual’s spouse (or civil partner) and the members of the immediate family (including parents, siblings, children and spouses (or civil partners) of the foregoing) of (i) the individual, (ii) the individual’s spouse (or civil partner) and (iii) any Business Entity that directly or indirectly, through one or more intermediaries, is controlled by, or is under common control with, any of the foregoing individuals, or (b) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Business Entity; provided, that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, as used in this Agreement, the term “Affiliate” shall, with respect to Seller for all periods prior to the consummation of the transactions contemplated by this Agreement and with respect to Buyer for all periods following the consummation of the transactions contemplated by this Agreement, include each Purchased Entity to be acquired pursuant to this Agreement and any Person it creates to consummate the transactions contemplated by this Agreement, in each case, provided, that such Person otherwise satisfies the definition of “Affiliate” due to the requisite control; provided, that no Purchased Entity shall be deemed to be an “Affiliate” of Buyer unless and until legal title to the equity interests of such Person has, directly or indirectly, transferred to Buyer or an Other Buyer in accordance with the terms and provisions of this Agreement; provided, further, that in no circumstance shall Seller or any of its Affiliates that is not a Purchased Entity be deemed to be an “Affiliate” of Buyer.

“Ancillary Materials” means (a) the Disclosure Letter, (b) any exhibit, schedule or annex of this Agreement (except a separately executed Transaction Document), (c) the Closing Transfer Documents and (d) any certificate delivered pursuant to this Agreement.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.), as amended, the UK Bribery Act 2010, as amended, and all anti-corruption or anti-bribery Laws of any jurisdiction where any Seller or any of its Subsidiaries conducts business.

“Anti-Money Laundering Laws” means all anti-money laundering laws applicable to Seller or any of its Subsidiaries, including, and only to the extent so applicable, United States statute 18 U.S.C. §§ 1956 and 1957 and the Bank Secrecy Act, as amended by the USA PATRIOT ACT (31 U.S.C. §§ 5311 et seq.) and its implementing regulations, 31 C.F.R. Chapter X.

“Antitrust Laws” mean, individually and collectively, the HSR Act, the United States Sherman Act, as amended, the United States Clayton Act, as amended, the United States Federal Trade Commission Act, as amended, and any other applicable United States federal or state, or non-U.S. or local Laws, statutes, rules, regulations or Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening, reduction or restriction of competition or restraint of trade.

“Assumed Benefit Plans” means, collectively, each Seller Benefit Plan (a) that is sponsored or maintained by an Other Asset Seller and that is listed on Schedule 1.1(a)(i) of the Disclosure Letter and will transfer to Buyer or any of its Affiliates (including any relevant Purchased Entity) and (b) that is sponsored or maintained by a Purchased Entity and that will transfer with the Purchased Entity.

“Automatic Transferred Employees” means any Business Employee who is not employed by a Purchased Entity, but whose employment is expected to or will transfer to Buyer or any of its Affiliates pursuant to the Transfer Regulations in accordance with this Agreement.

“Business” means the Connectivity and Cable Solutions reporting segment of Seller, as conducted by Seller (together with its Subsidiaries), consisting of the design, production, provision, development, manufacturing, marketing, distribution, sale, license, import, export, support and maintenance, service, repair or other exploitation of the product categories set forth on Schedule 1.1(a)(ii) of the Disclosure Letter.

“Business Cash” means, as of any time, (a) the aggregate amount of cash and cash equivalents, including marketable securities (other than Restricted Business Cash), short-term investments, money markets, demand deposits or similar accounts, deposits in transit and accrued interest of the Purchased Entities, in each case, which can be converted into cash within three months of Closing without cost, calculated in accordance with the Accounting Principles, and minus (b) the Repatriation Costs Amount.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York are permitted or required by Law to close.

“Business Employee” means (a) the employees of Seller or any of its Subsidiaries, as applicable, set forth in the Business Employee Census (which such Business Employee Census shall be further revised prior to the Closing as contemplated pursuant to Section 6.6(a)), including all Automatic Transferred Employees, Purchased Entity Employees and Alternative Transfer Employees, and including, in each case, for the avoidance of doubt, any such employees who, on the Closing Date, are on maternity or paternity leave, leave under the United States’ Family Medical Leave Act of 1993, vacation leave, education leave, national service or military leave, approved personal leave, leave for purposes of jury duty, short-term or long-term disability leave or medical leave or equivalent under local Law, unless otherwise required under local employment Laws, and excluding any such employees whose employment with Seller or any of its Subsidiaries, as applicable, has terminated prior to the Closing, (b) each new employee of Seller or any of its Subsidiaries hired by the Business between the Agreement Date and the Closing Date to the extent permitted by Section 6.1(a)(x) and listed on the Final Business Employee Census, and, solely in circumstances where any such employee has been properly designated, assigned or deployed into the Business in accordance with this Agreement, and (c) each other employee of Seller or any of its Subsidiaries that Seller and Buyer have mutually agreed to transfer to Buyer prior to the Closing Date or whose transfer to Buyer and its Affiliates is required under applicable local Law solely in circumstances where any such employee has been properly designated, assigned or deployed into the Business in accordance with this Agreement.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

“Business Indebtedness” means, as of any time, (a) the aggregate amount of Indebtedness that is incurred by the Purchased Entities and which remains outstanding as of such date, calculated in accordance with the Accounting Principles and measured, as applicable, at the Designated Exchange Rate in respect of such determination date less (b) the Debt Threshold Amount (which resulting amount of Business Indebtedness may be a negative number); provided, that Business Indebtedness shall not include (a) any Indebtedness arranged by or on behalf of Buyer or any of its Affiliates, (b) Indebtedness repaid or otherwise terminated or released prior to or as of the Closing, (c) any intercompany Indebtedness solely by and among the Purchased Entities or (d) any Indebtedness solely of a Retained Entity (after giving effect to releases of Liens in connection with or as of the Closing).

“Business Records” means all customer, distributor, vendor, supplier, contractor, and service provider contracts, lists, invoices and purchase orders, production data, cost records, sales and pricing data, supplier records, Tax records, data respecting employees and business activities, employee master payroll data and historical reporting data, product data, manuals and literature, technical information, drawings, specifications and other engineering data, user data or data associated with or derived from the internet websites of Seller or its Subsidiaries and other business files, data, databases, documents and records (including billing, payment and dispute histories, credit information and similar data) relating to customers, distributors, vendors, suppliers, employees, contractors or service providers of the Business, and other businesses and financial records, files, data, databases, correspondence, personnel information, books and documents (whether in hard copy or computer format), in each case, relating to the Business, the Purchased Assets, the Assumed Liabilities or the Purchased Entities; provided, however, that the Business Records will not include any (a) employee-related or employee benefit-related files or records, employee benefit plans or documents relating to commitments and arrangements with employees of Seller or its Subsidiaries, except for personnel files and other employee information for Continuing Employees that are required to be transferred by applicable Law or, (b) corporate records or Tax Returns of Seller or any of its Affiliates (other than the Purchased Entities).

“Buy-Out” means: (a) purchasing a bulk insurance policy to be held as an asset of the UK DB Plan from any Insurer; (b) securing and/or transferring any liabilities of the UK DB Plan to an Insurer (including the issuance of any individual annuity by the Insurer to, or in respect of, any beneficiary of the UK DB Plan); (c) the winding up and termination of the UK DB Plan once any process set out in clause (a) or (b) of this definition has been completed; and/or (d) any other matter or issue which is related, linked or ancillary in any way to any of the processes set out in clause (a), (b) or (c) of this definition.

“Buyer Material Adverse Effect” means any Effect that, individually or in the aggregate, prevents or materially impedes or impairs the ability of Buyer (or any Other Buyer) to consummate the transactions contemplated hereby.

“C.F.R.” means the U.S. Code of Federal Regulations.

“Carve-Out Financial Statements” means, for the Business:

(a) an audited combined balance sheet as of, and audited combined statements of operations, cash flows and equity for, the fiscal year ended December 31, 2024, accompanied by a report thereon by Seller’s independent accountants, which audit shall be performed in accordance with generally accepted auditing standards;

(b) an unaudited combined balance sheet as of, and unaudited combined statements of operations and cash flows for, the six month period ended, June 30, 2025; and

(c) an unaudited statement of operations for the twelve month period ended June 30, 2025.

“Closing Net Working Capital” means an amount, calculated as of immediately prior to the Effective Time, equal to the difference, whether positive or negative, of (a) Specified Current Assets, minus (b) the Specified Current Liabilities, in each case, as defined in the Accounting Principles.

“Closing Net Working Capital Lower Collar” means $601,000,000.

“Closing Net Working Capital Target” means $633,000,000.

“Closing Net Working Capital Upper Collar” means $665,000,000.

“Closing Steps” means the steps identified in the Step Plan as the “Closing Steps.”

“Closing Transfer Documents” means the Bills of Sale, the Local Transfer Agreements, the Equity Transfer Documents, the documents, certificates and resolutions referred to in Section 2.5(a) and Section 2.5(b) and any other agreement necessary to effect the transfer of the Purchased Assets, the Purchased Shares and Assumed Liabilities at the Closing.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compliant” means (a) the Required Financial Information complies in all material respects with the applicable requirements of Regulation S-X under the Securities Act and other accounting rules and regulations of the SEC for inclusion in a registration statement to be filed with the SEC with respect to debt securities of Buyer (as of and for the periods required thereby) with respect to the acquisition of a target business carved out of a broader entity that did not maintain separate financial statements of the target business, including applicable comparison periods, which, in the case of financial statements for any fiscal year, shall have been audited and, in the case of financial statements for any fiscal quarter or year-to-date period, shall have been reviewed as provided in Statement on Auditing Standards 100, in each case by the Seller’s independent registered public accountants, (b) neither the Chief Financial Officer of Seller nor any Person set forth on Schedule 1.1(a)(v)(A) of the Disclosure Letter has concluded that the Required Financial Information should no longer be relied upon because of an error in such financial statements as addressed in FASB ASC Topic 250, Accounting Changes and Error Corrections, as may be modified, supplemented or succeeded, (c) Seller’s independent registered public accounting firm have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Financial Information, and (d) the combined financial statements contained in the Required Financial Information are sufficient for Seller’s independent accounting firm to deliver a customary accountants’ comfort letter (including customary negative assurance and change period comfort, it being understood that monthly financial statements will not be separately prepared) with respect to financial information regarding Seller and its Subsidiaries contained in any registration statement or offering memoranda customarily required in connection with the Debt Financing, as applicable.

“Confidential Information” means any confidential or proprietary information, including any formula, pattern, device, compilation or information, proprietary technical, economic, environmental, operational, financial, technology, operating, financial or other business information, methods of operation, financial statements, market studies and forecasts, competitive analyses, target markets, advertising techniques, pricing policies and information, specifications for products, equipment and processes, manufacturing and performance specifications and procedures, engineering drawings and graphs, technical, research and engineering data, manufacturing know-how, the substance of agreements with customers and others, marketing and similar arrangements, servicing and training programs and arrangements, customer lists, customer profiles, customer preferences, and any other documents or materials embodying such information, employee census information and, as required by applicable Law, other employee information.

“Consent” means any clearance, waiting period expiration or termination of any Governmental Authority, consent, waiver or approval of, or authorization, order, license, permission, permit, qualification, exemption or waiver by, any third party or Governmental Authority.

“Contract” means any legally binding contract, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note, arrangement, understanding or other legally binding commitment or undertaking (whether written or oral), together with all amendments thereto, but excluding any Seller Benefit Plans.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Corporate Level Liabilities” means any Liabilities arising out of or related to Seller’s debt, equity or other securities, public company disclosure, corporate overhead, corporate governance, fiduciary duties or any other similar corporate level Liabilities, in each case, that do not specifically relate to the operation of the Business.

“Customs & Trade Laws” means (a) all applicable export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by the U.S. Government, including: the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the import laws and regulations administered by U.S. Customs and Border Protection; the anti-boycott laws and regulations administered by the U.S. Departments of Commerce and Treasury; and (b) any other similar export, import, customs and trade, anti-boycott, or other trade Laws or programs in any jurisdiction where the Business is conducted, except to the extent inconsistent with U.S. law.

“Deal Related Severance” means all amounts required to be paid under applicable Law or Seller Benefit Plan or which Seller or any of its Affiliates (including any Purchased Entity) otherwise elect to pay to any Business Employee (a) by reason of the termination of his or her employment with Seller or any of its Subsidiaries (including termination of a Business Employee’s employment by Seller or any of its Subsidiaries following rejection by such Business Employee of a Compliant Offer, but excluding termination of a Business Employee’s employment by Seller or any of its Subsidiaries following rejection by such Business Employee of conditions of employment offered by Buyer that do not constitute a Compliant Offer or any failure by Buyer to comply with the Transfer Regulations in accordance with Section 6.6) in connection with the transactions contemplated by this Agreement, including the Restructuring Activities, or (b) by reason of operation of, or under, applicable Law in connection with the consummation of the transactions contemplated by this Agreement, including the Restructuring Activities, and, in each case, including any Employer Side Taxes. For the avoidance of doubt, “Deal Related Severance” shall not include any Retention Bonuses.

“Debt Financing” means the “Facilities” (including, for the avoidance of doubt, the “Bridge Facility” and the “Term Facilities”) contemplated by (and as defined as of the date hereof in) the Debt Commitment Letter, together with the senior unsecured notes offering contemplated thereby as the “Notes” (as defined therein as of the date hereof) in connection with the transactions contemplated hereby.

“Debt Financing Sources” means the actual or potential entities or Persons that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and any initial purchasers, underwriters, or syndication agents in connection with the senior unsecured notes offering contemplated by the Debt Commitment Letter as the “Notes” (as defined therein as of the date hereof), together with their respective partners, Representatives and Affiliates and their successors and assigns; provided, that neither Buyer nor any of its Affiliates shall be a Debt Financing Source.

“Debt Threshold Amount” means the amount set forth on Schedule 1.1(a)(iii) of the Disclosure Letter.

“Designated Exchange Rate” means, in respect of any date, the closing rate of exchange on the Business Day immediately preceding such date from the applicable non-U.S. currency to Dollars as published by Thomson Reuters at https://www.reuters.com/markets/currencies.

“Dollars” or “$,” when used in this Agreement or any other agreement or document contemplated hereby, means United States dollars unless otherwise stated.

“Effect” has the meaning set forth in the definition of “Material Adverse Effect” in this Section 1.1.

“Employer Side Taxes” means, with respect to any compensatory payment, and without duplication, an amount equal to the sum of (a) the employer portion of any Medicare or other similar Taxes required to be paid with respect to such payment, plus (b) the employer portion of any social security or other similar Taxes required to be paid with respect to such payment.

“Environmental Claim” means any written claim, Proceeding, complaint, or notice of violation alleging violation of, or Liability under, any Environmental Laws.

“Environmental Laws” means any U.S. or applicable non-U.S., federal, state or local Laws, statutes, regulations, codes, ordinances, permits, Orders or common law relating to, or imposing standards regarding the protection or cleanup of the environment, any Hazardous Materials Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including protection of health and safety of employees. Environmental Laws shall include the following United States statutes: the Federal Insecticide, Fungicide and Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right to Know Act, Hazardous Materials Transportation Act and all analogous or similar non-U.S., federal state or local Laws, each as amended.

“Equity Awards” means all restricted stock units, performance stock units, stock options or other equity-based interests or awards of Seller granted to Business Employees and service providers of Seller and its Subsidiaries.

“ERISA” has the meaning set forth in the definition of “Seller Benefit Plans” in this Section 1.1.

“ERISA Affiliate” means any Person which would be treated as a single employer with Seller, its Subsidiaries or any Purchased Entity under Section 414 of the Code or Section 4001(b) of ERISA.

“Excess Cash Amount” means, for each non-U.S. Purchased Entity, (i) the aggregate amount of Business Cash of such non-U.S. Purchased Entity (computed without regard to clause (b) in the definition of “Business Cash”), calculated in accordance with the Accounting Principles (excluding any Restricted Business Cash), plus (ii) the Excess Intercompany Amount for such non-U.S. Purchased Entity, minus (iii) the WC Cash Amount for such non-U.S. Purchased Entity.

“Excess Intercompany Amount” means as of the Closing, the amounts of any outstanding intercompany trade liabilities or assets among the Purchased Entities to the extent such trade liabilities or assets have been outstanding for more than 45 days (or 90 days in the case of intercompany trade liabilities or assets with respect to a Purchased Entity formed in China or India), which amounts, for the avoidance of doubt, may be positive (reflecting an asset balance) or negative (reflecting a liability balance).

“Excluded Information” means any (i) post-Closing or pro forma assumed cost savings, synergies or similar adjustments (and the assumptions relating thereto) or pro forma financial statements (but excluding, for the avoidance of doubt, (A) the Required Financial Information and (B) any information that would need to be provided by Seller, its Subsidiaries and its and their respective Representatives to comply with their obligations under Sections 6.21(a)(ii)(C)), (ii) description of all or any portion of the Debt Financing or any component thereof, including amounts, interest rates, dividends, fees and expenses related thereto, including any “description of notes”, “plan of distribution” and other information customarily provided by Buyer, the Debt Financing Sources or their counsel, (iii) risk factors relating to all or any component of the Debt Financing, (iv) separate subsidiary financial statements or any other information of the type required by Rule 3-05 (other than the Required Financial Information), Rule 3-09, Rule 3-10, Rule 3-16 of Regulation S-X or “segment reporting”, any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (v) preliminary financial results or “flash numbers” (in each case, if not previously publicly disclosed by Seller) or any financial information or other information (other than the financial statements and other information set forth in the definition of Required Financial Information) that is not reasonably available to Seller and its Subsidiaries under their current reporting systems or that Seller and its Subsidiaries are not reasonably able to produce without undue burden, in each case unless any such information would be required to ensure that the Required Financial Information would not contain any untrue statement of a material fact or omit a material fact required to be stated therein or necessary to make the statements therein, in light of circumstances under which they were made, not misleading, or (vi) any information to the extent that the provision thereof would violate any Law or any obligation of confidentiality binding upon, or waive any privilege that may be asserted by, Seller or any of its Subsidiaries or Affiliates (provided that (A) in the case of information withheld in reliance on the exclusion in this clause

(vi) related to confidentiality obligations, Seller and its Subsidiaries shall use commercially reasonable efforts to provide notice to Buyer promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality) and (B) in the case of information proposed to be withheld in reliance on the exclusion in this clause (vi) related to violations of Law or waiver of privilege, Seller and its Subsidiaries shall use commercially reasonable efforts to provide such information in a manner that would not violate such Law or waive such privilege).

“Excluded Shared Contracts” means any Shared Contracts that are (a) offer letters, invention assignment agreements, confidentiality agreements with Business Employees, Seller Benefit Plans, patent cross-license agreements, insurance policies, real property leases and subleases (other than Real Property Leases), (b) exclusively related to Seller’s public company disclosure or corporate governance, in each case of this clause (b), that do not specifically relate to the operation of the Business or (c) set forth on Schedule 1.1(a)(iv) of the Disclosure Letter.

“Existing Credit Agreements” means (i) the Revolving Credit Agreement, dated as of April 4, 2019, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, by and among CommScope, LLC, as the borrower, the guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto from time to time and (ii) the Term Loan Credit Agreement, dated as of December 17, 2024, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, by and among CommScope, LLC, as the borrower, the guarantors party thereto, Apollo Administrative Agency LLC, as administrative agent and collateral agent, and the lenders party thereto from time to time.

“Existing Indentures” means the Existing Secured Indentures and the Existing Unsecured Indentures.

“Existing Secured Indentures” means (i) the Indenture, dated as of August 23, 2021, governing the 4.75% Senior Secured Notes due 2029, as supplemented or otherwise modified from time to time, by and among CommScope, LLC, as issuer, the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent and (ii) the Indenture, dated as of December 17, 2024, governing the 9.50% Senior Secured Notes due 2031, as supplemented or otherwise modified from time to time, by and among CommScope, LLC, as issuer, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.

“Existing Unsecured Indentures” means (i) the Indenture, dated as of March 13, 2017, governing the 5.00% Senior Notes due 2027, as supplemented or otherwise modified from time to time, by and among CommScope Technologies LLC, as issuer, the guarantors party thereto and Wilmington Trust, National Association, as trustee, (ii) the Indenture, dated as of February 19, 2019, governing the 8.25% Senior Notes due 2027, as supplemented or otherwise modified from time to time, by and between CommScope, LLC, as issuer, the guarantors party thereto and Wilmington Trust, National Association, as trustee and (iii) the Indenture, dated as of July 1, 2020, governing the 7.125% Senior Notes due 2028, as supplemented or otherwise modified from time to time, by and between CommScope, LLC, as issuer, the guarantors party thereto and Wilmington Trust, National Association, as trustee.

“Financial Information” means (a) the unaudited management-reported combined statements of select assets and liabilities of the Business as of, and unaudited management-reported combined statements of direct revenue and expenses of the Business for, the three months ended March 31, 2025, (b) an unaudited combined balance sheet for the Business as of, and unaudited combined income statement for the Business for, the fiscal year ended December 31, 2024, and (c) an unaudited combined balance sheet for the Business as of, and unaudited combined income statement for the Business for, the fiscal year ended December 31, 2023.

“Financing Deliverables” means the following documents reasonably required to be delivered (and, where applicable, executed) in connection with the Debt Financing as a condition to the effectiveness of the Debt Financing: (a) organizational documents and good standing certificates required by the Debt Commitment Letter; and (b) customary certificates or other documents and instruments as may be reasonably requested by Buyer, as in each such case, necessary and customary in connection with the Debt Financing; provided, that the effectiveness of any of the foregoing documentation executed by Seller or any of its Subsidiaries shall be subject to the occurrence of the Closing.

“Fraud” means actual, intentional and knowing common law fraud under Delaware law in the making of the representations and warranties set forth in Article 4 or Article 5 (each as qualified by the Schedules to the Disclosure Letter), or in any certificate delivered pursuant to Section 7.2 or Section 7.3, and specifically excluding equitable fraud or constructive fraud (including based on constructive knowledge or negligent misrepresentation).

“Fundamental Representations” means, with respect to Buyer, the representations and warranties set forth in Section 5.1 (Corporate Existence), Section 5.2 (Corporate Authority) and Section 5.6 (Finders; Brokers), and with respect to Seller, the representations and warranties set forth in Section 4.1 (Corporate Existence), Section 4.2 (Corporate Authority), Section 4.4 (Purchased Entities; Capitalization), Section 4.14(a)-(b) (Title to Assets; Sufficiency of Assets) and Section 4.16 (Finders; Brokers).

“Funding Arrangements” mean the Amendment Letter, dated March 13, 2025 and the Proposal to retain the Andrew Limited Pension and Life Assurance Plan in the CommScope Group following the proposed sale of the current principal employer, dated July 29, 2024.

“GAAP” means generally accepted accounting principles in the United States of America.

“Hazardous Materials” means any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including petroleum, petroleum products, by products or derivatives, polychlorinated biphenyls, per- and polyfluorinated substances, and asbestos and any other substance, material or waste listed, classified or regulated as a “solid waste,” “hazardous” “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic,” “toxic substance,” “toxic waste”, “toxic pollutant,” “contaminant,” or “pollutant” or any similar terms, or that is otherwise subject to regulation, control or remediation under any Environmental Law.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, Release, exposure of others to, sale, or distribution of any Hazardous Materials or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means all Taxes based upon, measured by, or calculated with respect to (a) gross or net income or gross or net receipts or profits (including any capital gains Taxes, minimum Taxes and income Taxes collected by withholding, but not including VAT, sales, use, goods and services, real or personal property transfer or other similar Taxes), or (b) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by or calculated with respect to, is described in clause (a) of this definition.

“Indebtedness” means, without duplication, in each case, as determined in accordance with the Accounting Principles, (a) indebtedness for borrowed money, including that is evidenced by notes, bonds and debentures or other similar instruments (and including all outstanding principal and accrued interest related thereto, prepayment and redemption premiums or penalties (including breakage costs, penalties and fees) and any unpaid fees or expenses or other monetary obligations), (b) any obligations pursuant to any letter of credit, surety bond, or performance bond to the extent that amounts thereunder are then drawn and a claim for funding pursuant thereto by the issuer thereof is pending, (c) obligations under capitalized leases required to be capitalized by Seller (the amount of such obligations being the capitalized amount thereof as determined in accordance with the Accounting Principles), (d) obligations of a Purchased Entity respecting accrued but unpaid dividends (other than any dividends payable to another Purchased Entity), (e) all net obligations with respect to derivatives, interest-rate hedging, swaps or similar financial arrangements (valued at the termination value thereof and net of all payments owed thereunder) or derivatives instruments held by a Purchased Entity, (f) the value of factored accounts receivable to the extent such accounts receivable relate to the Business, (g) non-current liabilities for workers compensation, (h) all earnout obligations or similar obligations to pay the deferred purchase price in respect of any historical acquisitions calculated in accordance with the Accounting Principles, (i) any intercompany accounts that should have been but were not terminated pursuant to Section 6.15, to the extent required to be paid by Buyer or any of its Affiliates following the Closing, (j) the net underfunded amount in respect of any Assumed Benefit Plan, (k) any amount of severance obligations, restructuring accruals or other termination payment or benefits that are outstanding as of the Closing Date and owed by the Purchased Entities or otherwise assumed by Buyer or an Other Buyer in respect of any terminations of employment or service (1) occurring prior to the Closing Date, or (2) in connection with reductions in workforce or facility closures or terminations that occurred, commenced or were approved prior to the Closing Date, (l) the value of all unpaid relocation payments owed by the Purchased Entities or otherwise assumed by Buyer or an Other Buyer with respect to any employee relocation that occurred or was approved prior to the Closing Date, (m) all unpaid employer matching, profit sharing or other contributions under any employee benefit plan in respect of the period prior to the Closing Date (including any partial payroll period) (whether or not accrued), in respect of the Continuing Employees, (n) the portion of the Seller Fixed Cash LTI Awards vested in accordance with Section 6.6(h), (o) the Retention Bonuses, (p) the Employer Side Taxes payable with respect to clauses (j) through (o), if applicable, calculated as if payable on the Closing Date, and (q) any outstanding guarantees of obligations of the type described in clauses (a) through (p) of this definition. Notwithstanding the foregoing, “Indebtedness” shall not (A) include (1) any deferred revenue, customer deposits, deferred rent or non-capitalized leases (determined in accordance with the historical treatment thereof by Seller and its Subsidiaries and past practices thereof), (2) any letter of credit, surety bond or performance bond to the extent undrawn or for which a funding claim has not been made that is pending, (3) any liabilities arising under or related to trade payables, accounts payable or other current liabilities incurred by any of the Purchased Entities in the ordinary course of business, (4) any prepayment and redemption premiums or penalties, including breakage costs, penalties, make-whole payments and other fees and expenses to the extent not then owing or triggered by Closing, (5) any intercompany indebtedness by and among the Purchased Entities, (6) any liabilities to be included in the calculation of Closing Net Working Capital and (7) Deal Related Severance (which, for the sake of clarity, is a Retained Liability) or (B) take into account the application of ASU No. 2016-02 or otherwise include capitalized obligations under real property leases.

“Indemnified Party” means a Buyer Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Party obligated to indemnify a Notifying Party and its related Indemnified Parties.

“Indirect Transfer Taxes” means all Taxes, other than Specified Indirect Transfer Taxes, imposed by any Governmental Authority in any non-U.S. jurisdiction in connection with the indirect transfer of (a) assets located in such jurisdiction or (b) equity securities in an entity formed, incorporated or otherwise established in such jurisdiction, in each case, in connection with the transactions contemplated under this Agreement and the other Transaction Documents, including PN7 and any analogous Taxes imposed in other jurisdictions.

“Industrial Designs” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Insurer” means an insurance company which has permission under Part 4 of the UK Financial Services and Markets Act 2000 to effect and carry out contracts of long-term insurance.

“Intellectual Property Rights” means the rights, titles, and interests in, of, to, and associated with the following anywhere in the world, by whatever name or term known or designated, whether arising by operation of Law, international treaty, contract, license or otherwise, both statutory and common law rights, including all: (a) patents, statutory invention registrations and utility models, and applications therefor (including any provisionals, continuations, continuations-in-part, divisionals, reissues, reexaminations, continued prosecutions, renewals, extensions or modifications for any of the foregoing) and all patents, registrations and statutory invention registrations resulting from any of the foregoing patents and patent applications, as well as any other patents and applications that claim priority therefrom throughout the world, whether such priority claim is direct or indirect and whether such priority claim is express or inherent, and all domestic and non-U.S. patents, patent applications and counterparts thereof (“Patents”); (b) copyrights (registered and unregistered for both published and unpublished works, including Software), copyright registrations and applications therefor (including any renewals or extensions thereof) and any renewals, amendments, modifications, extensions, restorations, and reversions thereof, moral rights, rights of authorship, and all other rights corresponding to the foregoing (“Copyrights”); (c) uniform resource locators, internet accounts and names, social media accounts and names, website content, and registered internet domain names and registrations and applications therefor (“Internet Properties”); (d) industrial design rights and any registrations, patents and applications therefor (“Industrial Designs”); (e) mask works, and mask work registrations and applications therefor; (f) trademarks, trade dress, trade names, brand names, logos, slogans, service marks, and all other designations and identifiers of source and origin, whether registered or unregistered, in each case, together with all translations, annotations, derivations, and combinations of any of the foregoing, and including registrations and applications therefor and renewals and extensions thereof, and including all common law rights thereto and the goodwill associated with and appurtenant to each of the foregoing (“Trademarks”); and (g) computer software, computer programs, applications (including apps, applets and mobile apps) and databases in any form, including source code, object code, firmware, operating systems and specifications, algorithms, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, development tools, libraries and library functions, compilers, and data formats, all versions, updates, corrections, enhancements and modifications thereof, and all related documentation (including manuals, user guides, flow charts, comments, and training materials), developer notes, comments and annotations (“Software”). Intellectual Property Rights specifically excludes contractual rights (including license grants from third parties).

“Intercompany Agreements” means the Contracts between or among Seller or one of its Subsidiaries (excluding the Purchased Entities), on the one hand, and any of the Purchased Entities, on the other hand, in respect of the Business, any Purchased Assets, any Purchased Shares or any Assumed Liabilities, or which involve any Purchased Entity (unless amended to exclude such Purchased Entity prior to the Closing without any further Liability to or obligation of such Purchased Entity) or which would constitute a Purchased Asset or which provides for any Liabilities that would constitute Assumed Liabilities, that are effective as of immediately prior to the Effective Time.

“Internet Properties” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“IPMA” means that certain Intellectual Property Matters Agreement attached hereto as Exhibit A and entered into by Seller and Buyer as of the Closing.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means all Software, information technology, networks, hardware, digital storage media, applications, infrastructure and computer systems, including networks, applications, hardware and digital storage and any technical components used to process data.

“knowledge” of a Party means, with respect to Seller, the actual knowledge of the Persons listed on Schedule 1.1(a)(v)(A) of the Disclosure Letter after reasonable internal inquiry, and with respect to Buyer, the actual knowledge of the Persons listed on Schedule 1.1(a)(v)(B) of the Disclosure Letter after reasonable internal inquiry.

“Law” means any law, treaty, statute, ordinance, rule, constitution, administrative interpretation, code or regulation of a Governmental Authority or Order.

“Liabilities” means any Indebtedness, liability, guarantee, claim, deficiency or other obligation (whether pecuniary or not, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, judgements, awards or settlements wherever or however arising (including whether arising by operation of Law or out of any Contract or tort based on negligence or strict liability) and whether or not required by GAAP to be stated in financial statements or disclosed in the notes thereto.

“Liens” means any mortgage, easement, lease, sublease, right of way, right of first refusal or first offer, deed of trust, deed to secure debt, trust or title retention agreement, pledge, lien, charge, security interest, restriction on transfer (other than restrictions on transfer arising under applicable securities Laws), restrictive covenant, servitude, option or other similar encumbrance. For the avoidance of doubt, a non-exclusive license of Intellectual Property Rights shall not be deemed to constitute a Lien.

“Losses” means any and all losses, damages, settlements, judgments, awards, penalties, fines, costs, charges, interest, Taxes, obligations, Liabilities, assessments, deficiencies or expenses (including reasonable and documented legal, expert, accountant and consultant fees and expenses) but excluding, except in the case of Fraud, any special, indirect, exemplary, punitive or consequential damages; provided, however, that notwithstanding the foregoing, “Losses” shall not exclude special, indirect, exemplary, punitive or consequential damages to the extent awarded to a third party by a Governmental Authority or arbitrator in connection with a Third Party Claim.

“Material Adverse Effect” means any development, change, state of facts, condition, circumstance, occurrence, event or effect (each, an “Effect”) that, individually or in the aggregate, (i) prevents or materially impedes or impairs the ability of Seller and its Subsidiaries to consummate the transactions contemplated hereby or otherwise perform their obligations under this Agreement or (ii) has had or is reasonably expected to have a materially adverse effect on the operations, condition (financial or otherwise) or results of operations of the Business, the Purchased Assets or the Purchased Entities, taken as a whole; provided, that, solely in the case of the foregoing clause (ii), none of the following shall, either alone or in combination, be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect has occurred: (a) the public announcement of the sale of the Business and the execution of this Agreement and the other Transaction Documents (provided that this clause (a) shall not apply to any representation or warranty that is intended to address the consequences of the announcement of, or the compliance with, this Agreement or the other Transaction Documents), or the pendency of the transactions contemplated hereby or thereby, (b) the performance by Seller and its Subsidiaries of their respective express obligations under this Agreement or the other Transaction Documents other than actions required by Section 6.1(a)(1), any actions taken or omitted to be taken by Seller or its Subsidiaries to comply with this Agreement, or any action taken at Buyer’s express written request or with the express written consent of Buyer (provided, however, that this clause (b) shall not apply to any representation or warranty that is intended to address the consequences of the compliance with this Agreement or the other Transaction Documents and the consummation of the transactions contemplated hereby or thereby), (c) general business, regulatory, financial or economic conditions in the United States or other foreign locations where the Business is operated, including changes in prevailing interest rates or fluctuations in currency (including any disruption thereof), (d) general changes, developments, or conditions in the industry or markets in which the Business is conducted, (e) any change in applicable Laws, any changes in GAAP (or the applicable accounting standards in any jurisdictions outside of the United States), or the enforcement or interpretation of any of the foregoing, in each case, after the Agreement Date, (f) any changes in the economy in general, or the financial, banking or securities markets (including any disruption thereof), (g) any global or natural conditions or circumstances, including natural disasters, an outbreak or escalation of war (whether or not declared), armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any escalation or worsening of the foregoing, (h) cyberattacks and acts of sabotage, (i) any pandemic, epidemic, disease or contagion outbreaks or worsening thereof, earthquakes, volcanic eruptions, hurricanes, floods, tsunamis and other natural disasters or other natural conditions or weather-related events, circumstances or developments, (j) any violation or breach of this Agreement by Buyer, or (k) the failure of the financial or operating performance of the Business to meet estimates or expectations or internal forecasts, plans, projections or budgets (but the underlying reason for such failure to meet such forecasts, plans, projections or budgets may be taken into account in determining whether a Material Adverse Effect has occurred, provided, such reason is not otherwise described in clauses (a) through (j) of this definition); provided, that, in the case of the clauses (c), (d), (e), (f) (g), (h) and (i) of this definition, Effects referred to therein shall be excluded only to the extent they do not disproportionately impact the Business in a manner relative to the competitors of the Business in the industry in which the Business competes as a whole (i.e., if there is a disproportionate impact, only the extent of such disproportionate impact shall be taken into account in determining whether there is a Material Adverse Effect).

“Measures” means any non-material variation to the employment or work arrangements of any Automatic Transferred Employee transferring pursuant to the Acquired Rights Directive in connection with the Closing, where such measure (a) would be possible to implement in accordance with the Acquired Rights Directive and (b) is communicated to or imposed on any relevant Automatic Transferred Employee at or prior to Closing.

“Notifying Party” means (a) Seller in the case of any matter for which any Seller Indemnified Party may be entitled to indemnification hereunder, and (b) Buyer in the case of any matter for which any Buyer Indemnified Party may be entitled to indemnification hereunder.

“OFAC” means the Office of Foreign Assets Control within the U.S. Department of the Treasury.

“Open Source Software” means any freeware, shareware, open source Software (e.g., Linux) or software that is distributed under similar licensing or distribution models. For the avoidance of doubt, “Open Source Software” includes software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (a) the GNU General Public License (GPL), Lesser/Library GPL (LGPL) or Affero General Public License (Affero GPL); (b) the Artistic License (e.g., PERL); (c) the Mozilla Public License; (d) the Netscape Public License; (e) the Sun Community Source License (SCSL); (f) the Sun Industry Standards Source License (SISSL); (g) the BSD License; (h) Red Hat Linux; (i) the Apache License; and (j) any other license or distribution model described by the Open Source Initiative as set forth at www.opensource.org.

“Order” means any judgment, order, injunction, stipulation, decree, writ, permit or license of any Governmental Authority or any arbiter.

“Ordinary Course Inbound License” means any of the following to the extent the underlying license is to Seller or its Subsidiaries: (a) a Contract containing a license to Seller or its Subsidiaries to use, copy or distribute any substantially unmodified generally commercially available software or to use any generally commercially available service, including click wrap or shrink wrap licenses, in each case, where payments by Seller or its Subsidiaries under such Contracts have been (and are reasonably expected to be) less than $1,000,000 per year; (b) a license to Seller or its Subsidiaries to use Open Source Software; and (c) a Contract containing an inbound license to Seller or its Subsidiaries to use third party Intellectual Property Rights (other than Patents), where such license is incidental to the primary purpose of such Contract (such as an inbound license to use a customer’s Trademarks in a Contract for which the primary purpose is granting the customer a right to use the Products).

“ordinary course of business” means in the ordinary course of the operation of the Business consistent with past practice.

“Ordinary Course Outbound License” means, to the extent the underlying license is from Seller or its Subsidiaries, any Contract containing an outbound license from Seller or its Subsidiaries to use Transferred Intellectual Property Rights (other than Patents), where such license is incidental to the primary purpose of such Contract (such as an outbound license to use Trademarks in an inbound services Contract).

“Organizational Documents” means, with respect to any Person, collectively, its organizational documents, including any certificate of incorporation, notarial deed of incorporation, certificate of formation, articles of organization, articles of association, bylaws, operating agreement, certificate of limited partnership, partnership agreement or certificates of existence, as applicable.

“Patents” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Pension Employer” means CommScope Connectivity UK Limited (a company registered in England with company number 03107702).

“Permits” means all Consents, registrations, licenses, permits, franchises, approvals, authorizations, Orders of, or filings with, any Governmental Authority.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments and other governmental charges that are not yet due and payable or, if due, that either are not due and payable or the amount or validity of which are being contested by appropriate Proceedings in good faith and for which appropriate reserves have been established and maintained in accordance with GAAP, (b) Liens arising by operation of Law in favor of warehousemen, landlords, workers, carriers, mechanics, materialmen, laborers or suppliers, incurred in the ordinary course of business securing amounts that are not overdue or being contested in good faith and for which appropriate reserves have been established and maintained in accordance with GAAP, (c) protective filings related to operating leases with third parties entered into in the ordinary course of business, (d) with respect to the Business Real Property, (i) zoning, entitlement, building and land use regulations, that are not, individually or in the aggregate, materially violated by the current use and operation of the Business and (ii) customary covenants, defects of title, conditions, encroachments, adverse rights or claims, easements, rights-of-way, restrictions and other similar charges or encumbrances or irregularities in title of record that in each case, individually or in the aggregate, do not materially interfere with the Business or impair the use, value or occupancy thereof in connection with the Business, (e) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs or similar Laws, in each case, mandated under applicable Laws or other social security programs, (f) Liens listed on Schedule 1.1(a)(vi) of the Disclosure Letter, (g) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business, (h) Liens imposed under applicable securities Laws, (i) Liens arising under the Assumed Debt, (j) any Liens created by or through Buyer or any of its Affiliates, (k) Liens on goods in transit incurred pursuant to documentary letters of credit incurred in the ordinary course of business, (l) purchase money Liens or Liens arising under leases of personal property or equipment in favor of the owner thereof securing rental payments, (m) Liens that are imposed on the underlying fee or other interest in real property subject to a real property lease, (n) Liens in favor of lessors or landlords arising under any Real Property Lease or arising under statutory or common Law to secure landlords, lessors or renters under leases or rental agreements, (o) Liens disclosed on or reflected in the Financial Information and (p) Liens relating to intercompany borrowings among Purchased Entities.

“Person” means an individual, Business Entity or Governmental Authority.

“Personal Information” means information in any form that is capable, directly or indirectly, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person, device or household, or is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term under applicable Law.

“PN7” means Taxes imposed by Public Notice (2015) No. 7 issued by China’s State Administration of Taxation.

“Post-Closing Tax Period” means any Tax period commencing after the Closing Date and the portion of any Straddle Period commencing after the Closing Date (with the Taxes attributable to such portion of a Straddle Period determined in accordance with Section 6.8(a)(iii)).

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date and the portion of any Straddle Period ending on and including the Closing Date (with the Taxes attributable to such portion of a Straddle Period determined in accordance with Section 6.8(a)(iii)).

“Privacy Laws” means all Laws, regulatory guidance, guidelines and standards, in each case, as amended, consolidated, re-enacted or replaced from time to time, that are applicable to data privacy, data security, the Processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, the Processing and security of payment card information, wire-tapping, the interception of electronic communications, the tracking or monitoring of online activity, data- or web-scraping, advertising or marketing, and email, text message, or telephone communications.

“Proceeding” means any judicial, administrative or arbitral claim, charge, complaint, action, audit, arbitration, mediation, proceeding, hearing, investigation, subpoena, litigation or suit commenced, brought, conducted, or heard by or before, any Governmental Authority or arbitrator.

“Process”, “Processed” or “Processing” means any operation or set of operations which is performed on information, including Personal Information, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination or disposal of such information, or is considered “processing” by any applicable Privacy Requirements.

“Purchased Entities” means, collectively, those Business Entities to be conveyed to Buyer or any Other Share Buyer in accordance with the Step Plan.

“Purchased Entity Employees” means the employees of the Purchased Entities as of immediately prior to the Closing that are Business Employees.

“Purchased Shares” means the shares of capital stock of, or any other equity or ownership interests in, the Purchased Entities.

“Release” means, with respect to Hazardous Materials, any spilling, emitting, leaking, pumping, pouring, injecting, escaping, disposing, discharging, dumping or leaching into the environment.

“Repatriation Costs Amount” means the amount of Taxes (including withholding Taxes) that would be incurred by Buyer and its Affiliates if the Excess Cash Amount of each non-U.S. Purchased Entity were repatriated to Buyer or any of its Affiliates incorporated or organized in the United States of America immediately after the Effective Time; provided, that, for the sake of clarity, the calculation of the Repatriation Costs Amount shall exclude any Business Cash funded by Buyer or any of its Affiliates; provided, further, that the calculation of the Repatriation Costs Amount shall be based on the assumed Buyer structure as set forth in Exhibit E (for the avoidance of doubt the method of calculation of the Repatriation Cost Amount is not intended to restrict Buyer’s ability to alter its structure or the steps actually taken to repatriate any Excess Cash Amount to the United States of America).

“Representatives” of any Person means such Person’s directors, managers, members, officers, employees, agents, advisors and representatives (including attorneys, accountants, consultants, financial advisors and any representatives of such advisors).

“Required Financial Information” means the Carve-Out Financial Statements and, if and to the extent applicable, the Additional Carve-Out Financial Statements.

“Restricted Business Cash” means cash and cash equivalents of the Purchased Entities that are reserved and unavailable for immediate or general business use by the Purchased Entities pursuant to Law or Contract (for the avoidance of doubt, excluding any such unavailability resulting from Taxes imposed as a result of the repatriation of such amount to the United States of America or another applicable jurisdiction).

“Retained Business” means any and all businesses and operations of the Retained Entities, other than the Business.

“Retained Employee” means, as of the Closing any employee of Seller and its Subsidiaries who is not a Continuing Employee.

“Retained Entities” means Seller and its Subsidiaries other than the Purchased Entities.

“Retained Law Firms” has the meaning set forth on Schedule 1.1(a)(vii) of the Disclosure Letter.

“Retention Bonuses” means the retention bonuses granted pursuant to those certain Retention Bonus Agreements set forth on Schedule 1.1(a)(viii) of the Disclosure Letter. For the avoidance of doubt, no Deal Related Severance shall be deemed to be a “Retention Bonus.”

“Retirement Benefits” means any pension, lump sum, gratuity, annuity, indemnity, compensation or similar benefit provided or to be provided on or after retirement (including early retirement), death, disability or termination of employment based on service with an employer (excluding the CommScope Inc. Retirement Savings Plan (the “Seller 401(k) Plan”)), including for the avoidance of doubt, termination indemnity and seniority premium arrangements and mandatory government and social security pension arrangements that provide benefits upon any voluntary cessation of employment.

“Reverse Termination Fee” means $367,500,000.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means: (a) any Person listed on any Sanctions-related list of designated or blocked persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any member state thereof, or the United Kingdom; (b) any Person resident in, operating in, or organized under the Laws of a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any (a) accidental, unlawful or unauthorized access, use, loss, exfiltration, disclosure, alteration, destruction, encryption, compromise, or other Processing of Personal Information or confidential information; (b) accidental, unlawful or unauthorized occurrence or series of related occurrences on or conducted through Seller’s IT Assets that jeopardizes or impacts the confidentiality, integrity, or availability of Seller’s IT Assets or any Personal Information or confidential information stored or otherwise Processed therein; or (c) occurrence that constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.

“Seller Acquisition Proposal” means a proposal, offer or indication of interest from any Person (other than a proposal or offer by Buyer) at any time providing for any transaction or series of related transactions (other than the Purchase Transaction) involving any: (i) merger, consolidation, share exchange, tender offer, business combination, recapitalization, reorganization or similar transaction involving Seller, pursuant to which the shareholders of Seller immediately preceding such transaction would own or control, directly or indirectly, less than eighty percent (80%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (by voting power), (ii) sale, lease, license, exchange, transfer, dissolution or other disposition, directly or indirectly, of assets of Seller (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of Seller representing twenty percent (20%) or more of the consolidated assets (measured by the fair market value thereof), net revenues or net income of Seller and its Subsidiaries taken as a whole, or to which twenty percent (20%) or more of the net revenues, net income or assets (measured by the fair market value thereof) of Seller and its Subsidiaries, taken as a whole, are attributable, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of Seller, or (iv) any combination of the foregoing; provided, that any transaction specified in clauses (i)-(iii) (x) involving solely the Retained Assets or Retained Liabilities, (y) that does not prevent, materially impede or delay or materially impair the consummation of the Transactions contemplated hereby, and (z) for which either (A) definitive documentation is entered into after obtaining the Seller Stockholder Approval or (B) no approval of the stockholders of Seller is required to consummate such transaction, shall be deemed not to constitute a Seller Acquisition Proposal.

“Seller Award” means any award granted pursuant to the Seller Equity Plan and the Seller Fixed Cash LTI Awards.

“Seller Benefit Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA and whether or not located or operated in the U.S.), and each other compensation, severance, redundancy pay, change in control, health or medical, dental, vision, sick leave, prescription, life insurance, fringe benefits plan, deferred compensation, retention, consulting or employment plan, policy, program or agreement, each vacation, paid time off, insurance coverage, disability coverage, disability benefits, death benefits, workers’ benefits, pension, profit sharing, retirement, post-employment or retirement benefits, incentive, bonus plan, commission plan, other Contract, program or policy that provides benefits to a service provider of Seller or its Subsidiaries, and each stock option, stock purchase, and restricted stock or other equity or equity-linked plan, program or policy, in each case, whether written or unwritten, under which any Business Employee, or current or former individual service provider, consultant, director or employee of the Business (or any spouse, dependent or beneficiary thereof) has any present or future right to benefits and that is contributed to, sponsored or maintained (in whole or in part) or entered into by Seller or any of its ERISA Affiliates or under which Seller, the Other Sellers, the Purchased Entities and any of their ERISA Affiliates has had or has any present or future Liability, in any case, for the benefit of any Business Employee or that is maintained, sponsored or contributed to by or on behalf of any Purchased Entity; provided, that the term “Seller Benefit Plans” shall not include any plan, program or arrangement that is sponsored, mandated and maintained or administered by a Governmental Authority.

“Seller Common Stock” means the shares of common stock, par value $0.01 per share, of Seller.

“Seller Equity Plan” means the CommScope Holding Company, Inc. Amended and Restated 2013 Long-Term Incentive Plan (as amended and restated effective February 21, 2017), the CommScope Holding Company, Inc. Non-Employee Director Compensation Plan, as amended on February 19, 2019 and the CommScope Holding Company 2019 Long-Term Incentive Plan, in each case, as amended from time to time and any other equity or equity-based plan, program, or arrangement of the Seller or any of its Subsidiaries or any predecessor thereof.

“Seller Fixed Cash LTI Awards” means fixed cash long-term incentive awards of Seller granted to Business Employees.

“Seller Intervening Event” means a material event or circumstance that was not known or reasonably foreseeable to the board of directors of Seller on the date of this Agreement (or if known, the material consequences of which were not known or reasonably foreseeable to the board of directors of Seller as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the board of directors of Seller after the Agreement Date and prior to obtaining the Seller Stockholder Approval; provided, that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Seller Acquisition Proposal constitute a Seller Intervening Event.

“Seller Preferred Stock” means the shares of Series A convertible preferred stock, par value $0.01 per share, of Seller.

“Seller Superior Proposal” shall mean a written Seller Acquisition Proposal (provided, that for purposes of this definition references to twenty percent (20%) and eighty (80%) in the definition of “Seller Acquisition Proposal” shall be deemed to be references to fifty percent (50%)) which the board of directors of Seller determines (i) to be reasonably likely to be consummated on the terms proposed on a timely basis if accepted and (ii) to be more favorable to Seller’s stockholders than the Purchase Transaction and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Buyer in response to such Seller Acquisition Proposal in accordance with Section 6.19(d); provided, however, that any Seller Acquisition Proposal made in breach of Section 6.19(a) shall not constitute a Seller Superior Proposal.

“Seller Tax Determination” means any Tax reporting or filing position with respect to “qualified property” within the meaning of Section 168(k)(2) of the Code, research and experimental expenditures governed by Sections 174 and 174A of the Code, and deductions of business interest expense within the meaning of Section 163(j) of the Code, in each case to the extent such provisions were amended by “An act to provide for reconciliation pursuant to title II of H. Con. Res. 14.” commonly referred to as the “One Big Beautiful Bill Act,” and any similar amendments made to with respect to corresponding state or local Tax Laws; provided that such reporting or filing position is supportable at a “more likely or not” or higher level of comfort.

“Seller Termination Fee” means $367,500,000.

“Services” has the meaning ascribed to such term in the Transition Services Agreement.

“Shared Contracts” means Contracts of Seller or any of its Subsidiaries with one or more third parties that relate to, or under which the rights of Seller or its Subsidiaries are exercised for the benefit of, both (a) any Purchased Assets, the Purchased Entities or the Business and (b) any Retained Assets, Retained Entities or the Retained Business; provided, that with respect to any Shared Contract for which Seller has received a signed acknowledgment from the counterparty thereof consenting to the assignment or replication of the rights and obligations under such Shared Contract relating to the Business, such assigned or replicated Contract shall not be deemed a Shared Contract and, instead, shall be treated as an Assigned Contract for purposes of this Agreement from the date such acknowledgement is received by Seller.

“Shared Services” means corporate or shared services provided to, or in support of the Business, that are general corporate or other overhead services or that are provided to or used by both the Business and other businesses of Seller and its Subsidiaries, including services related to access to and use of computer hardware and software related to any business function, use of Intellectual Property Rights, travel and entertainment services, temporary labor services, office supplies (including copiers, scanners and fax machines), telecommunications equipment and services, logistics services, fleet services, energy/utilities services, procurement and supply arrangements, treasury services, accounting and finance services, public relations, legal and risk management services, workers’ compensation arrangements, internal audit services, human resources and employee relations management services, employee benefits services, credit, collections and account payable services, property management services, environmental support services, customs and excise services, billing services, order entry services, fulfillment services, and other ancillary or corporate shared services, in each case, including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other technology used in connection therewith.

“Shared Services Assets” means the assets or categories of assets set forth on Schedule A-(iii) of the Disclosure Letter, but excluding any IT Asset and any Shared Contract.

“Software” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Solvent” means, with respect to any Person, that (a) the fair saleable value (determined on a going concern basis) of the consolidated assets of such Person and its Subsidiaries is, on the date of determination, greater than the total amount of consolidated Liabilities of such Person and its Subsidiaries as of such date, (b) such Person and its Subsidiaries, on a consolidated basis, are able to pay all Liabilities of such Person and its Subsidiaries as such Liabilities mature and (c) such Person and its Subsidiaries, on a consolidated basis, shall have adequate capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries. For purposes of this definition, in computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual and matured Liability.

“Specified Agreements” has the meaning set forth on Schedule 1.1(a)(ix) of the Disclosure Letter.

“Specified Auditor Assistance” means (a) providing customary “comfort letters” (including customary “negative assurance” and change period comfort, it being understood that monthly financial statements will not be separately prepared) for a registration statement, prospectus supplements, offering documents and similar documents customarily required in connection with the Debt Financing and assistance with the due diligence activities of the Debt Financing Sources, (b) providing customary consents to the inclusion of audit reports in any relevant registration statement, prospectus supplement or filings, offering documents or similar documents, (c) providing customary consents to references to the auditor as an expert in any registration statement, prospectus supplement or filings, offering documents or similar documents after review thereof, and (d) participating in a reasonable number of accounting due diligence sessions, in each case to the extent customarily required in connection with the Debt Financing.

“Specified Indirect Transfer Taxes” means all Taxes imposed by any Governmental Authority in any non-U.S. jurisdiction in connection with the indirect transfer of (a) assets located in such jurisdiction or (b) equity securities in an entity formed, incorporated or otherwise established in such jurisdiction, in each case, (i) in connection with the transactions contemplated under this Agreement and the other Transaction Documents, (ii) that are in the nature of documentary, registration, conveyance, stamp, real estate transfer, personal property transfer or similar Taxes, and (iii) that are not based on income, profits or gains (including PN7 and any analogous Taxes imposed in other jurisdictions).

“Statutory Minimums” means prohibitions or restrictions by Law against distributions or dividends due to surplus, minimum capital, thin capitalization, maintenance of capital or similar requirements.

“Step Plan” means the transaction step plan attached hereto as Exhibit C, as amended in accordance with Section 2.7(a).

“Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” or “Subsidiaries” of Buyer, Seller or any other Person means any corporation, partnership or other Business Entity of which Buyer, Seller or such other Person, as applicable (either alone or through or together with any other Subsidiary), (a) owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership or other Business Entity or is entitled to 50% or more of the economic value of such Business Entity, or (b) is the general partner or managing member (and all Subsidiaries of such Person). For the avoidance of doubt, as used in this Agreement, the term “Subsidiary” shall, with respect to Seller for all periods prior to the consummation of the transactions contemplated by this Agreement and with respect to Buyer for all periods following the consummation of the transactions contemplated by this Agreement, include each Purchased Entity to be acquired pursuant to this Agreement and any Person it creates to consummate the transactions contemplated by this Agreement, in each case, provided, that such Person otherwise satisfies the definition of “Subsidiary” due to the criteria set forth above; provided, that no Purchased Entity shall be deemed to be a “Subsidiary” of Buyer unless and until legal title to the equity interests of such Person has, directly or indirectly, transferred to Buyer or an Other Buyer in accordance with the terms and provisions of this Agreement.

“Tax” or “Taxes” means any and all federal, state, county, local or non-U.S. income, gross receipts, registration, ad valorem, VAT, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security or similar social insurance obligations or contributions, payroll, business license, business organization, workers compensation, profits, documentary, stamp, occupation, windfall profits, customs, duties, franchise, capital, alternative or add-on minimum, escheat or unclaimed property, estimated or other tax, charge, fee, levy or other assessment in the nature of a tax imposed or required to be withheld by any Governmental Authority including any estimated payments related thereto, any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

“Tax Return” means any return, declaration, report, election, claim for refund, disclosure, form, estimated return and information statement or other document filed or required to be filed with a Taxing Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any agreement relating to the sharing, allocation, or indemnification of Taxes or any similar Contract (excluding (a) allocations, Tax distributions, or provisions relating to Tax audits or other Proceedings under an entity’s organizational documents and (b) any agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

“Taxing Authority” means the IRS and any other Governmental Authority having jurisdiction over the assessment, determination, collection, or other imposition of any Taxes.

“Trade Secrets” means trade secrets and all other rights in or to Confidential Information.

“Trademark License Agreement” means the trademark license agreement contained in the IPMA.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property Rights” in this Section 1.1.

“Transaction Documents” means, collectively, this Agreement, the IPMA, the Transition Services Agreement, the Voting and Support Agreement, the Closing Transfer Documents and any other agreement, document, certificate or instrument contemplated hereby to be executed and delivered by the Parties or their Affiliates in connection with the transactions contemplated hereby, and the Exhibits, Appendices and Schedules hereto and thereto.

“Transaction Tax Deductions” means, without duplication, any item of loss, deduction or credit resulting from or attributable to fees, costs and expenses relating to or arising out of (i) the payment of any Indebtedness required by this Agreement, (ii) the payment of any expenses incurred in connection with the negotiation, execution, and performance of this Agreement, including the Closing Steps and the Restructuring Activities, and the other Transaction Documents, (iii) any payment of compensation, or vesting of compensation or property that arises from or in connection with any of the transactions contemplated by this Agreement, (iv) the payment of any other bonuses, severance payments, retention payments or similar payments made by the Purchased Entities on or prior to the Closing Date or included in the computation of the Final Purchase Price or which constitute Retained Liabilities, (v) the payment of Seller Fixed Cash LTI Awards or Retention Bonuses and the conversion or vesting, as applicable, of any Seller Awards (other than Seller Fixed Cash LTI Awards) pursuant to Section 6.6(h), and (vi) any other transaction costs of, or payments by, the Purchased Entities with respect to the transactions contemplated hereby, in each case, including any employer side payroll, Medicare, social or national insurance contributions, and other similar Taxes payable in connection therewith, and in each case to the extent (x) deductible for applicable Income Tax purposes by a Purchased Entity in the Pre-Closing Tax Period at a “more likely than not” or higher level of confidence and (y) either paid by or on behalf of the Purchased Entities at or prior to the Effective Time or included as a liability in determining the Final Closing Net Working Capital or Final Business Indebtedness; provided, that with respect to any “success-based fees,” 70% of such success-based fees shall be treated as deductible in accordance with Revenue Procedure 2011-29 and any similar or corresponding provision of applicable Law.

“Transfer Regulations” means any Law related to the automatic transfer, or liability related to transfer, of employees in connection with the event of transfers of undertakings, businesses or parts of businesses, or acquisition, sales or mergers, including the Council Directive 2001/23/EC of 12 March 2001 on the approximation of the laws of the Member States (as defined therein) relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses (and its amendments) (collectively referred to as “Acquired Rights Directive”), the legislation and regulations of any EU Member State implementing such Acquired Rights Directive and other similar or comparable Laws related to the transfer, or liability related to transfer, of employees.

“Transfer Taxes” means all transfer, real property transfer, sales, use, grantee/grantor, stamp, ad valorem, conveyance, VAT, custom duty, documentary, registration and other similar Taxes (including charges for or in connection with the recording of any instrument or document and any interest, penalties, assessments or additions imposed thereon or with respect thereto), and shall include any Specified Indirect Transfer or withholding Taxes with respect to the foregoing, but excluding Indirect Transfer Taxes and income, profits or gains Taxes (and indirect capital gains and withholding Taxes with respect to the foregoing).

“Transition Services Agreement” means that certain Transition Services Agreement attached hereto as Exhibit B and to be entered into by Seller and Buyer as of the Closing, pursuant to which Seller, through itself or one or more of its direct or indirect Subsidiaries, will cause certain services to be provided to Buyer or its Subsidiaries and Buyer, through itself or one or more of its direct or indirect Subsidiaries, will cause certain services to be provided to Seller or its Subsidiaries in connection with the transition of the Business to Buyer.

“Treasury Regulations” means the federal income tax regulations promulgated under the Code, as such regulations may be amended from time to time.

“Trustee” means any trustee of the UK DB Plan from time to time, exclusively in their capacities as such.

“UK DB Plan” means the Andrew Limited Pension and Life Assurance Plan, currently governed by a definitive trust deed and rules dated 16 May 2012 (as amended from time to time).

“UK Pension Guarantee” means the guarantee by CommScope, Inc. of North Carolina dated December 30, 2010 in relation to the UK DB Plan (as amended from time to time).

“VAT” means value added Tax, goods and services Tax, or other similar Taxes, including such Taxes imposed on the supply of goods and services under European Union Directive 2006/112/EC (or under any Laws authorized by that directive) and any similar value added Tax pursuant to the Laws of any jurisdiction which is not a member of the European Union, and any interest or penalties in respect thereof, but excluding, for the avoidance of doubt, any direct or indirect capital gains Taxes, any Income Taxes, and any withholding Taxes.

“WC Cash Amount” shall mean, with respect to each non-U.S. Purchased Entity, the amount set forth on Schedule 1.1(a)(x) of the Disclosure Letter with respect to such non-U.S. Purchased Entity.

Section 1.2 Other Defined Terms. The following terms have the meanings assigned to such terms in the location set forth below:

DEFINITION	LOCATION

accrued PTO	6.6(f)
Agreement	Preamble
Agreement Date	Preamble
Allocation Methodology	3.3
Allocation Statement	3.3
Alternative Financing	6.21(c)
Alternative Transfer Employee	6.6(b)
Alternative Transfer Method	6.6(b)
Assigned Contracts	Appendix A
Assigned Material Contract	4.5(a)
Assigned Shared Contract	Appendix A
Assumed Debt	Appendix B
Assumed Employee Liabilities	Appendix B
Assumed Insurance Proceeds	Appendix A
Assumed Liabilities	Appendix B
Assumed Pending Litigation	Appendix B
Base Purchase Price	3.1
Bill of Sale	2.5(a)
Books and Records	6.5(a)
Business Employee Census	6.6(a)
Business Guarantees	6.14
Business Indemnitees	6.9(a)
Business Real Property	Appendix A

Business Related Party	4.21
Business Shared Services Assets	Appendix A
Buyer	Preamble
Buyer Indemnified Parties	9.1(a)
Buyer Indemnified Party	9.1(a)
Buyer Losses	9.1(a)
Buyer Tax Claim	6.8(g)(i)
Buyer-Signed Tax Returns	6.8(d)(ii)
CBA	4.5(a)(xix)
Closing	8.1
Closing Business Cash	3.1
Closing Business Indebtedness	3.1
Closing Date	8.1
Closing Statement	3.5(a)
Commercially Reasonable Terms	6.21(c)
Competing Activity	6.10(a)
Compliant Offer	6.6(b)
Confidentiality Agreement	6.2(b)
Continuing Employee	6.6(b)
D&O Indemnity Arrangements	6.9(a)
Data Partners	4.17(a)
Debt Commitment Letter	5.5(a)
Debt Documents	6.21(c)
Deemed Asset Sale Election	6.8(d)(v)
Determination Date	3.5(f)
Disclosure Letter	Article 4
Dispute Notice	3.5(c)
Effective Time	8.1
Employing Entity	6.6(b)
EOR Agreements	6.6(b)
Equity Transfer Documents	2.5(a)
Estimated Business Cash	3.2(a)
Estimated Business Indebtedness	3.2(a)
Estimated Closing Net Working Capital	3.2(a)
Estimated Closing Statement	3.2(a)
Estimated Purchase Price	3.2(a)
Excess Intercompany Amount	6.8(m)
Fairness Opinion	4.22
Final Business Cash	3.5(f)
Final Business Employee Census	6.6(a)
Final Business Indebtedness	3.5(f)
Final Closing Net Working Capital	3.5(f)
Final Closing Statement	3.5(f)
Final Purchase Price	3.5(f)
Former Business Employee	4.12(s)
Governmental Authority	4.3(a)
Governmental Consent	6.3(a)
Independent Accountant	3.5(e)
Information	6.12
Insurance Claim	6.7(g)(i)
Inventory	Appendix A

Labor Organization	4.12(s)
Leased Real Property	Appendix A
Local Transfer Agreement	2.5(a)
Material Customers	4.18(a)
Material Suppliers	4.18(b)
Negative Adjustment Amount	3.5(g)
Non-Executive Employees	6.1(a)(viii)
Non-Party Affiliates	11.14
Non-U.S. Continuing Employee	6.6(b)
Non-U.S. Plan	4.12(a)
Notification	6.8(g)(i)
Offer Recipient Employee	6.6(b)
Other Asset Buyer	2.1
Other Asset Seller	2.1
Other Buyers	2.2
Other Sellers	2.2
Other Share Buyer	2.2
Other Share Seller	2.2
Outside Date	10.1(b)
Owned Real Property	Appendix A
Parties	Preamble
Party	Preamble
Positive Adjustment Amount	3.5(g)
Preliminary Allocation Statement	?3.3
Privacy Policy	4.17(a)
Privacy Requirements	4.17(a)
Privileged Information	6.12
Privileges	6.12
Products	Appendix A
Proxy Statement	4.23
Purchase Price	3.1
Purchase Transaction	Recitals
Purchased Assets	Appendix A
R&W Insurance Policy	6.16
Real Property Leases	Appendix A
Reference Date	4.8(t)
Refinancing	7.3(h)
Refund Recipient	6.8(e)
Registered Transferred IPR	4.7(a)
Reimbursed Amounts	6.7(b)
Restructuring Activities	2.7(a)
Restructuring Documents	2.7(b)
Retained Assets	Appendix C
Retained Claims	9.2(b)
Retained Contracts	Appendix C
Retained Intellectual Property Rights	Appendix C
Retained IT Assets	Appendix C
Retained Liabilities	Appendix D
Retained Real Property	Appendix C
Retained Shared Contract	Appendix C
Retained Shared Services Assets	Appendix C

Retained Tax Liabilities	6.8(a)(i)
SEC	4.3(a)
Section 3.3 Assets	3.3
Selected Firm	6.8(f)(iii)
Selected Firm’s Determination	6.8(f)(iii)
Seller	Preamble
Seller Adverse Recommendation Change	6.19(c)
Seller Indemnified Parties	9.1(b)
Seller Indemnified Party	9.1(b)
Seller Losses	9.1(b)
Seller Occurrence Policy	6.7(g)(ii)
Seller Recommendation	Recitals
Seller Related Party	11.17(a)
Seller Related Parties	11.17(a)
Seller Stockholder Approval	4.2(c)
Seller Stockholder Meeting	6.18(b)
Seller Tax Claim	6.8(g)(i)
Seller-Signed Tax Returns	6.8(d)(i)
Tax Attribute	6.8(j)
Tax Claim	6.8(g)(i)
Tax Policy	6.8(l)
Tax Return Filer	6.8(d)(iii)
Third Party Claim	9.3(b)(i)
Third Party Claim Notice	9.3(b)(i)
Transferred Intellectual Property Rights	Appendix A
U.S. Continuing Employee	6.6(b)
Unvested Awards	6.6(h)
Voting and Support Agreement	Recitals
WARN Act	4.12(v)
Willful Breach	10.2
Withheld Party	3.6(a)
Withholding Party	3.6(a)

ARTICLE 2

SALE OF ASSETS AND SHARES AND ASSUMPTION OF LIABILITIES

Section 2.1 Asset Purchase. Upon the terms and subject to the conditions set forth in this Agreement (including compliance with the Step Plan), at the Closing, Seller shall, and shall cause each of its applicable Subsidiaries indicated in the Step Plan as conveying assets at the Closing (each such Subsidiary, an “Other Asset Seller”) to, sell, assign, transfer, convey and deliver to Buyer or any wholly-owned Subsidiary of Buyer designated by Buyer in accordance with Section 2.5 (each such Subsidiary, an “Other Asset Buyer”), and Buyer shall, or shall cause such Other Asset Buyer to, acquire and accept from Seller or such Other Asset Seller, all of Seller’s and such Other Asset Sellers’ respective right, title and interest in and to all such Purchased Assets held by them as they exist at the Closing, free and clear of any Liens other than Permitted Liens, and as indicated in the Step Plan.

Section 2.2 Share Purchase. Upon the terms and subject to the conditions set forth in this Agreement (including compliance with the Step Plan), at the Closing, Seller shall, and shall cause each of its applicable Subsidiaries indicated in the Step Plan as conveying Purchased Shares at the Closing (each such Subsidiary, an “Other Share Seller” and, together with the Other Asset Sellers, the “Other

Sellers”) to, sell, assign, transfer, convey and deliver to Buyer or any wholly-owned Subsidiary of Buyer designated by Buyer in accordance with Section 2.5 (each such Subsidiary, an “Other Share Buyer” and, together with the Other Asset Buyers, the “Other Buyers”), and Buyer shall acquire and accept, or shall cause such Other Share Buyer to acquire and accept, from Seller or such Other Share Seller, as applicable, all of Seller’s or such Other Share Seller’s respective right, title and interest in and to such Purchased Shares, free and clear of any Liens other than Permitted Liens, and as indicated in the Step Plan.

Section 2.3 Retained Assets . All Retained Assets shall be retained by Seller and its Subsidiaries and are not being acquired by Buyer or any Other Buyer.

Section 2.4 Assumed Liabilities; Retained Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer and the Other Buyers shall accept, assume and agree to pay, perform, fulfill and discharge when due any and all Assumed Liabilities. Following the Closing, Buyer and the Other Buyers shall be responsible for all Assumed Liabilities, regardless of when or where such Assumed Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Closing Date, regardless of where or against whom such Assumed Liabilities are asserted or determined or whether asserted or determined prior to the Agreement Date. Buyer shall not be released from any Liability hereunder if it assigns any of its rights or Liabilities hereunder to any of its Affiliates.

(b) The Parties agree that, except for the Assumed Liabilities, Buyer shall not accept, assume, pay, perform, fulfill or discharge or otherwise have any Liability for, and Seller and its Subsidiaries (excluding any Purchased Entity) shall retain, and shall be solely responsible and liable for paying, performing, fulfilling and discharging when due, all Retained Liabilities.

Section 2.5 Transfer.

(a) Buyer may elect (by prior written notice to Seller reasonably in advance of the Closing) to require Seller to convey any of the Purchased Shares or the Purchased Assets to be conveyed to Buyer at the Closing in accordance with the Step Plan to an Other Buyer rather than to Buyer, and Seller shall comply with any such election, at Buyer’s cost and expense; provided, further, however, that Seller shall not be required to comply with such election of Buyer to the extent that Seller reasonably determines in good faith that doing so would (A) violate applicable Law or any contractual obligation of Seller or its Subsidiaries, (B) reasonably be expected to prevent, impede or delay or make less likely to occur the consummation of the Purchase Transaction or the other transactions contemplated hereby or by the other Transaction Documents (or the satisfaction of the conditions in Article 7) or (C) impose fees, costs or Taxes on Seller and its Subsidiaries that would not have been imposed but for such election and that are not reimbursed by Buyer or its Affiliates. The right, title and interest in and to the Purchased Assets and the Purchased Shares at Closing shall be sold, assigned, transferred, conveyed and delivered, and the Assumed Liabilities shall be assumed, in each case, at the Closing, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Shares and the Purchased Assets and an assumption of the Assumed Liabilities in accordance with the terms set forth herein in the jurisdictions in which such transfers or assignments are to be made. Such transfer and assumption agreements contemplated by the previous sentence shall be in a form mutually agreed by the Parties, as required in each jurisdiction, and shall include: (i) with respect to the Purchased Shares, to the extent that such Purchased Shares are in certificated form, certificates evidencing the Purchased Shares duly endorsed in blank or with stock powers duly executed in proper form for transfer, and, to the extent that such Purchased Shares are not in certificated form, stock powers or other instruments of transfer duly executed in blank, and in either case, any other equivalent or alternative procedure required under local Law to effect valid transfer of the Purchased Shares, including any short-form notarial deeds, instruments or other similar documents as necessary, and with any required stock transfer stamps affixed thereto (the “Equity Transfer Documents”); (ii) to the extent required by Law or otherwise agreed by the Parties and in compliance with Section 2.5(b), a local transfer agreement or local assignment or conveyance deed or such other instrument for any transfer or assignment, as applicable, for each jurisdiction other than the United States in which Purchased Assets or Assumed Liabilities are located or the Purchased Entities are organized (each such agreement, a “Local Transfer Agreement”); and (iii) with respect to the Purchased Assets and Assumed Liabilities, to the extent necessary in addition to the Equity Transfer Documents and the Local Transfer Agreements or otherwise agreed by the Parties, a bill of sale and assignment and assumption agreement in a form to be mutually agreed upon by the Parties (each such agreement, a “Bill of Sale”); which, in each case, for the avoidance of doubt, shall not contain provisions expanding the scope of the Parties’ respective obligations as set forth in this Agreement.

(b) Each Local Transfer Agreement shall be that which is customary in the relevant jurisdiction for a transfer or assignment of the type of assets or shares, as applicable, being transferred or assigned pursuant to such Local Transfer Agreement and shall be consistent with the terms of this Agreement and otherwise mutually acceptable to Buyer and Seller (and the relevant Other Sellers and Other Buyers, as required under applicable local Law) in all respects; provided, in each case, that (i) to the extent permissible under local Law, the Local Transfer Agreements shall serve purely to effect the legal transfer or assignment of the applicable Purchased Assets or Purchased Shares and shall not have any effect on the value being received by Seller or given by Buyer in the Purchase Transaction, or the terms and conditions of the transactions contemplated hereby, all of which shall be determined by this Agreement, except where required by local Law (and any consideration paid by Buyer or any of its Affiliates to Seller or any of its Subsidiaries pursuant to any Local Transfer Agreement shall be deemed for all purposes to comprise part of, and not be in addition to, the amounts payable hereunder), (ii) no such Local Transfer Agreement shall in any way modify, amend, or constitute a waiver of, any provision of this Agreement (except to the extent required by Law of the applicable jurisdiction), and (iii) no such Local Transfer Agreement shall include any additional representations or warranties, covenants or agreements except to the extent required by Law of the applicable jurisdiction. In the event of any inconsistency between this Agreement and a Local Transfer Agreement, this Agreement will control to the extent permissible under Law of an applicable jurisdiction. Such transfer or assignment pursuant to this Agreement or any other Transaction Document will be effective as of Closing or at such other times as specifically provided in each respective Transaction Document and will be subject to the terms and conditions of this Agreement and the applicable Transaction Document.

(c) Notwithstanding anything to the contrary in this Section 2.5, all transfers and assumptions contemplated by this Agreement (including pursuant to this Section 2.5) with respect to Buyer or an Other Buyer shall be transfers to, or assumptions by, Buyer (and not an Other Buyer) unless Buyer has designated an Other Buyer with respect to such transfer or assumption, in accordance with Section 2.5(a).

Section 2.6 Approvals and Consents.

(a) Notwithstanding anything to the contrary in this Agreement, there shall be excluded from the transactions contemplated by this Agreement any Purchased Asset that is not assignable or transferable (i) without the Consent of any Person other than Seller, the Purchased Entities or any Subsidiary of Seller or Buyer, to the extent that such Consent shall not have been obtained prior to the Closing or (ii) without violating any applicable Law; provided, however, that Seller and Buyer shall have the continuing obligation until two years after the Closing (or, if earlier, until the lapse, expiration or termination of any such Purchased Asset that is a Contract) to use reasonable best efforts and otherwise cooperate with each other to obtain all necessary Consents to the assignment or transfer thereof, it being understood that (A) other than general internal costs, overhead and use of internal personnel and assets or infrastructure, neither Seller, nor Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money (except to the extent Seller and Buyer reasonably agree to expend money and share in such expenditure equally), incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such Consents, and (B) in connection therewith, Seller shall not, and shall cause its Subsidiaries (including, if prior to the Closing, the Purchased Entities) not to, (I) commit to make any payments other than cash payments that are approved by Buyer and borne equally between the parties hereto (in which case Seller shall, or shall cause its Subsidiaries to, promptly upon receipt of Buyer’s portion of such payment, make such payment in full) or (II) make any material non-monetary concession that would purport to bind Buyer, its Affiliates or, following the Closing, the Business or any Purchased Entity. Upon obtaining the requisite third party Consents thereto, such Purchased Assets shall promptly be transferred and assigned to Buyer (or the applicable Subsidiary of Buyer) hereunder at no additional cost (subject to the occurrence of the Closing).

(b) With respect to any Purchased Asset that is not transferred and assigned to Buyer at the Closing by reason of Section 2.6(a), after the Closing and for two years thereafter (or, if earlier, until the lapse, expiration or termination of any such Purchased Asset that is a Contract), until any requisite Consent is obtained therefor and the same is transferred and assigned to Buyer (or the applicable Subsidiary of Buyer), the Parties shall cooperate with each other and use their reasonable best efforts to obtain for Buyer, at no cost to Seller or Buyer or any of their respective Affiliates, an arrangement with respect thereto to provide Buyer (or the applicable Subsidiary of Buyer) the benefits, and for Buyer to bear the obligations and burdens, thereunder and to otherwise put Buyer and Seller (and their respective Subsidiaries) in the position they would have been in had such Purchased Asset and Assumed Liabilities thereunder been transferred and assumed directly at the Closing (i.e., without limiting that all Liabilities thereunder nevertheless constitute Assumed Liabilities, and such assets nevertheless constitute Purchased Assets, for all purposes of this Agreement regardless of whether such Consents are obtained). In furtherance of the foregoing, Seller shall, and shall cause its Subsidiaries to, without further consideration therefor, pay and remit to Buyer all monies, rights and other consideration received in respect of such Purchased Asset (net of any Taxes incurred in respect of such amounts) as promptly as reasonably practicable after receipt thereof and Buyer shall pay, perform and discharge fully, promptly when due, all of the obligations of Seller and its Subsidiaries in respect of such Purchased Asset and Assumed Liabilities, each as if such Purchased Asset had been transferred at the Closing. If the requisite Consents have not been received by the date that is two years after the Closing Date, Buyer and Seller shall work in good faith to expeditiously identify alternative means or structures by which any remaining Purchased Assets (or the benefits thereof) may be transferred (or otherwise made available) to Buyer.

(c) The Parties have determined that it is advisable that the Shared Contracts that are not also Excluded Shared Contracts be separated or replicated into separate Contracts between the applicable third party and each of (i) the Retained Business and (ii) the Business. The Parties agree to cooperate and use their respective reasonable best efforts to provide reasonable assistance prior to the Closing and, to the extent not achieved prior to the Closing, then for two years thereafter (or, if earlier, until the lapse, expiration or termination of any such Shared Contract; provided, that during such two-year period, Seller (in the case of Assigned Shared Contracts) or Buyer (in the case of Retained Shared Contracts), as applicable, shall require the prior written consent of the other Party to voluntarily terminate (excluding, for the sake of clarity, non-renewal) or willfully breach (in a manner that adversely affects the Business or the Retained Business, as applicable) a Shared Contract not previously separated or replicated as contemplated by this Section 2.6(c)), in effecting the separation or replication of such Shared Contracts (with such separated Shared Contract imposing no material additional or differing obligations (except, in each case, arising from different volume-based arrangements or credit rating of Buyer or Seller, as the case may be) than, and otherwise on substantially the same terms (including with respect to pricing) as, the applicable Shared Contract (except that the replicated Shared Contract will only pertain to the Business or the Retained Business, as the case may be) or other terms mutually agreeable to the Parties in accordance with the terms and subject to the conditions set forth herein) and, once so separated or replicated, (x) such separated or replicated Contract relating to the Business shall be deemed an Assigned Contract hereunder and transferred to and assumed by Buyer or a Purchased Entity, as applicable, directly (but, in the case of Buyer, no sooner than the Closing) and (y) such separated or replicated Contract relating to the Retained Business shall be deemed a Retained Contract hereunder and transferred to and assumed by Seller or any other Retained Entity, as applicable, directly; provided, however, it being understood that (A) other than general internal costs, overhead and use of internal personnel and assets or infrastructure, neither Seller, nor Buyer nor any of their respective Affiliates or Subsidiaries shall be required to expend money (except to the extent Seller and Buyer reasonably agree to expend money and share in such expenditure equally), incur any Liability, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to separate or replicate such Contracts and (B) in connection therewith, (I) in the case of an Assigned Shared Contract, Seller shall not, and shall cause its Subsidiaries (including, if prior to the Closing, the Purchased Entities) not to, (1) commit to make any payments other than cash payments that are approved by Buyer and borne equally between the parties hereto or (2) make any material non-monetary concession that would purport to bind Buyer or its Affiliates or, following the Closing, the Business or any Purchased Entity or (II) in the case of a Retained Shared Contract, Buyer shall not, and shall cause its Subsidiaries (including, if after the Closing, the Purchased Entities) not to, (1) commit to make any payments other than cash payments that are approved by Seller and borne equally between the parties hereto or (2) make any material non-monetary concession that would purport to bind Seller or its Affiliates or, following the Closing, the Retained Business or any Retained Entity. Further, with respect to any Shared Contract that is not an Excluded Shared Contract, after the Closing and for two years thereafter (or, if earlier, until the lapse, expiration or termination of any such Shared Contract), until any separate Contract (if any) is obtained therefor (at which time it will be transferred to and assumed by the appropriate Party), the Parties shall cooperate with each other and use their reasonable best efforts to obtain, in the case of a Retained Shared Contract, for Buyer, at no cost to Seller or Buyer or any of their respective Affiliates (except to the extent approved by Seller and Buyer and borne equally between the parties hereto), and, in the case of an Assigned Shared Contract, for Seller, at no cost to Buyer or Seller or any of their respective Affiliates (except to the extent approved by Seller and Buyer and borne equally between the parties hereto), an arrangement with respect thereto to provide Buyer (or the applicable Subsidiary of Buyer), in the case of a Retained Shared Contract, or Seller (or the applicable Subsidiary of Seller), in the case of an Assigned Shared Contract, substantially comparable benefits, and for Buyer, in the case of a Retained Shared Contract, or Seller, in the case of an Assigned Shared Contract, to bear the obligations and burdens, thereunder and to otherwise put Buyer and Seller (and their respective Subsidiaries) in the position they would have been in had, (x) in the case of a Retained Shared Contract, such Purchased Asset and Assumed Liabilities thereunder been transferred and assumed directly at the Closing (i.e., without limiting that all Liabilities thereunder to the extent relating to the Business nevertheless constitute Assumed Liabilities for all purposes of this Agreement regardless of whether such Shared Contract is separated or replicated) and (y) in the case of an Assigned Shared Contract, such Retained Asset and Retained Liabilities thereunder had been retained at the Closing (i.e., without limiting that all Liabilities thereunder to the extent relating to the Retained Business nevertheless constitute Retained Liabilities for all purposes of this Agreement regardless of whether such Shared Contract is separated or replicated). Other than with respect to the Retained Liabilities, with respect to Retained Shared Contracts, Buyer agrees to indemnify Seller and its Subsidiaries in respect of all Liabilities of Seller and its Subsidiaries in respect of any such arrangement, continuing operations and underlying lease, license, Contract or right, including any additional Taxes incurred by Seller and its Subsidiaries in connection therewith and such indemnity. Other than with respect to the Assumed Liabilities, with respect to Assigned Shared Contracts, Seller agrees to indemnify Buyer and its Subsidiaries in respect of all Liabilities of Buyer and its Subsidiaries in respect of any such arrangement, continuing operations and underlying lease, license, Contract or right, including any additional Taxes incurred by Buyer and its Subsidiaries in connection therewith and such indemnity. In furtherance of the foregoing, if, after the Closing, Seller or any of its Subsidiaries (other than the Purchased Entities), on the one hand, or Buyer or any of its Subsidiaries (including the Purchased Entities), on the other hand, receives any benefit or payment or suffers any payment or obligation that under any Shared Contract was intended for the other, Seller and Buyer shall, and shall cause their respective Subsidiaries to, deliver such benefit or payment to the applicable party or pay or perform such payment or obligation, including any additional Taxes incurred by Seller, Buyer or any of their respective Subsidiaries in connection therewith and such indemnity.

(d) Notwithstanding anything herein to the contrary, the provisions of this Section 2.6 shall not apply to any Governmental Consent, which Consents shall be governed solely by Section 6.3.

(e) Buyer acknowledges and agrees, on behalf of itself and its Affiliates, that (i) certain Consents to the transactions contemplated by this Agreement may be required from parties to certain Real Property Leases, Permits, Assigned Contracts, Shared Contracts and other Contracts and rights intended to be Purchased Assets and that such Consents may not be obtained and (ii) no representation, warranty or covenant of Seller contained herein shall be breached or deemed breached, and no condition to Buyer’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied, as a result of the failure to obtain any such Consent or as a result of any such default, acceleration or termination or any Proceeding commenced or threatened by or on behalf of any Person, arising out of or relating to the failure to obtain any Consent or any such default, acceleration or termination. Notwithstanding the foregoing, Seller acknowledges and agrees that the provisions of this Section 2.6(e) do not in any way affect, alter or otherwise diminish any representation or warranty of Seller specifically set forth in Section 4.3(a).

Section 2.7 Restructuring Activities.

(a) Notwithstanding anything to the contrary herein, on or prior to the Closing Date, Seller shall perform certain restructuring activities to effect the separation of the Business from Seller’s other businesses on or prior to the Closing, which activities (and restrictions thereon) are described in the Step Plan, as amended from time to time in accordance with this Section 2.7(a) (such activities in accordance with the Step Plan, other than the Closing Steps, the “Restructuring Activities”), and for the avoidance of doubt, subject to Section 6.8(l) hereof, the Restructuring Activities may include any optional steps set forth in the Step Plan in Seller’s sole discretion. From time to time after the Agreement Date and prior to the Closing, the Parties shall be permitted to amend such Step Plan upon mutual written consent, which consent by either Party shall not be unreasonably withheld, conditioned or delayed. Except with respect to activities permitted in accordance with the terms of Section 6.1(c) or for such activities that pertain solely to Retained Assets or Retained Liabilities and (x) would not reasonably be expected to adversely affect the Purchased Entities, Buyer or any of Buyer’s Affiliates and (y) would not reasonably be expected to materially impair, prevent or materially delay the Purchase Transaction, without the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed, Seller shall not perform, or cause its Subsidiaries to perform, any other restructuring activities prior to the Closing that are not set forth in the Step Plan.

(b) All documents, instruments or certificates executed to effectuate the Restructuring Activities and the other transactions described in this Section 2.7 (the “Restructuring Documents”) shall be in form and substance consistent with the Step Plan. With respect to all Restructuring Documents executed following the Agreement Date, no such Restructuring Document may be executed without the prior written consent of Buyer (email being sufficient), not to be unreasonably withheld, conditioned or delayed.

(c) Prior to the Closing, without in any way altering the defined terms “Purchased Assets” or “Retained Assets,” Seller and Buyer shall, and shall cause their respective Subsidiaries to, in consultation with the other Party, use reasonable best efforts to identify the internal separation activities necessary for the Business to operate in a manner independent from Seller and its Subsidiaries (other than the Purchased Entities) and for the Retained Business to operate independently of the Business and the Purchased Assets. Further, upon the reasonable request of the other Party, Seller and Buyer shall, and shall cause their respective Subsidiaries to, subject to applicable Law, provide reasonable cooperation to the other Party in (i) effecting such separation activities such that (x) the Business can operate in a manner independent from Seller and its Subsidiaries (other than the Purchased Entities) and (y) the Retained Business can operate in a manner independent from the Business and the Purchased Assets, in each case, at or promptly after the Closing and (ii) taking such other actions to otherwise reduce the term and scope of services required by Buyer and its Affiliates (including the Purchased Entities) (or, with respect to any services provided by Buyer and its Affiliates (including the Purchased Entities) to Seller or its Subsidiaries, required by Seller and its Subsidiaries) under the Transition Services Agreement.

(d) Notwithstanding anything to the contrary herein, at any time prior to Closing, Buyer and any relevant Affiliate of Buyer (alongside their Representatives) may, with the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed), be permitted to speak to any Trustee (where applicable, on more than one occasion) in order to discuss: (i) the impact of the transactions contemplated by this Agreement on the UK DB Plan; and/or (ii) any other matters relevant to the UK DB Plan (including the terms of any financial support in place for the UK DB Plan from time to time, any matters relevant to the operation of the UK DB Plan and/or any the terms or implementation of any Buy-Out). Seller and its Representatives shall have the opportunity to participate in any of such meetings contemplated by the preceding sentence and Buyer or its applicable Affiliate shall provide Seller with a reasonable advance opportunity to review and comment upon all substantive written communications which Buyer proposes to issue to the Trustee.

ARTICLE 3

CONSIDERATION

Section 3.1 Consideration . The total consideration for the Purchased Shares and the Purchased Assets shall be equal to the sum of $10,500,000,000 (such amount, the “Base Purchase Price”, plus an amount equal to the Business Cash as of immediately prior to the Effective Time (the “Closing Business Cash”), minus an amount equal to the Business Indebtedness outstanding as of immediately prior to the Effective Time (the “Closing Business Indebtedness”), plus the amount, if any, by which the Closing Net Working Capital is greater than the Closing Net Working Capital Upper Collar, minus the amount, if any, by which the Closing Net Working Capital is less than the Closing Net Working Capital Lower Collar (such aggregate amount, as adjusted and finally determined pursuant to this Agreement, the “Purchase Price”).

Section 3.2 Estimated Purchase Price.

(a) No later than three Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer a reasonably detailed written statement (the “Estimated Closing Statement”) that sets forth Seller’s good faith estimate of (i) the Closing Business Cash (the “Estimated Business Cash”), (ii) the Closing Business Indebtedness (the “Estimated Business Indebtedness”), (iii) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), and (iv) the calculation of the Purchase Price based on the foregoing (the “Estimated Purchase Price”), including reasonably detailed calculations thereof. The items set forth on the Estimated Closing Statement shall be prepared to reflect the Business on a consolidated basis (i.e., with all intercompany amounts solely within the Business eliminated) and in accordance with the Accounting Principles and this Agreement. No amount shall be included, in whole or in part (either as an increase or reduction), more than once in the calculation of the Estimated Closing Statement (or any items reflected thereon). During the period from the delivery of the

Estimated Closing Statement until the Closing, Seller shall reasonably consider any comments from Buyer regarding the Estimated Closing Statement in good faith and work in good faith to update the Estimated Closing Statement to resolve any differences that Seller and Buyer may have with respect to any of the amounts or calculations set forth therein; provided, that if Seller and Buyer do not mutually agree upon the contents of the Estimated Closing Statement, Seller’s calculations shall be used at the Closing as the basis for determining the Purchase Price payable at Closing and in no event will the Closing be delayed in any manner in connection with Buyer’s review of the Estimated Closing Statement or the consideration of any proposed revisions, or Seller agreeing to make any modifications thereto.

(b) At the Closing, Buyer shall pay, or cause to be paid to Seller, an amount equal to the Estimated Purchase Price. Such Estimated Purchase Price shall be payable in United States dollars in immediately available federal funds and delivered by Buyer to such bank account or accounts as shall be designated in writing by Seller no later than the third Business Day prior to the Closing (or such later time as may be agreed by the Parties). Notwithstanding the foregoing, if any portion of the Estimated Purchase Price is required under applicable Law to be paid in a currency other than United States dollars or to a specific Other Seller, the applicable United States dollar amount (as allocated pursuant to Section 3.3 or otherwise mutually agreed by the Parties) shall be converted into the applicable other currency at the Designated Exchange Rate (if so required) and paid at the Closing by, or on behalf of, Buyer or the applicable Other Buyer to Seller or the appropriate Other Seller by wire transfer to one or more bank accounts designated in writing by Seller no later than the second Business Day prior to the Closing (or such later time as may be agreed by Seller and Buyer) in lieu of the payment of such amount in United States dollars pursuant to this Section 3.2(b).

Section 3.3 Allocation of Purchase Price. To the extent permitted by applicable Law and subject to the provisions of Section 6.8, Seller, on behalf of itself and the Other Sellers, and Buyer, on behalf of itself and the Other Buyers, have agreed to allocate the Purchase Price, the amount of the Assumed Liabilities and other relevant amounts required to be taken into account for applicable Tax purposes among the Purchased Shares (and to the extent required or permitted by applicable Tax Law, the underlying assets held by the Purchased Entities) and the Purchased Assets (and to the extent required or permitted by applicable Tax Law any licenses acquired pursuant to the IPMA) (collectively, the “Section 3.3 Assets”) in a manner consistent with Sections 1060, 336 and 338 of the Code (as applicable, and any other applicable Tax Law) and the methodology set forth in Schedule 3.3 of the Disclosure Letter (the “Allocation Methodology”). If Seller and Buyer are required to prepare any such allocation of Purchase Price at or prior to the Closing pursuant to applicable Tax Law in any relevant jurisdiction, Seller and Buyer shall agree on a preliminary allocation of the Estimated Purchase Price, the Assumed Liabilities and other relevant amounts (the “Preliminary Allocation Statement”) prior to the Closing Date among the Section 3.3 Assets in a manner consistent with any such applicable Tax Law, the Allocation Methodology and this Section 3.3 and based on the information available as of such time. Within 90 Business Days after the Closing Statement becomes final pursuant to Section 3.5, Buyer shall deliver, or cause to be delivered, to Seller the statement (the “Allocation Statement”), allocating the Purchase Price (plus Assumed Liabilities and other relevant amounts, to the extent properly taken into account under Section 1060 336 and 338 of the Code (as applicable, and any other applicable Tax Law)) among the Section 3.3 Assets in accordance with Sections, 336 and 338 of the Code (as applicable, and any other applicable Tax Law). Buyer shall consider in good faith any comments received from Seller within 30 Business Days of Seller’s receipt of the Allocation Statement. If, within 30 Business Days after the delivery of the Allocation Statement, Seller notifies Buyer that Seller objects to the Allocation Statement, Seller and Buyer shall seek in good faith to resolve such dispute within 10 Business Days. In the event that Buyer and Seller are unable to resolve such dispute within such period, Buyer and Seller shall jointly retain the Independent Accountant to resolve the disputed items consistent with the Allocation Methodology and this Agreement. Unless mutually agreed to otherwise, Buyer and Seller shall instruct the Independent Accountant to determine and report to Buyer and Seller upon the resolution of any such unresolved disputes no later than five Business Days prior to the due date for any applicable Tax Return (taking into account valid extensions). Upon resolution of the disputed items, the Allocation Statement shall be adjusted to reflect such resolution. In the event the Independent Accountant is unable to render a decision prior to the due date for any applicable Tax Return (taking into account valid extensions), Buyer and Seller agree to file such Tax Return using the Allocation Statement as proposed by Buyer and to amend any such Tax Return upon a contrary determination by the Independent Accountant in order to reflect such determination. The fees and expenses of the Independent Accountant (and any VAT in respect thereof) shall be borne equally by Buyer and Seller. Notwithstanding anything in this Agreement to the contrary, the Parties agree that the Allocation Statement will be consistent with the methodologies, policies and principles of the Allocation Methodology and the Preliminary Allocation Statement; provided, that the Allocation Statement shall reflect any adjustments to the information contained therein since the date of such information. In the event of any adjustment to the Purchase Price pursuant to this Agreement, the Allocation Statement shall be adjusted in accordance with the principles set forth in this Section 3.3. Seller and Buyer shall, and shall cause their respective Affiliates to, report the transactions contemplated by this Agreement in a manner consistent with the Allocation Statement, and will cause their respective Affiliates to, act in accordance with the Allocation Statement in the course of any Tax audit, Tax review or Tax litigation relating thereto, and shall not take or cause their Affiliates to take any position inconsistent with the Allocation Statement for Income Tax purposes in any jurisdiction, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or other similar provision under applicable Tax Law. Seller and Buyer shall each be responsible for the preparation of their own Code Section 1060, and, if applicable, Sections 336 and 338 statements and forms (and analogous statements and forms under state, local, and non-U.S. Law, as applicable) in accordance with applicable Tax Laws and in a manner consistent with the Allocation Statement, and each shall execute and deliver to each other such statements and forms as are reasonably requested by the other Party. In the event that the Allocation Statement is disputed by any Taxing Authority, (a) the Party receiving notice of the dispute shall promptly notify the other Party of such notice and (b) both Seller and Buyer shall use reasonable efforts to defend the Allocation Statement in any Proceedings or settle such dispute in a manner mutually acceptable to Seller and Buyer. Seller and Buyer shall each instruct their respective employees and Representatives to reasonably cooperate with, and promptly respond to all reasonable requests and inquiries of, the other, and to provide, upon execution of a customary access letter if required by Seller’s or Buyer’s (as applicable) outside accountants, Buyer and its Representatives or Seller and its Representatives (as applicable) with reasonable access during normal business hours, and in a manner so as not to unreasonably disrupt the personnel and operations of Buyer, Seller or any of their respective Subsidiaries or unreasonably interfere with the conduct of such parties’ business, upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by the other party to the extent such materials have been prepared and relate to the Allocation Statement in any respect or questions concerning or disagreements with the Allocation Statement; provided, that such requests shall comply with the reasonable security, data privacy and data protection, and insurance requirements of Buyer, Seller and their respective Subsidiaries and shall not require the disclosure of any source code or other Trade Secrets.

Section 3.4 Delivery of Purchased Assets. The Purchased Assets shall be delivered to Buyer or an Other Asset Buyer, as applicable, in the form and to the location as of immediately prior to Closing unless otherwise consented to by Seller and at Buyer’s cost and expense (to the extent such Purchased Assets are requested by Buyer (and agreed by Seller) to be moved to a different physical location), it being understood that the transfer or assignment of the Purchased Shares will constitute the transfer or assignment of, and satisfy any obligation to transfer or assign, the Purchased Assets and any other Purchased Shares held by such Purchased Entity; provided, further, that, to the extent practicable, Seller shall deliver (or cause to be delivered) all of the transferred technology through electronic delivery or in another reasonable manner reasonably calculated and legally permitted to minimize or avoid the incurrence of any Transfer Taxes and Indirect Transfer Taxes if such method of delivery does not adversely affect costs (including Taxes) of Seller, Buyer or their respective Subsidiaries, or the condition, operability or usefulness or benefit of any Purchased Assets to Buyer or its Subsidiaries. Further, (a) Seller may retain a copy of any Business Records that Seller in good faith determines that Seller or any of its Affiliates is reasonably likely to need for legal, Tax, accounting, treasury, litigation, federal securities disclosure or similar purposes or in connection with Retained Liabilities, or for responding to queries or claims with respect to the conduct of the Business prior to the Closing or the defense of any claims under the terms of this Agreement or any other Transaction Document, (b) Business Records may be redacted to remove, or omit information or portions thereof, not relating to the Business, (c) it is acknowledged and agreed that Business Records will be transferred by Seller only to the extent that such Business Records exist as of the Closing (it being understood that Business Records shall be maintained following the date of this Agreement through Closing in compliance with Seller’s ordinary course document retention policy as set forth in Section 6.1(a)) and to the extent such Business Records exist both in tangible and electronic form, only the electronic form must be provided and (d) that the transfer of any Business Records shall be made subject to applicable Law.

Section 3.5 Post-Closing Adjustments .

(a) As promptly as practicable and in any event within 90 days following the Closing Date, Buyer shall prepare and deliver to Seller a reasonably detailed written statement (the “Closing Statement”) that sets forth Buyer’s good faith determination of (i) the Closing Business Cash, (ii) the Closing Business Indebtedness, (iii) the Closing Net Working Capital, and (iv) the calculation of the Purchase Price based on the foregoing. The items set forth on the Closing Statement shall be prepared to reflect the Business on a consolidated basis (i.e., with all intercompany amounts solely within the Business eliminated) based upon the books and records of the Business and in accordance with the Accounting Principles and this Agreement. No amount shall be included, in whole or in part (either as an increase or reduction), more than once in the calculation of the Closing Statement (or any items reflected thereon). The Parties agree that the purpose of preparing the Closing Statement and components thereof is solely to (A) accurately measure the Closing Business Cash, Closing Business Indebtedness and Closing Net Working Capital and (B) measure the differences in Closing Business Cash from Estimated Business Cash, Closing Business Indebtedness from Estimated Business Indebtedness and Closing Net Working Capital from Estimated Closing Net Working Capital, and, without limiting the terms of this Agreement or the application of the Accounting Principles as set forth herein, such processes are not intended to permit the introduction of, or alteration of, judgments, accounting methods, policies, principles, practices, procedures, reserves, classifications or estimation methodologies different from those described in the Accounting Principles.

(b) From the Closing Date through the Determination Date, each Party shall give, and shall cause their respective Affiliates, Representatives and auditors to give (upon execution of a customary access letter if required by outside accountants), the other Party and its Affiliates, Representatives and auditors, all such reasonable access, during normal business hours (or such other times as the Parties may agree) and upon reasonable prior notice, and in a manner so as to not unreasonably interfere with the conduct of their business, as the Parties may reasonably request to the books and records of the Business (including electronic access, to the extent available) and to the appropriate Continuing Employees and other personnel or Representatives of the Parties (including finance personnel) for any purpose relating to the Closing Statement and the adjustments contemplated by this Section 3.5. Each Party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations specified by this Section 3.5; provided, that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ customary disclosure procedures and then only after the non-client party has signed a customary agreement relating to access to such work papers.

(c) Within 60 days after Seller’s receipt of the Closing Statement, Seller shall notify Buyer whether it accepts or disputes the accuracy of the Closing Statement. In the event that Seller disputes the accuracy of the Closing Statement, Seller shall deliver a written notice to Buyer specifying in reasonable detail those items and amounts as to which Seller disagrees and setting forth Seller’s calculation of such disputed amounts (a “Dispute Notice”) and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement. In the event that Seller notifies Buyer that it accepts the Closing Statement, or does not deliver a Dispute Notice to Buyer during such 45 day period, Seller shall be considered to have accepted the accuracy of the Closing Statement delivered by Buyer, and such Closing Statement shall be final, conclusive and binding upon the Parties, absent fraud.

(d) If a Dispute Notice shall be timely delivered by Seller pursuant to Section 3.5(c), the Parties shall, during the 30 days following such delivery (as such time period may be extended by the mutual agreement of the Parties), seek in good faith to reach agreement on the disputed items and amounts. If the Parties resolve their differences over the disputed items in the Closing Statement in accordance with the foregoing procedure, the Closing Statement shall be revised to reflect such resolution and the amount of the Closing Business Indebtedness, the Closing Business Cash and the Closing Net Working Capital agreed upon by the Parties as reflected in such revised Closing Statement shall be final, conclusive and binding on the Parties, absent fraud.

(e) If the Parties fail to resolve their differences over the disputed items and amounts in the Closing Statement within such 30-day period set forth in Section 3.5(d) (as such time period may be extended by the mutual agreement of the Parties), then the Parties shall promptly jointly request that BDO USA LLP, or if such firm is unable or unwilling to act, (i) such nationally recognized independent public accounting firm as shall be mutually agreed by the Parties, or (ii) if Seller and Buyer are unable to agree upon another such firm within ten Business Days after the end of such 30-day period, then within an additional ten Business Days, Seller and Buyer shall each select one such firm and those two firms shall, within ten Business Days after their selection, select a third such firm (BDO USA LLP, the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, (the “Independent Accountant”), make a binding determination only as to the disputed items and amounts in the Closing Statement in accordance with the terms of this Agreement. The Independent Accountant will, under the terms of its engagement, (A) act as an expert and not an arbitrator and (B) have no more than 30 days from the date of referral within which to render its written decision with respect to such disputed items and amounts. The Independent Accountant shall consider only those items or amounts in the Closing Statement as to which the Parties are in disagreement. The Independent Accountant shall deliver to the Parties a written report setting forth its adjustments, if any, to the Closing Statement based on the Independent Accountant’s determination with respect to the disputed items and amounts in accordance with this Agreement based solely on the written submissions of the Parties and not an independent review, and the Accounting Principles and such report shall include the calculations supporting such adjustments; provided, that the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by one of the Parties in the Closing Statement or Dispute Notice, respectively, or less than the smallest value for such item claimed by one of the Parties in the Closing Statement or Dispute Notice, respectively. Such report shall be final, conclusive and binding on the Parties, absent fraud or manifest error. The fees and expenses (and any VAT in respect thereof) of the Independent Accountant shall be allocated to be paid by Seller and Buyer in inverse proportion (based on the disputed amounts proposed by each to the Independent Accountant) as they may each prevail on matters resolved by the Independent Accountant, which proportionate allocations and resulting fee allocation shall also be determined by the Independent Accountant at the time the determination of the Independent Accountant is rendered on the merits of the matters submitted. Promptly after any matter is referred to the Independent Accountant under this Section 3.5(e), the Parties shall deliver to the Independent Accountant copies of any schedules or documentation that may reasonably be required or requested by the Independent Accountant to make its determination. Each of Seller and Buyer shall be entitled to submit to the Independent

Accountant a memorandum setting forth its position with respect to the disputed items, which shall also be provided to the other Party. No Party shall be permitted to communicate with the Independent Accountant other than as expressly set forth herein, and no ex parte communications with the Independent Accountant shall be permitted in any event.

(f) The date on which the Closing Statement is finally determined in accordance with this Section 3.5 shall be referred to as the “Determination Date,” the Closing Statement as so finally determined shall be referred to as the “Final Closing Statement,” and each of the Closing Business Cash, the Closing Business Indebtedness, the Closing Net Working Capital and the Purchase Price, each as so finally determined in the Final Closing Statement, shall be referred to as the “Final Business Cash,” the “Final Business Indebtedness,” the “Final Closing Net Working Capital” and the “Final Purchase Price,” respectively.

(g) Within five Business Days following the Determination Date, (i) if the Estimated Purchase Price exceeds the Final Purchase Price (the amount of such excess, the “Negative Adjustment Amount”), Seller shall pay, or cause to be paid, to Buyer the Negative Adjustment Amount, (ii) if the Final Purchase Price exceeds the Estimated Purchase Price (the amount of such excess, the “Positive Adjustment Amount”), Buyer shall pay, or cause to be paid, to Seller the Positive Adjustment Amount, or (iii) if the Estimated Purchase Price neither exceeds nor is less than the Final Purchase Price, neither Party shall pay, or cause to be paid, any amount to the other Party in connection therewith. Any payment under this Section 3.5(g) shall be payable in United States dollars in immediately available federal funds and delivered to such bank account or accounts as shall be designated in writing by the receiving party; provided, that if any portion of the Negative Adjustment Amount or Positive Adjustment Amount (or interest thereon) is required under applicable Law to be paid in a currency other than United States dollars or to a specific Other Seller or Other Buyer, such applicable United States dollar amount shall be converted into the applicable other currency at the Designated Exchange Rate (if so required) and paid by, or on behalf of, Buyer or Seller (as applicable) to the other (or the appropriate Other Buyer or Other Seller, as applicable) by wire transfer to one or more bank accounts designated in writing by Buyer or Seller (as applicable) no later than the second Business Day prior to the date of payment (or such later time as may be agreed by Seller and Buyer) in lieu of the payment of such amount in United States dollars pursuant to this Section 3.5(g).

(h) The process set forth in Section 3.5(e) shall be the exclusive remedy of the Parties for any disputes related to any amounts set forth on the Closing Statement. Further, the Parties acknowledge and agree that the Closing Statement is not intended to correct for any errors or omissions in the Financial Information, except to the extent any such error or omission directly contradicts the Accounting Principles.

Section 3.6 Withholding.

(a) Notwithstanding anything to the contrary herein, each Party (for purposes of this Section 3.6, including the Other Sellers and Other Buyers), the Purchased Entities and their respective agents shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement and the other Transaction Documents such amounts as are required to be deducted and withheld under applicable Law (such Person that deducts and withholds, the “Withholding Party”); provided, however, that the Withholding Party will, prior to any such deduction or withholding (other than any such deduction or withholding imposed on compensatory payments contemplated by this Agreement or imposed due to a failure by Seller or an Other Seller to provide any form or other documentation required by Section 7.3(e)), (i) provide advance written notice of at least five calendar days to the person with respect to which the deduction or withholding is made (the “Withheld Party”) of any anticipated withholding, (ii) consult with the Withheld Party in good faith to determine whether such deduction and withholding is required under applicable Law, and (iii) reasonably cooperate with the Withheld Party to minimize the amount of any applicable deduction or withholding. The Withholding Party shall timely pay the full amount so deducted or withheld to the relevant Taxing Authority, in accordance with applicable Law. As soon as practicable after any such payment, the Withholding Party shall deliver to the other Party the original or a certified copy of a receipt issued by the relevant Taxing Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to such other Party.

(b) To the extent such amounts are so deducted or withheld under this Section 3.6, such amounts shall be treated for all purposes of this Agreement and the other Transaction Documents as having been paid by the Withholding Party to the Withheld Party to the extent so paid to the appropriate Taxing Authority.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except (i) as disclosed in the forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) filed with (or furnished to) the SEC by Seller on or after December 31, 2023 and at least two Business Days prior to the date hereof (but in each case excluding any risk factor or similar non-specific disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” legend or any similar non-specific, predictive, precautionary or forward-looking statement) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System or (ii) as set forth on the disclosure letter delivered by Seller on the Agreement Date and attached hereto (the “Disclosure Letter”) (with the disclosure in any section or subsection of the Disclosure Letter being deemed to qualify or apply to the corresponding section or subsection of this Article 4 and all other sections and subsections of this Article 4 to the extent that it is reasonably apparent on the face of such disclosure that such disclosure should qualify or apply to such other sections and subsections regardless of whether a reference to a Section or Schedule of the Disclosure Letter is included in any such representation or warranty), Seller represents and warrants to Buyer as follows:

Section 4.1 Corporate Existence. Each of Seller and each Other Seller is duly organized, validly existing and in good standing (if such concept is applicable in the applicable jurisdiction) under the Laws of its jurisdiction of organization. With respect to the Business, each of Seller and each Other Seller is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except to the extent such failure to be so qualified would not have a Material Adverse Effect.

Section 4.2 Corporate Authority.

(a) This Agreement and the other Transaction Documents to which Seller or any Other Seller is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby have been (or, with respect to any Transaction Documents entered into by Seller or any Other Seller after the Agreement Date, will be) duly authorized by Seller and each applicable Other Seller by all requisite corporate, limited liability company, partnership or other action and no other action on the part of Seller or, other than the Seller Stockholder Approval, its equityholders (and no other action on the part of any Other Seller or any of its equityholders) is or will be (as applicable) necessary for Seller or any Other Seller to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of their respective obligations hereunder or thereunder. Seller and each Other Seller has (or, with respect to any Transaction Documents entered into by Seller or any Other Seller after the Agreement Date, will have) full corporate or other organizational (as applicable) power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is (or will be) a party and to perform its obligations hereunder and thereunder, subject to receipt of the Seller Stockholder Approval. Each Transaction Document has been (or, with respect to any Transaction Documents entered into by Seller or any Other Seller after the Agreement Date, will be) duly executed and delivered by Seller and each Other Seller to the extent such Person is a party thereto. Assuming the due authorization, execution and delivery by Buyer or the relevant Other Buyer of this Agreement and each other Transaction Document, as applicable, each Transaction Document constitutes (or, with respect to any Transaction Documents entered into by Seller or any Other Seller after the Agreement Date, when so executed and delivered will constitute) a valid and legally binding obligation of Seller or the applicable Other Seller to the extent such Person is a party thereto, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) The board of directors of Seller has, by resolutions unanimously adopted by the board of directors of Seller, (i) approved this Agreement and the transactions contemplated by this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement are expedient and for the best interests of Seller, (iii) directed that the adoption of this Agreement be submitted to a vote at the Seller Stockholder Meeting and (iv) resolved to make the Seller Recommendation. As of the date of this Agreement, none of the aforesaid actions by the board of directors of Seller have been amended, rescinded or modified.

(c) The adoption of this Agreement by the holders of at least a majority of the outstanding shares of Seller Common Stock and Seller Preferred Stock (on an as-converted to common stock basis), voting together as a single class, entitled to vote thereon at the Seller Stockholder Meeting (the “Seller Stockholder Approval”) is the only vote of holders of securities of Seller that is required in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.3 Governmental Approvals and Consents; Non-Contravention.

(a) Except as set forth on Schedule 7.1(b) of the Disclosure Letter, and subject to the accuracy of Buyer’s representations and warranties set forth in this Agreement, no Consent or Order from, notice to or registration, declaration or filing with, any United States, non-U.S., federal, state, provincial, municipal or local government, government agency, instrumentality, subdivision, court, tribunal, judicial or arbitral body, administrative agency, commission, board, bureau, ministry, department, official or other authority or political subdivision thereof, or any quasi-governmental body exercising any regulatory, taxing, importing or other governmental or regulatory or quasi-governmental authority (“Governmental Authority”) is required on the part of Seller or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, except (i) for required Consents under any applicable Antitrust Laws or foreign direct investment Laws, (ii) if determined to be necessary by Seller, the filing of a Current Report on Form 8-K and the filing of this Agreement with the Securities and Exchange Commission (the “SEC”) and the filing of the Proxy Statement and (iii) to the extent the failure to obtain any such Consent or Order or effect such notice to or registration, declaration or filing with such Governmental Authority would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair, prevent or materially delay, the ability of Seller or any of its Subsidiaries to perform their obligations under this Agreement and the other Transaction Documents.

(b) The execution and delivery of this Agreement and the other Transaction Documents by Seller, each of the Other Sellers or any Purchased Entity party thereto, the performance by Seller, each Other Seller or any such Purchased Entity of its respective obligations hereunder and thereunder and the consummation by Seller, each of the Other Sellers or any such Purchased Entity of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with any provision of the respective Organizational Documents of Seller, any Other Seller or any such Purchased Entity, (ii) except as set forth on Schedule 4.3(b) of the Disclosure Letter, result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or a loss of a benefit under, or require that any Consent be obtained with respect to, any Assigned Material Contracts, or Real Property Leases, (iii) result in the creation of any Lien under any Assigned Material Contract, Real Property Leases or upon any of the properties or assets of Seller, each Other Seller or any such Purchased Entity, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, termination or creation of a Lien (except for Permitted Liens), (iv) result in a violation or revocation of any required license, permit or approval from any Governmental Authority or (v) assuming compliance with the matters described in Section 4.3(a) and Section 6.3 and subject to the accuracy of Buyer’s representations and warranties set forth in this Agreement, violate, conflict with or result in any breach under any provision of any Law applicable to Seller, any Other Seller or any Purchased Entity or the Purchased Shares or the Purchased Assets or any assets of the Purchased Entities, except to the extent that the occurrence of any of the foregoing items set forth in clauses (ii), (iii), (iv) and (v) of this Section 4.3(b) would not (x) be material to the Business, taken as a whole, or (y) materially impair, prevent or materially delay, the ability of Seller, each Other Seller or any such Purchased Entity to perform their obligations under this Agreement and the Transaction Documents or to consummate the Purchase Transaction.

Section 4.4 Purchased Entities; Capitalization.

(a) Each Purchased Entity is duly organized, validly existing and, if applicable in the jurisdiction, in good standing under the Laws of its jurisdiction of organization, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. Each Purchased Entity has the requisite corporate, partnership or similar power and authority to carry on the business it now conducts except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. Each Purchased Entity is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except to the extent such failure to be so qualified or in good standing would not have a Material Adverse Effect. The copies of the Organizational Documents of each Purchased Entity, in each case, as amended to date, have been made available to Buyer and Buyer’s counsel and are true, complete and correct, and no amendments thereto are pending. No Purchased Entity is in violation of any of the provisions of its Organizational Documents, except as would not be material to such Purchased Entity.

(b) Schedule 4.4(b) of the Disclosure Letter sets forth, as of the Agreement Date with respect to each Purchased Entity in existence as of such Agreement Date, the name of each Purchased Entity, the jurisdiction of organization of each Purchased Entity, the authorized, issued and outstanding shares of capital stock (or other equity interests) of each Purchased Entity and the record and beneficial owners of such outstanding shares of capital stock (or other equity interests) of each Purchased Entity; provided, that such Schedule 4.4(b) of the Disclosure Letter shall be supplemented from time to time prior to the Closing Date to add any Purchased Entities that are formed after the Agreement Date. All of the issued and outstanding shares of capital stock (or other equity interests) of the Purchased Entities are, and as of immediately prior to the Closing will be, duly authorized and validly issued, are fully paid and non-assessable and free of preemptive or similar rights. All of the aforesaid shares of capital stock (or other equity interests) of each Purchased Entity have been offered, sold and delivered by such Purchased Entity in compliance with all applicable securities Laws. No shares of capital stock (or other equity interests) of any Purchased Entity have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the Organizational Documents of such Purchased Entity or any Contract to which such Purchased Entity is a party or by which such Purchased Entity is bound.

(c) Except for the Purchased Shares and as otherwise set forth on Schedule 4.4(b) of the Disclosure Letter (as supplemented from time to time solely in accordance with Section 4.4(b)), there are no equity interests, or promises or other agreements (written or oral) to issue equity interests, in a Purchased Entity issued and outstanding, and there are no preemptive or similar rights on the part of any holder of any class of securities of any Purchased Entity. Either Seller or the applicable Other Share Seller has, or as of immediately prior to the Closing will have, good and valid title to all of the Purchased Shares it holds, in each case, free and clear of all Liens other than Permitted Liens, Liens that will be released in full prior to Closing, and transfer restrictions imposed by applicable securities Laws, and are the record and beneficial owners thereof. Except as set forth in Schedule 4.4(b) of the Disclosure Letter (as supplemented from time to time in accordance with Section 4.4(b)), (i) there is no Indebtedness of any Purchased Entity having the right to vote (or that is convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the Purchased Shares may vote, and (ii) there are no options, warrants, convertible, exercisable or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings to which any Purchased Entity is a party or by which any of them is bound that (A) obligate any Purchased Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any of its equity interests, (B) obligate any Purchased Entity to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, Contract, arrangement or undertaking or (C) gives any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the Purchased Shares. Except for the Purchased Shares and as set forth in Section 4.4(b), no Purchased Entity (A) owns, directly or indirectly, any equity interest in any Person or (B) is a party to any joint venture, partnership or similar relationship, or buy-sell agreement, stockholders’ agreement or similar Contract. Each Purchased Entity has not violated any applicable federal or state securities Laws or any preemptive or similar rights created by statute, Organizational Document or agreement in connection with the offer, sale, issuance or allotment of any of the Purchased Shares. Each Purchased Entity has no liability for, or obligation with respect to, the payment of dividends, distributions or similar participation interests, whether or not declared or accumulated.

Section 4.5 Contracts.

(a) Schedule 4.5(a) of the Disclosure Letter identifies each of the Assigned Contracts to which Seller or any of its Subsidiaries is a party as of the Agreement Date and which meets the following criteria (all Contracts of the type described in this Section 4.5(a), whether or not set forth on Schedule 4.5(a) of the Disclosure Letter, each being referred to herein as an “Assigned Material Contract”):

(i) any Contract representing annual revenue or expenditure of the Business in excess of $1,000,000 providing for the grant of exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights or terms to any Person, in each case, that would apply to the activities of Buyer or its Subsidiaries after the Closing, including the Purchased Entities, with respect to the Business;

(ii) a Contract granting a Lien upon any Purchased Asset or Purchased Shares, which Lien secures an obligation in excess of $7,500,000, other than Permitted Liens or to the extent repaid or otherwise terminated or released prior to or as of the Closing;

(iii) any Contract that contains a “most favored nation” provision that materially restricts the Business;

(iv) any Contract with any Governmental Authority related to the Business with a total estimated value in excess of $7,500,000;

(v) any Contract that Seller reasonably anticipates will involve annual payments or consideration furnished by or to a Purchased Entity of more than $20,000,000 and which are not cancelable (without penalty, cost or other liability) upon notice of 90 days or less;

(vi) any note, debenture, other evidence of indebtedness for borrowed money, indenture, guarantee, loan agreement, credit agreement, security agreement, mortgage, letter of credit, reimbursement agreement or financing agreement or instrument or other Contract for money borrowed by the Purchased Entities (other than intercompany indebtedness owing by one Purchased Entity to another Purchased Entity), in each case, having an outstanding principal amount in excess of $10,000,000;

(vii) any Contract evidencing any obligations of any of the Purchased Entities with respect to the issuance, sale, repurchase, acquisition or redemption of any equity interests or assets of the Purchased Entities (other than in the ordinary course of business), involving payments in excess of $10,000,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing obligations;

(viii) any Contract by which any Purchased Entity indemnifies or holds harmless any director, officer or employee of any of the Purchased Entities (other than the Organizational Documents of the Purchased Entities), other than any such Contract that will be terminated at or prior to the Closing without continuing obligations of Buyer or the Purchased Entities following the Closing;

(ix) any Contract under which the Business has material indemnification obligations to any Person with respect to liabilities relating to the Purchased Entities, other than Contracts entered into in the ordinary course of business;

(x) any lease, rental or occupancy agreement, license (other than licenses of or to Intellectual Property Rights), installment and conditional sale agreement or other Contract related to the Business that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any personal property and (B) involves annual payments in excess of $7,500,000;

(xi) a Contract (other than sales or purchase orders, rebate agreements or invoices under such Contracts entered in the ordinary course of business) with a Material Customer;

(xii) a Contract (other than sales or purchase orders, rebate agreements or invoices under such Contracts entered in the ordinary course of business) with a Material Supplier;

(xiii) a Contract pursuant to which Seller or its applicable Subsidiary has licensed from a third party or is authorized by a third party, has licensed to a third party or has authorized a third party, to use any Intellectual Property Rights material to the Business, in each case, other than Ordinary Course Inbound Licenses and Ordinary Course Outbound Licenses;

(xiv) any joint venture Contract or other similar equity investment agreements related to the Business;

(xv) any Contract requiring any capital commitment or capital expenditures (including any series of related expenditures) in excess of $10,000,000;

(xvi) any Contract containing covenants expressly limiting in any material respect the freedom of the Business, or following the Closing, Buyer or any of its Affiliates, to compete with any Person in a product line or line of business or to operate in any geographic area, containing a grant of exclusivity by the Business to any other Person or containing covenants expressly limiting the freedom of the Business, or following the Closing, Buyer or any of its Affiliates, to (A) use, assert, enforce, or otherwise exploit any material Intellectual Property Rights anywhere in the world (including settlement agreements or co-existence agreements or containing covenants not to sue) or (B) develop or distribute any material Intellectual Property Rights;

(xvii) any employment agreement or Contract for the employment or engagement of any individual Business Employee or other employee, consultant or other person on a full time, part time, consulting or other basis in connection with the Business (A) providing annual compensation in excess of $300,000, or (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement;

(xviii) any severance agreements, programs, policies, arrangements or Contracts (A) sponsored or maintained by any Purchased Entity or (B) to which any Business Employee is party, other than, in each case, arrangements required by applicable Laws or policies covering substantially all employees of Seller in a particular jurisdiction;

(xix) any collective bargaining Contract or Contract with any works council, labor organization, union or other association (A) with respect to which the Business, any Purchased Entity or Subsidiary thereof is a party or has any Liability or obligation with respect to or (B) otherwise covering any Business Employees (each, a “CBA”);

(xx) any stockholder, voting trust, or similar Contract relating to the voting of equity interests of the Purchased Entities (other than the Organizational Documents of the Purchased Entities);

(xxi) any Contract pursuant to which the Business (A) licenses material Transferred Intellectual Property Rights from a third party, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally or (B) licenses material Transferred Intellectual Property Rights to a third party, other than non-disclosure and confidentiality agreements, employee invention assignments, customer agreements, agreements with information technology service providers and vendors, and similar agreements entered into in the ordinary course of business;

(xxii) any settlement or similar agreement imposing material limitations on the future operation of the Business; and

(xxiii) Shared Contracts that are Contracts with (A) Material Customers, (B) Material Suppliers and (C) other Contracts in respect of which at least $20,000,000 of aggregate dollars spent were attributable to the Business during the fiscal year ended December 31, 2024.

(b) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted, as of the Agreement Date, (i) all Assigned Material Contracts are valid, binding and in full force and effect with respect to Seller or its applicable Subsidiary that is party thereto and, (ii) to the knowledge of Seller, all Assigned Material Contracts represent the valid and binding obligations of the other parties thereto, in the case of each of clauses (i) and (ii), subject to and except as such enforceability may limited by the effect, if any, of applicable bankruptcy and other similar Laws and general equitable principles affecting the rights of creditors generally and rules of Law and equitable principles. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted, as of the Agreement Date, (A) Seller or its applicable Subsidiary that is party thereto is not in non-de minimis breach or default under any Assigned Material Contract and, to the knowledge of Seller, as of the Agreement Date, no other party to such Assigned Material Contract is in non-de minimis breach or default thereunder, in each case, with respect to any obligation relating to the Business, (B) as of the Agreement Date, Seller, any Other Seller or any Purchased Entity has not received any written claim or written notice of any non-de minimis breach of or default under any such Assigned Material Contract that has not been resolved; and (C) no event exists which, with the giving of notice or lapse of time or both, would constitute a non-de minimis breach, default or event of default on the part of Seller its applicable Subsidiary that is party thereto under any Assigned Material Contract or, to the knowledge of Seller, any other party under any Assigned Material Contract, in each case, of any obligation relating to the Business. Seller has provided Buyer true, complete and correct copies of all written Assigned Material Contracts.

(c) Notwithstanding anything to the contrary in this Agreement, it is agreed that (i) Assigned Material Contracts that are statements of work, purchase orders, order acknowledgements, invoices or similar documents for the purchase or sale of products or services entered into in the ordinary course of business shall not be required to be listed on Schedule 4.5(a) of the Disclosure Letter and (ii) true, correct and complete copies of Assigned Material Contracts that are statements of work, purchase orders or invoices for the purchase or sale of products or services entered into in the ordinary course of business shall not be required to have been made available to Buyer if they do not deviate in any material respect from the standard forms for such counterparty which have been provided to Buyer or that otherwise do not impose terms on the Business that are not customary for the industries in which the Business is operated.

Section 4.6 Litigation. Neither Seller nor any of its Subsidiaries are subject to any Order of, or Contract with, any Governmental Authority that would reasonably be expected to (i) be material to the Business, (ii) prevent, impair or materially interfere with or delay the consummation of any of the transactions contemplated by this Agreement or the other Transaction Documents or (iii) individually or in the aggregate, result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. No Proceeding is pending or, to the knowledge of Seller, threatened against Seller or any of its Subsidiaries that would reasonably be expected to prevent or materially interfere with or delay the consummation of the transactions contemplated by this Agreement or the other Transaction Documents or which would, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted.

Section 4.7 Intellectual Property Rights.

(a) Registered IP. Schedule 4.7(a) of the Disclosure Letter sets forth, as of the Agreement Date, each item of registered or applied-for Intellectual Property Rights that is included in and is part of the Transferred Intellectual Property Rights (“Registered Transferred IPR”), and indicates for each item the record owner, registration or application number, the applicable filing jurisdiction, filing date, issue date and the status of such application or registration, as applicable. No interference, opposition, reissue, reexamination or other similar Proceeding is pending in which any material Registered Transferred IPR is being contested or challenged. Each item of Registered Transferred IPR is subsisting, in full force and has not expired, been cancelled, been allowed to lapse, not renewed, or abandoned, except to the extent the affected Registered Transferred IPR were not material to the Business, and, to the knowledge of Seller, is valid and enforceable.

(b) Liens over Transferred Intellectual Property Rights; Sufficiency. Seller and its Subsidiaries own, or otherwise have a valid license or right to use (or as of immediately prior to the Closing will own, or otherwise will have a valid license or the right to use) the Transferred Intellectual Property Rights free and clear of any Liens (other than Permitted Liens), in each case sufficient to conduct the Business as currently conducted (or as of immediately prior to the Closing in substantially the same manner and on terms and conditions identical to or substantially the same as (including with respect to payment obligations on behalf of the Business) those under which Seller and its Subsidiaries owned or had such Intellectual Property Rights immediately prior to the Closing), and such ownership or right to use such Intellectual Property Rights will not be impaired by the execution, delivery and performance of any Transaction Document.

(c) No Infringement. Except as set forth on Schedule 4.7(c) of the Disclosure Letter, the conduct of the Business and the design, development, marketing, licensing, sale, offer or provision of the Products do not infringe, dilute, violate, conflict with or misappropriate the Intellectual Property Rights of any third party, and during the three years prior to the Agreement Date, have not infringed, diluted, violated, conflicted with or misappropriated, the Intellectual Property Rights of any Person.

(d) No Proceedings or Allegations. Except as set forth on Schedule 4.7(d) of the Disclosure Letter, no Proceedings before any Governmental Authority have been filed, or to the knowledge of Seller, threatened against Seller or any of its Subsidiaries, and neither Seller nor any of its Subsidiaries has received written, or to the knowledge of Seller, oral notice, in each case, in the three years prior to the Agreement Date (i) challenging or opposing the scope, ownership, validity or enforceability of the Transferred Intellectual Property Rights, or adversely affecting the use thereof or the rights thereto of Seller and its Subsidiaries, or (ii) alleging that the conduct of the Business or the design, development, marketing, licensing, sale, offer or provision of the Products infringes, dilutes, violates, conflicts with or misappropriates the Intellectual Property Rights of any Person.

(e) No Infringement of Transferred Intellectual Property Rights. Except as set forth on Schedule 4.7(e) of the Disclosure Letter, to the knowledge of Seller, no Person is materially infringing, diluting, violating, conflicting with or misappropriating any material Transferred Intellectual Property Rights. Except as set forth on Schedule 4.7(e) of the Disclosure Letter, neither Seller nor any of its Subsidiaries in the three years prior to the Agreement Date have brought or threatened any action in writing against any third party based on any such allegations of infringement, dilution, violation, conflict or misappropriation.

(f) Trade Secret Protection. Each of Seller and its Subsidiaries have taken reasonable efforts to protect and maintain the confidentiality of Trade Secrets material to the Business. None of the Trade Secrets material to the business included in the Transferred Intellectual Property Rights have been disclosed to third parties other than to employees, contractors, consultants, Representatives and agents of the Business, in each case, subject to written confidentiality agreements or other obligations of confidentiality. To the knowledge of Seller, no such agreements or obligations have been breached or violated.

(g) Intellectual Property Rights Assignment. All Persons who participated in the development of any material Transferred Intellectual Property Rights have executed and delivered to Seller or its applicable Subsidiary a Contract providing for the assignment by such Person to Seller or its applicable Subsidiary any Intellectual Property Rights arising out of such Person’s employment by or engagement with Seller or its Subsidiaries, unless all right, title and interest in and to such Intellectual Property Rights has transferred to Seller or its applicable Subsidiary by operation of Law.

(h) Third Party Software. Schedule 4.7(h) of the Disclosure Letter identifies material third party owned Software (other than Software that is the subject of an Ordinary Course Inbound License) that is incorporated into or embedded in any Products that are not discontinued Products.

(i) Open Source Software. Seller and its Subsidiaries have complied in all material respects with the conditions of any licenses for any Open Source Software that is incorporated into or bundled with any Products. Seller and its Subsidiaries do not incorporate into any Products or any other Software included in the Transferred Intellectual Property Rights or that will be used by the Business in connection with the Transition Services Agreement, and the Products do not contain, in each case any Open Source Software in a manner that has or will require the disclosure or delivery to any Person of source code owned by Seller or any of its Subsidiaries that embodies material Transferred Intellectual Property Rights.

(j) IT Assets, Software and Firmware. Seller and its Subsidiaries have exercised reasonable efforts to protect the Products and all Software used in the conduct of the Business as currently conducted and the Business IT Assets from material bugs, errors, defects and harmful code, including self-replicating and self-propagating programming instructions commonly called “viruses”, “Trojan horses”, “time bombs”, “malware”, “worms” or other similar programs that have the ability to damage, interfere with or otherwise adversely affect computer programs, data files or hardware without the consent or intent of the computer user, and have implemented and maintained all necessary and appropriate controls, policies, procedures, and safeguards to ensure the same and otherwise safeguard the security and integrity of the Business IT Assets. Neither Seller nor any Subsidiary (with respect to the Business) has suffered any material data loss, business interruption, or other material harm as a result of, any malicious code intentionally designed to permit (i) unauthorized access to a computer or network, (ii) unauthorized disablement or erasure of software, hardware or data, or (iii) any other similar type of unauthorized activities. Seller and its Subsidiaries (solely with respect to the Business) have implemented all security patches or upgrades that are generally available for the Business IT Assets in the ordinary course of business and, none of the Products of the Business contains any bug, defect, or error that materially and adversely affects the use, functionality, or performance of such Products.

(k) BCDR. The Business IT Assets and Seller and its Subsidiaries’ related procedures and practices and any and all business continuity and disaster recovery arrangements, including those pertaining to the back-up and recovery of data and information, are designed, implemented, operated and maintained in accordance with customary industry standards and practices. There has been no failure or other substandard performance of the Business IT Assets in the three years prior to the Agreement Date which has caused any material disruption to the Business.

(l) Software Disclosure Obligations. No Software or source code thereof that is included in the Transferred Intellectual Property Rights has been put into escrow or provided to any escrow agent, and neither Seller nor any of its Subsidiaries are under any obligation to deliver, license or disclose, or to grant, directly or indirectly, any rights, licenses or interests in or to, any such Software or source code thereof that is included in the Transferred Intellectual Property Rights to any other Person (other than Software that is the subject of an Ordinary Course Outbound License, provided that such disclosures are solely the object code of such Software).

(m) Product Contractual Commitments. None of the Products or services of the Business fails to comply in any material respect with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Product.

Section 4.8 Tax Matters. Except as set forth on Schedule 4.8 of the Disclosure Letter:

(a) Seller, its Subsidiaries and each Purchased Entity has filed or caused to be filed all material Tax Returns with respect to Income Taxes and other material Tax Returns that were required to be filed by or with respect to any such entity and has paid all material Income Taxes and all other material Taxes due and owing. All such Tax Returns were complete and accurate in all material respects and were prepared in substantial compliance with applicable Tax Law. No claim in writing has ever been made by a Taxing Authority in a jurisdiction where a Purchased Entity does not file a particular Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, which claim has not been resolved.

(b) Neither Seller nor any of its Subsidiaries, including any of the Purchased Entities, has any material Liability for unpaid Taxes in respect of the Purchased Assets or the assets, properties or rights of any Purchased Entity other than Taxes that are not yet due and payable.

(c) There are no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any material amount of Taxes or material Tax Returns of any Purchased Entity (other than in connection with any valid Tax Return extension obtained in the ordinary course of business).

(d) There are no material outstanding Tax Liens against any of the Purchased Assets or the assets of any Purchased Entity (other than Permitted Liens).

(e) No written deficiencies or claims have been asserted by any Taxing Authority with respect to any Taxes of any Purchased Entity or related to the Business or any of the Purchased Assets, which written deficiencies or claims have been received by Seller or any of its Subsidiaries and have not been fully resolved.

(f) There are no audits or other proceedings pending (for the avoidance of doubt which have not been fully resolved) by any Taxing Authority with respect to any material amount of Taxes or material Tax Returns of any Purchased Entity, and neither Seller nor any of its Subsidiaries, including any Purchased Entity, has received written notice from any Taxing Authority that any such audit is planned or proposed. To the knowledge of Seller, there are currently no matters under discussion with any Taxing Authority with respect to Taxes that are likely to result in a material additional liability for Taxes with respect to a Purchased Entity. No issues relating to Taxes of a Purchased Entity were raised by any Taxing Authority in any completed audit or examination that could reasonably be expected to result in a material amount of Taxes in a later taxable period.

(g) Each Purchased Entity has delivered to Buyer (i) complete and correct copies of all material filed income Tax Returns of such Purchased Entity for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements, or pending ruling requests submitted by, received by, or agreed to by or on behalf of such Purchased Entity relating to income Taxes for all taxable periods for which the applicable statute of limitations has not yet expired and (iii) complete and correct copies of all material agreements, rulings, settlements or other documents with of from any Governmental Authority relating to Tax incentives that are currently in effect with respect to such Purchased Entity. No power of attorney with respect to any Taxes of a Purchased Entity has been executed or filed with any Governmental Authority, which power of attorney is currently in effect.

(h) None of the Purchased Entities nor any predecessor thereof (i) has, in the ten years prior to the date of this Agreement, been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than a group the common parent of which is Seller or a Purchased Entity (a “Seller Consolidated Group”)) or (ii) has liability for the Taxes of another Person (other than another Purchased Entity or a member of any Seller Consolidated Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Tax Law), as a transferee or successor, under any other applicable Law or by Contract (other than pursuant to any agreement entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(i) None of the Purchased Entities is a party to or bound by any Tax Sharing Agreement.

(j) No Purchased Entity is a partner for U.S. federal income Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for U.S. federal income Tax purposes.

(k) The classification of each Purchased Entity for U.S. federal income tax purposes, and the date of any entity classification election filed by a Purchased Entity in the five years prior to the date of this Agreement pursuant to Treasury Regulations Section 301.7701-3, is set forth on Schedule 4.8(k) of the Disclosure Letter.

(l) None of the Purchased Entities has constituted either a “distributing corporation” or a “controlled corporation” (i) in a distribution of stock qualifying for tax-deferred treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or Section 361 of the Code in the two years prior to the date of this Agreement or (ii) in a distribution that would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with this Agreement or, in each case, any similar provision of state, local or non-U.S. Law.

(m) In the five years prior to the date of this Agreement, none of the Purchased Entities has been a party to a transaction that is a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or non-U.S. Tax Law.

(n) No Purchased Entity (or Buyer or any of its Affiliates in respect of items of the Purchased Entities) will be required to include or accelerate any material item of income in, or exclude or defer any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) adjustment under Section 481(a) of the Code (or any similar provision of state, local or non-U.S. Law) or any change in method of accounting made, requested or required prior to the Closing Date, (ii) use of an impermissible method of accounting prior to the Closing Date, (iii) installment sale or open transaction made or entered into prior to the Closing Date, (iv) deferred revenue or other prepaid amount received or accrued prior to the Closing Date, (v) intercompany transaction entered into prior to the Closing Date, (vi) “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing Date, or (vii) “subpart F income” pursuant to Section 951 of the Code realized during the pre-Closing portion of a taxable period (or portion thereof) that begins on or before the Closing.

(o) No Purchased Entity has engaged in a trade or business that created a taxable presence, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become resident for Tax purposes in a country other than the country of its formation.

(p) No Purchased Entity that is organized or formed under the laws of a jurisdiction outside the United States (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is or was treated as a U.S. corporation under Section 7874(b) of the Code, (ii) was created or organized in the United States such that such Purchased Entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a) or (iii) holds any asset that is a “United States real property interest” within the meaning of Section 897 of the Code.

(q) The Purchased Entities are in material compliance with all applicable transfer pricing laws and regulations.

(r) None of the Purchased Entities are currently the beneficiaries of or subject to any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a territorial or non-U.S. government.

(s) Seller and the Other Asset Sellers are registered for VAT and are taxable persons for the purposes of the relevant VAT legislation in their respective jurisdictions of incorporation where applicable.

(t) Except as set forth in Schedule 4.8(t) of the Disclosure Letter or for actions specifically contemplated by this Agreement or the Step Plan, from March 31, 2025 (the “Reference Date”) until the date hereof, no Purchased Entity has (i) made or changed any material Tax election (other than Tax elections made in the ordinary course of business, as required by applicable Law), (ii) settled or compromised any claim, notice, audit report or assessment in respect of material Taxes, (iii) changed any annual Tax accounting period, (iv) adopted or changed any method of Tax accounting, (v) to the extent a Purchased Entity has an established past practice with respect to filing a particular material Tax Return, filed any such material Tax Return in manner materially inconsistent with such past practice of such Purchased Entity (for the avoidance of doubt, excluding any Tax Returns a Purchased Entity is required to begin filing following the Reference Date under applicable Law) or filed any amended material Tax Return, (vi) made any voluntary Tax disclosure with a Taxing Authority, (vii) entered into any Tax Sharing Agreement, (viii) entered into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) relating to any material Tax, (ix) surrendered any right to claim a material refund, credit or similar Tax benefit (excluding any right that expired at the end of the applicable statute of limitations as a result of the passage of time), or (x) consented to any extension or waiver of the statute of limitations period applicable to any material Tax or Tax Return.

Section 4.9 Compliance with Laws; Permits.

(a) The Business is being, and for the past three years has been, conducted in compliance with the Laws applicable thereto, and Seller and its Subsidiaries are, and during the past three years have been, in compliance with the Laws applicable to its ownership of the Purchased Assets and Purchased Shares, in each case, except to the extent that the failure to comply therewith would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. Neither Seller nor any of its Subsidiaries has received written or, to the knowledge of Seller, other notice at any time in the past three years prior to the date of this Agreement to the effect that Seller or any of its Subsidiaries is not in compliance in all material respects with any applicable Laws with respect to the Business, except, as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. To the knowledge of Seller, except for routine audits or inspections, no investigation by any Governmental Authority with respect to the Purchased Entities is pending, nor has any Governmental Authority indicated to the Purchased Entities in writing an intention to conduct any such investigation, except for such investigations the outcomes of which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Purchased Entities, taken as a whole. The Purchased Entities collectively have all Permits necessary to conduct the Business as presently conducted, except where the failure to have any such Permits would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. Seller and its Subsidiaries are in compliance with the terms of each such Permit and each such Permit is valid and in full force and effect, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted.

(b) Without limiting the generality of Section 4.9(a), except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted:

(i) none of the Purchased Entities (including the Purchased Entities’ directors, officers, employees or, to the knowledge of Seller, agents, distributors or other Person associated with or acting on their behalf), Seller and the Other Share Sellers (with respect to the Purchased Shares and the Business), or the Other Sellers (with respect to the Business), have in the past five years, directly or indirectly, (A) taken any action which would cause it to be in violation of any Anti-Corruption Laws applicable to any Purchased Entity or the Business in any jurisdiction (in each case, as in effect at the time of such action), (B) used any corporate funds for unlawful payments, contributions, gifts, entertainment or other unlawful expenses for the benefit of any political organization or holder of or any aspirant to any elective or appointive public office, or otherwise relating to political activity, (C) made, offered or authorized any unlawful payment to non-U.S. or domestic government officials or employees, or (D) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any Person;

(ii) no director, officer or employee acting on behalf of Seller or its Subsidiaries has in the past five years violated any Anti-Corruption Laws in connection with or relating to the Purchased Entities or the Business;

(iii) the Business and the operations of each Purchased Entity is and has been conducted in compliance with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws; and

(iv) no action, suit or proceeding by or before any Governmental Authority involving any Purchased Entity or, with respect to the Business, Seller or any Other Seller, with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of Seller, threatened.

(c) None of the Purchased Entities, nor any of their respective directors, officers, employees, or agents is (i) a Sanctioned Person (ii) subject to debarment or any list-based designations under Customs & Trade Laws; or (iii) engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

(d) Since April 24, 2019, the Purchased Entities (including any of the Purchased Entities’ directors, officers, employees or, to the knowledge of Seller, agents, distributors or other Person associated with or acting on their behalf), Seller and the Other Sellers, with respect to the Purchased Entities and the Business, have been in compliance with Sanctions and Customs & Trade Laws; and

(e) Since April 24, 2019, the Purchased Entities (including any of the Purchased Entities’ directors, officers, employees or, to the knowledge of Seller, agents, distributors or other Person associated with or acting on their behalf), Seller and the Other Sellers, with respect to the Purchased Entities and the Business, have maintained in place and implemented written policies, controls and systems reasonably designed to ensure compliance with applicable Sanctions and Customs & Trade Laws in each jurisdiction in which Seller or any of its Subsidiaries conducts the Business.

(f) None of the Purchased Entities, nor any of their respective directors, officers, employees, or, to the knowledge of Seller, agents is, or since April 24, 2019 has been (i) engaged in a transaction or dealing, directly or indirectly, with or involving a Sanctioned Country, including Syria, or Sanctioned Person or (ii) the subject of or otherwise involved in an investigation or enforcement action by a Governmental Authority or other legal proceeding with respect to any actual or alleged violations of Sanctions or Customs & Trade Laws (or notified in writing of any such pending or threatened actions).

Section 4.10 Environmental Matters. Except as disclosed in Schedule 4.10 of the Disclosure Letter and other than with respect to any Retained Assets or Retained Liabilities and solely to the extent relating to the Business and the Purchased Assets: (a) Seller, each Other Seller and each of the Subsidiaries of Seller are and have been in material compliance with all Environmental Laws; (b) Seller, each Other Seller and each of the Subsidiaries of Seller hold all material Permits required under Environmental Laws, each such Permit is in full force and effect, and Seller and its Subsidiaries are in material compliance with the terms and conditions of such Permits; (c) in the three years prior to the Agreement Date, there has not been any Release of Hazardous Materials at or from the Leased Real Property in a manner that would reasonably be expected to give rise to a material Liability under any Environmental Laws; and (d) neither Seller nor any of its Subsidiaries have received any material Environmental Claim in the three years prior to the Agreement Date relating to the Business or the Leased Real Property, and, to the knowledge of Seller, there are no such Environmental Claims threatened orally or in writing.

Section 4.11 Financial Information; Liabilities.

(a) Schedule 4.11(a) of the Disclosure Letter sets forth the Financial Information. The Financial Information (i) has been prepared in good faith, (ii) presents a fair view, in all material respects, of the combined financial position and the revenues and direct costs of the Business as of the respective dates thereof and for such periods indicated therein and (iii) extracted from the books and records maintained by Seller, which have been prepared in good faith in accordance with GAAP, in each case, except for matters described in Schedule 4.11(a) of the Disclosure Letter. This Section 4.11(a) is contextualized by the fact that the Business has not historically operated as a separate “stand alone” entity within Seller and historically has been reported within the consolidated financial statements of Seller (for the avoidance of doubt, stand-alone financial statements have not historically been prepared for the Business), and, as a result, the Business will be allocated certain charges and credits for purposes of the preparation of the Financial Information, and such allocations of charges and credits may not necessarily reflect the amounts that would have resulted from arms’ length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

(b) There are no Liabilities of the Purchased Entities or arising out of the Business, in each case, that would be required by GAAP to be reflected on a consolidated balance sheet of the Business prepared, other than those that (i) are reflected or reserved against in the Financial Information, (ii) have been incurred in the ordinary course of business, consistent with the past practices of the Business, since the date of the most recent balance sheet included in the Financial Information, (iii) are permitted or contemplated by this Agreement (including Liabilities disclosed in the Disclosure Letter), any other Transaction Documents or the transactions contemplated hereby or thereby, (iv) are related to the future performance of any Contract entered into in the ordinary course of business or under any Seller Benefit Plan (excluding any liability arising as a result of any breach of any Contract or violation of any Law), (v) have been discharged or paid off in full, (vi) are Retained Liabilities, (vii) individually or in the aggregate, do not, and would not reasonably be expected to be material to the Business,(viii) those incurred under, or as a result of actions taken or omissions required pursuant to, this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby, or (ix) those incurred as a result of actions or omissions following the Agreement Date at the written request of Buyer.

(c) When delivered pursuant to Section 6.20, the Carve-Out Financial Statements (and the Additional Carve-Out Financial Statements, if and to the extent applicable) (i) will have been prepared from, and will be in accordance with, in all material respects, the books and records of Seller and its Subsidiaries, (ii) will have been prepared in accordance in all material respects with Seller’s regular reporting and accounting policies, practices and methodologies and (iii) will have been prepared in accordance with GAAP (taking into account its materiality standards) and will fairly present in all material respects the financial condition, assets and liabilities, results of operations and cash flow of the Business as of the respective dates and for the respective periods presented, except as may be noted therein, subject to normal year-end adjustments which are not material to the Business taken as a whole.

(d) Seller, the Other Sellers and the Purchased Entities maintain a system of internal accounting controls designed to ensure that Seller and its Subsidiaries maintain no off-the-books accounts and designed to provide reasonable assurance regarding the reliability of Seller and its Subsidiaries’ financial reporting, in each case, with respect to the Business.

(e) Seller, the Other Sellers and the Purchased Entities have not, nor, to the knowledge of Seller, has any director, officer or employee of any Other Sellers and the Purchased Entities, received any material complaint, allegation, assertion or claim with respect to the Business regarding the accounting practices, procedures, methodologies or methods of any of Seller, the Other Sellers and the Purchased Entities or their respective internal controls, including any material complaint, allegation, assertion or claim that any of the Purchased Entities has engaged in unlawful accounting practices. There are no (x) internal investigations regarding any accounting practices of Seller, the Other Sellers and the Purchased Entities as such practices relate to the Business that would be material to the Business, or, (y) to the knowledge of Seller, governmental inquiries or investigations pending or threatened in writing, in each case, regarding any accounting practices of Seller, the Other Sellers and the Purchased Entities as such practices relate to the Business.

(f) Except as would not be material to the Business, taken as a whole, all Accounts Receivable reflected on the Financial Information, as of the date thereof, and all Accounts Receivable arising subsequent to the Reference Date, have been accounted for in accordance with GAAP and represent, as of the respective dates thereof, valid accounts receivable arising from sales actually made or services actually performed, in each case, in the ordinary course of business. Except as would not be material to the Business, taken as a whole, all of the outstanding Accounts Receivable balances deemed uncollectible have been reserved against on the Financial Information in accordance with GAAP and reserves have been established for Accounts Receivable balances that are aged in excess of their payment terms or represent high default risk. In the three years prior to the Agreement Date, the Purchased Entities have not and, with respect to the Business, Seller has not canceled, or agreed to cancel, in whole or in part, any material Accounts Receivable except in the ordinary course of business.

Section 4.12 Employees; Employee Benefits.

(a) Schedule 4.12(a) of the Disclosure Letter sets forth a true, complete and correct list of all Seller Benefit Plans (and denotes (i) whether such Seller Benefit Plan is sponsored or maintained by a Purchased Entity (and if so, which such Purchased Entity) and (ii) whether such Seller Benefit Plan is maintained primarily for the benefit of employees outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States, and if so, the applicable jurisdiction (each, a “Non-U.S. Plan”). With respect to any Business Employee that holds any Equity Awards, a list of such Business Employees, as of July 30, 2025, has been provided to Buyer that includes each such holder’s identification number and, for each such award held by him or her, the employee incentive plan under which such award was issued, the number of shares (or cash amount) subject to such award, the type of such award, the date of grant thereof, the exercise price therefor (as applicable) and the vesting schedule therefor.

(b) With respect to each Seller Benefit Plan listed on Section 4.12(a) of the Disclosure Letter, Seller has delivered or made available to Buyer copies of such Seller Benefit Plan and, with respect to the material Seller Benefit Plans that are not Non-U.S. Plans, (if applicable): (i) the most recent plan document (and all material amendments thereto) or, to the extent unwritten, a summary of the benefits provided under such plan, and related trust agreement, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the IRS, (iv) the most recent determination or opinion letter, if any, issued by the IRS, (v) the three most recent financial statements or actuarial reports, if applicable, and (vi) all material, non-routine correspondence or filings with participants to any Governmental Authority (to the extent such correspondence or filing would reasonably be expected to have an effect on any Business Employee).

(c) (i) Each Seller Benefit Plan has been maintained and administered in accordance with its terms and all applicable Laws, including ERISA and the Code, in each case, in all material respects; (ii) all material contributions (including all employer contributions and employee salary reduction contributions) and premiums required to be made with respect to any Seller Benefit Plan on or before the date hereof have been made; and (iii) each Seller Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination or opinion letter as to its qualification (and, to the knowledge of Seller, the IRS has not taken any action to revoke such determination or opinion letter and there are no facts or circumstances that would reasonably be expected to result in the revocation of, or otherwise adversely affect, the qualified status of such Seller Benefit Plan).

(d) Except as set forth on Section 4.12(d) of the Disclosure Letter, no Seller Benefit Plan is, and none of Seller, the Other Sellers, the Purchased Entities or any of their respective ERISA Affiliates, nor any predecessor thereof, sponsors, maintains or contributes to, or in the six years prior to the Agreement Date has sponsored, maintained or contributed to, (i) a multiemployer plan within the meaning of Section 3(37) of ERISA, (ii) an employee benefit plan subject to Section 302 or Title IV of ERISA or is otherwise a “defined benefit plan” (as defined in Section 3(35) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Seller Benefit Plan that is subject to Title IV of ERISA or Section 412 or 430 of the Code is in “at-risk” status (within the meaning of Section 303 of ERISA), and none of the following events has occurred in connection with any such plan: (A) a “reportable event,” within the meaning of Section 4043 of ERISA, whether or not any notice period has been waived by the Pension Benefit Guaranty Corporation; or (B) any notification to the Pension Benefit Guaranty Corporation as a result of an event described in Section 4062 or 4063 of ERISA. None of Seller, the Other Sellers, the Purchased Entities or any of their respective ERISA Affiliates has incurred any unsatisfied Liability (including withdrawal Liability) under, and, to the knowledge of Seller, no circumstances exist that would reasonably be expected to result in any material Liability to Seller, any Other Seller, any Purchased Entity or any of their respective ERISA Affiliates under, Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA that would result in the imposition of any material Liability on Buyer or any of its Affiliates (including the Purchased Entities following the Closing). No asset or property of any Purchased Entity is subject to any lien arising under Section 430(k) of the Code or Section 303(k) of ERISA. No Purchased Entity has been required to provide any security under Section 307 of ERISA or Section 436(f) or 412(f) of the Code.

(e) Except as described in Schedule 4.12(e) of the Disclosure Letter, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions hereunder and thereunder (including the consummation of the Purchase Transaction) will not, except as may otherwise be required under applicable Law relating to a government provided or social security type program, (i) entitle any executive Business Employee to extra statutory severance pay under any Seller Benefit Plan, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation or benefits due to any Business Employee under any Seller Benefit Plan, (iii) trigger any funding obligation with respect to any Business Employee under any Seller Benefit Plan that is sponsored or maintained by a Purchased Entity or (iv) result in any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) to any “disqualified individual” within the meaning of Section 280G of the Code.

(f) Except as described in Schedule 4.12(f) of the Disclosure Letter, no Seller Benefit Plan provides or promises any health or other welfare benefits (other than severance benefits) to employees after their employment terminates other than as required by part 6 of subtitle B of Title I of ERISA or pursuant to requirements of similar other Laws. With respect to any Seller Benefit Plan, to the knowledge of Seller and excluding Non-U.S. Plans, there has occurred no “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, or breach of any duty under ERISA which would reasonably be expected to result in any Taxes, penalties or other liability to Seller or any of its Subsidiaries. As of the Agreement Date, no Proceeding (other than those relating to routine claims for benefits) has occurred in the past three years, is pending or, to the knowledge of Seller, threatened with respect to any Seller Benefit Plan, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted.

(g) Each Seller Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no agreement, plan or other arrangement to which Seller, the Other Sellers or the Purchased Entity is a party, which requires the payment of a Tax gross-up or a reimbursement payment to any person, including with respect to any Tax related payments under Section 409A of the Code or Sections 280G or 4999 of the Code.

(h) No Purchased Entity has, nor to the knowledge of Seller are there any circumstances which would reasonably be expected to lead to any material liability to any Purchased Entity or the Business with respect to misclassification of any individual as an independent contractor, consultant or equivalent rather than as an employee or worker, or any individual being classified as a worker rather than as an employee.

(i) Except for any Assumed Benefit Plan which provides any Retirement Benefits, no Purchased Entity has or would reasonably be expected to have any Liability to, in relation to, or in connection with, any scheme, plan or arrangement for the provision of any Retirement Benefits.

(j) In relation to the UK DB Plan, Seller has made a copy of the following documentation available to Buyer: (i) the governing definitive trust deed and rules and all amendments thereto (together with any amendments made to the governing terms of the UK DB Plan at any time to implement: (A) the closure of the UK DB Plan to new members and future benefit accrual; and (B) the amendment of the UK DB Plan’s retirement ages for men and women to comply with applicable Law); (ii)

the current schedule of contributions and recovery plan for the purposes of the UK Pensions Act 2004, together with any other funding agreement or arrangement; (iii) the most recent triennial actuarial valuation report and any subsequent funding update; (iv) the UK Pension Guarantee, the Funding Arrangements and any other guarantees, letters of credit and/or any other security or other similar arrangements in place or any material documentation entered into with the relevant Insurer in relation to the Buy-Out; (v) any information sharing protocol in place with any Trustee; (vi) the latest annual report and accounts and current member booklet; (vii) the current statement of funding principles and statement of investment principles; and (viii) any material correspondence with the UK Pensions Regulator.

(k) No Purchased Entity: (i) is (other than in respect of the Pension Employer’s participation in the UK DB Plan), or has ever been an “employer” or is (other than in respect of the UK DB Plan) or has in the last six years been, “connected” with, or an “associate” of, an “employer”, in each case, in relation to any defined benefit pension arrangement for the purposes of sections 38 to 51 of the UK Pensions Act 2004; or (ii) owes or is reasonably expected to owe any obligations or liabilities to or in respect of any other UK defined benefit pension arrangement.

(l) Other than the UK Pension Guarantee, there are no guarantees, letters of credit and/or any other security or other similar arrangements in place (including whether fixed or floating, secured or unsecured and/or actual or contingent) in place for, or in respect of, the UK DB Plan and/or for the benefit of any Trustee.

(m) No certificate has been issued in relation to any Purchased Entity under section 75 or 75A of the UK Pensions Act 1995 to pay a debt in respect of the UK DB Plan and no events or circumstances have occurred or are contemplated that have or are reasonably expected to lead to such a debt becoming due.

(n) No current or former employee of any Purchased Entity has previously transferred to any Purchased Entity pursuant to the Transfer Regulations and no Business Employee will or could transfer to a Purchased Entity pursuant to the Transfer Regulations as part of, in connection with, or as a result of, the Restructuring Activities or the Closing who at any time prior to such transfer is or was a member of a UK defined benefit pension arrangement, in any case, in circumstances where any Purchased Entity will inherit or has (or could reasonably be expected to have) inherited any obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any early retirement or redundancy benefits, which are derived from such pension plan.

(o) (i) No contribution notice or financial support direction under Sections 38 to 51 of the UK Pensions Act 2004 has been issued against any Purchased Entity (or, where applicable, to the knowledge of Seller, any of its employees, officers or directors) and there are no grounds which would reasonably be expected to lead to the Pensions Regulator exercising or seeking to exercise any such powers; and (ii) no Purchased Entity has been party to an act or omission which has led, or would or might reasonably be expected to lead to, an offence being committed under sections 58A and 58B of the UK Pensions Act 2004 or the imposition of a penalty under sections 58C and 58D of the UK Pensions Act 2004.

(p) With respect to any Non-U.S. Plan, (i) all employer and employee contributions to each Non-U.S. Plan required by Law or by the terms of such Non-U.S. Plan have been made, or, if applicable, accrued in accordance with normal accounting practices applicable to the jurisdiction in which the plan is operated, (ii) all required registrations and filings have been made as required under applicable Law, and (iii) each Non-U.S. Plan has been administered in compliance with the Laws of the jurisdiction in which it is operated and its governing terms (as amended from time to time).

(q) Seller has provided a true and complete list of all Business Employees and each of their (i) primary work location, (ii) employing entity, (iii) job title, (iv) date of hire, (v) status as full-time or part-time, (vi) classification by Seller and its Affiliates as exempt or non-exempt under applicable wage and hour Laws, (vii) pay type (hourly, salary or other basis), (viii) base salary, hourly or other pay rate, (ix) commission, incentive pay or other non-discretionary compensation opportunity, (x) active or inactive status and, if on inactive status, the date the Business Employee became inactive and the date on which they are expected to return to active status (if known), and (xi) union or works council affiliation (if any).

(r) Schedule 4.12(r) of the Disclosure Letter contains a true and complete list of all individual independent contractors who are performing services for Seller (including those performing services through a sole proprietorship or an entity wholly owned and operated by them) or the Business, including (i) their name, (ii) their primary work location, (iii) a description of the services they provide, (iv) their first date of engagement by Seller or its Affiliates, (v) whether they are engaged by Seller or an Affiliate thereof, (vi) the approximate number of hours per month they provide services for the Purchased Entities or the Business, and (vii) their compensation terms. All individual independent contractors, leased employees, and exempt employees of the Purchased Entities and the Business have been properly classified for all purposes and paid all compensation owed.

(s) As of the Agreement Date and in the three years prior, the Purchased Entities and, with respect to (x) the Business Employees and (y) any other current or former employees of Seller or any of its Subsidiaries who as of immediately prior to such employee’s termination of employment was primarily devoted to providing services to or on behalf of the Business (“Former Business Employees”), Seller and its Subsidiaries (other than the Purchased Entities), are not and have not been (i) a party or subject to any collective bargaining agreements or other Contracts with any union, works council or other labor organization or employee representative body (“Labor Organization”) or (ii) negotiating any such Contract with a Labor Organization. As of the Agreement Date, the Purchased Entities are not under an obligation to negotiate such a Contract with a Labor Organization. As of the Agreement Date, the Purchased Entities and, with respect to the Business Employees and any Former Business Employees, Seller and its Subsidiaries (other than the Purchased Entities), are not subject to any demand, petition or representation proceeding seeking to compel, require or demand it to bargain with any Labor Organization. Except as set forth on Schedule 4.12(s) of the Disclosure Letter, neither Seller nor any of its Affiliates (including any Purchased Entity) is required to notify or consult with any trade union, works council or other employee representative body prior to the execution of this Agreement or in relation to the Restructuring Activities, Closing or otherwise in connection with the transactions contemplated herein.

(t) As of the Agreement Date, with respect to the Business, there is not presently pending or existing, and, to the knowledge of Seller, there is not threatened, any strike, slowdown, picketing, work stoppage or material dispute related to the Business Employees or Former Business Employees.

(u) The Purchased Entities and, with respect to the Business Employees and any Former Business Employees, Seller and its Subsidiaries (other than the Purchased Entities), are, and for the past three years have been, in compliance in all material respects with all applicable Laws relating to employment or labor, including all applicable Laws relating to hiring, background checks, training, notices, wages, hours, social insurance contributions, housing fund contributions, overtime, pay equity, immigration, employment eligibility verification, collective bargaining, labor relations, employment discrimination, harassment, retaliation, privacy, whistleblowing, labor dispatch, outsourcing, COVID-19, disability rights and benefits, affirmative action, sick time, leaves of absences, safety and health, discipline, terminations, plant closings, mass layoffs, workers’ compensation, and classification of exempt employees, leased employees and independent contractors, except as would not be reasonably expected to be material to the Business, taken as a whole. There is, and in the past three years there has been, no pending or, to the knowledge of Seller, threatened labor or employment-related Proceeding against or otherwise affecting the Purchased Entities or with regard to the Business Employees and any Former Business Employees, except as would not be reasonably expected to be material to the Business, taken as a whole.

(v) In the past three years, the Purchased Entities and, with respect to the Business Employees and any Former Business Employees, Seller and its Subsidiaries (other than the Purchased Entities), have not implemented any “plant closing” or “mass layoff” (as such terms are defined in the federal Worker Adjustment and Retraining Notification Act and any similar state or local Law in any applicable jurisdiction (each a “WARN Act”)) or other employment decision that implicated a WARN Act. In the past six months, Seller and its Subsidiaries have not carried out any layoff, furlough, or hours reduction that, if continued, would constitute an “employment loss” (as such term is defined in any applicable WARN Act). Except as set forth on Schedule 4.12(v) of the Disclosure Letter, no Purchased Entity has: (i) an obligation to make, or custom or practice of making, a payment to any of its employees on redundancy or termination of employment in excess of the applicable statutory redundancy or severance payment; or (ii) given notice or started any collective redundancy consultation or other action with respect to any mass layoff or similar exercise.

(w) During the three years prior to the date hereof, the Purchased Entities and, with respect to the Business Employees and any Former Business Employees, Seller and its Subsidiaries (other than the Purchased Entities), have investigated all allegations of sexual harassment or discriminatory harassment of which they had knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material loss to any Purchased Entity or the Business or that if known to the public, would reasonably be expected to bring any Purchased Entity or the Business into material disrepute.

Section 4.13 Real Property.

(a) Schedule 4.13(a) of the Disclosure Letter sets forth a list, as of the Agreement Date, the address of all Owned Real Property. The applicable Purchased Entities have good and marketable fee simple title to all Owned Real Property owned by such entities, free and clear of all Liens, except Permitted Liens. Other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof.

(b) Schedule 4.13(b) of the Disclosure Letter sets forth a list, as of the Agreement Date, of the Leased Real Property, including all Real Property Leases. Each of Seller, the Other Asset Sellers and the Purchased Entities, as applicable, has (or as of immediately prior to the Closing will have) good and valid leasehold interests in all its Leased Real Property (in each case, other than those assets and interests disposed of since the Agreement Date in the ordinary course of business) free and clear of any Liens other than Permitted Liens. All Real Property Leases for the Leased Real Property are in full force and effect, constitute (or as of immediately prior to the Closing will constitute) legal, valid and binding obligations of Seller, an Other Seller or a Purchased Entity, as applicable, subject, as to enforceability, to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles. Seller has provided to Buyer a true, correct and complete copy of each Real Property Lease. There exists no material breach, material default or event of default (or occurrence or event that with notice or lapse of time or both would result in a material breach, material default or event of default) under any Real Property Lease by Seller, an Other Asset Seller or a Purchased Entity, as applicable, or, to the knowledge of Seller, any other party thereto.

(c) Except as provided in the Transition Services Agreement, no Person other than a Purchased Entity subleases, licenses or otherwise has the right to use or occupy the Business Real Property. The Business Real Property constitute all of the material real property currently utilized in the operation of the Business. There are no pending, or, to the knowledge of Seller, threatened, appropriation, condemnation, eminent domain or other like proceedings or sales or other dispositions in lieu of condemnation, relating to any portion of the Owned Real Property. No Purchased Entity has mortgaged or deeded in trust any interest in any Business Real Property.

Section 4.14 Title to Assets; Sufficiency of Assets.

(a) Seller or one of the Other Asset Sellers or one of the Purchased Entities has, or as of immediately prior to the Closing will have, good and valid title to the Purchased Assets (or in the case of leased Purchased Assets, valid leasehold interests in such leased Purchased Assets), free and clear of all Liens except Permitted Liens and Liens arising out of any actions of Buyer and its Affiliates. Each Purchased Entity has (or as of immediately prior to the Closing will have) valid title to all of its assets (or in the case of leased assets, valid leasehold interests in such leased assets), free and clear of all Liens except Permitted Liens and Liens arising out of any actions of Buyer and its Affiliates.

(b) The Purchased Assets and the assets, properties and rights that will be owned, leased or licensed (including through the IPMA, the Transition Services Agreement and the Shared Contracts) by the Purchased Entities immediately following the Closing, together with the assets, services, rights and other obligations that will be transferred, leased, licensed or otherwise provided pursuant to the Transaction Documents constitute all material assets, properties and rights necessary to operate the Business as currently operated by Seller and its Subsidiaries (other than (i) the Shared Services, (ii) services or Intellectual Property Rights to be made available pursuant to Section 2.6, (iii) services specifically excluded from the Transition Services Agreement, (iv) the Purchased Assets or Purchased Shares subject to Local Transfer Agreements pursuant to which the transfer of such Purchased Assets or Purchased Shares will not be made until after the Closing, and (v) as set forth on Schedule 4.14 of the Disclosure Letter); provided, that (A) the foregoing is subject to the limitation that certain transfers, leases, licenses or replacements, as the case may be, of Purchased Assets, Purchased Shares, Assigned Contracts, Shared Contracts, Permits, and any claim or right or benefit arising thereunder or resulting therefrom, may require a Consent as set forth in Section 2.6 (and the absence of such Consent and the consequences thereof shall not be deemed a breach of this Section 4.14), (B) the foregoing is subject to Buyer owning or forming Business Entities in any necessary jurisdictions where Purchased Entities are not conveyed and that such Business Entities obtain such necessary corporate qualifications and Permits to do business in such jurisdictions, and (C) this Section 4.14 does not address and will not be construed as a representation or warranty regarding any Intellectual Property Rights infringement or misappropriation matters, which are addressed solely by Section 4.7.

(c) The properties and assets of the Business and the Purchased Assets constituting tangible personal property (including servers, computers and equipment of the Purchased Entities) are in good operating condition and repair, ordinary wear and tear excepted and subject to repairs or refurbishments or obsolescence in the ordinary course of business, except as is not and would not reasonably be expected to be material to the Business, taken as a whole.

(d) Each of the individuals set forth on Schedule 4.14(d) of the Disclosure Letter has participated in review of the lists of Transferred Intellectual Property Rights contained in the Purchased Assets.

Section 4.15 Absence of Certain Developments. Except for actions taken to effect the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Restructuring Activities) and any other Transaction Documents, from January 1, 2025 through the Agreement Date, (a) there has not been any Effect that has had or would reasonably be expected to have a Material Adverse

Effect, (b) the Business has been conducted in the ordinary course consistent with past practice in all material respects, and (c) neither Seller, nor any Other Seller, nor any Purchased Entity has taken any action that would have, if taken from the Agreement Date through the Closing Date, required the consent of Buyer under Section 6.1(a) (other than such actions specified in Section 6.1(a)(viii) or Section 6.1(a)(x) that, in each case, were taken in the ordinary course of business).

Section 4.16 Finders; Brokers. Neither Seller nor any of its Subsidiaries have employed any finder, broker or investment banker or similar financial advisor in connection with the transactions contemplated by this Agreement who would have a valid claim for a fee, commission or expenses from Buyer or its Affiliates (including, from and after the Closing, the Purchased Entities) in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

Section 4.17 Privacy Laws; Personal Information.

(a) Personal Information. Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted, the conduct of the Business and to the knowledge of Seller, all affiliates or third parties with respect to the Processing of Personal Information on behalf of, or sharing Personal Information with, the Business (collectively, “Data Partners”), comply with (i) all Privacy Laws applicable to its collection, use, Processing, storage, retention, disposal and onward transfer of Personal Information, (ii) all terms of Contracts relating to privacy, security or the Processing of Personal Information and (iii) policies, notices, or statements related to privacy, security or the Processing of Personal Information (each, a “Privacy Policy”) (collectively, the “Privacy Requirements”). The Purchased Entities do not, and do not permit any third party to, sell, rent, or otherwise make available to any Person any Personal Information, except as stated in the applicable Privacy Policy and in compliance with the applicable Privacy Laws, except where any non-compliance would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted. The Business has at all times had contracts in place with all material Data Partners which impose on such Data Partners obligations related to privacy, security, and the Processing of Personal Information that, at a minimum, comply with Privacy Requirements.

(b) Security Measures. The Business has at all times implemented, maintained and complied in all material respects with technical, physical, and organizational measures, including a written information security program, that complies with Privacy Requirements and is designed to protect Personal Information and confidential information against Security Incidents. The Business regularly tests its written information security program by conducting security audits, penetration tests, or vulnerability scans, and the Business has not identified any medium, high, or critical vulnerabilities that have not been fully remediated.

(c) Security Incidents and Claims. In the last three years, the Business, and to the knowledge of Seller, its Data Partners, have not experienced any Security Incident or actual, alleged or, to the knowledge of Seller, potential violation of a Privacy Requirement. In relation to any Security Incident, neither the Business, nor to the knowledge of Seller, any Data Partner, has (i) notified or plans to notify, either voluntarily or as required by any Privacy Laws, any affected individual, any third party, any Governmental Authority, or the media of any breach or non-permitted use or disclosure of Personal Information or (ii) received any written notices, inquiries, requests, claims, correspondence complaints or other communication from, or been the subject of any investigation or enforcement action by, any Person with respect thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Business, taken as a whole, or materially impair the ability to conduct the Business as currently conducted.

Section 4.18 Material Business Relationships.

(a) Material Customers. Schedule 4.18(a) of the Disclosure Letter sets forth the ten largest customers (by revenue) of the Business for the most recently completed fiscal year and certain additional material customers specified in Schedule 4.18(a) of the Disclosure Letter (the “Material Customers”).

(b) Material Suppliers. Schedule 4.18(b) of the Disclosure Letter sets forth the ten largest suppliers (by cost) of the Business for the most recently completed fiscal year (the “Material Suppliers”).

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, since January 1, 2024, no Material Customer or Material Supplier has (i) canceled or otherwise terminated, or adversely changed the pricing or other material terms of its relationship with respect to the Business or (ii) provided written notice to Seller of its intent to cancel or otherwise terminate its relationship with the Business.

Section 4.19 Inventory. Subject in each case to Seller’s and its applicable Subsidiaries’ reserves in accordance with the Accounting Principles, all Inventory (a) to the knowledge of Seller, consists, in all material respects, of a quality and quantity usable or saleable by the Business in the ordinary course of business and (b) to the extent now on hand and purchased from January 1, 2025 through the Agreement Date, was purchased in the ordinary course of business.

Section 4.20 Insurance. Schedule 4.20 of the Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance provided by third-party insurers held by, or for the benefit of, the Business as of the Agreement Date, but exclusive of those addressed in Section 4.12. As of the Agreement Date, (a) none of Seller, the Other Sellers or their respective Subsidiaries has received any written notice from any insurer under any such insurance policies, canceling or materially adversely amending any such policy or denying renewal of coverage thereunder, and (b) all premiums on such insurance policies due and payable as of the date hereof have been paid.

Section 4.21 Affiliate Matters; Intercompany Arrangements. Other than materials, products and services (a) consisting of, used in or related to the Shared Services, (b) to be made available pursuant to the Transition Services Agreement, the IPMA or Section 2.6, (c) services specifically excluded from the Transition Services Agreement, (d) the Purchased Assets or Purchased Shares subject to Local Transfer Agreements pursuant to which the transfer of such Purchased Assets or Purchased Shares will not be made until after the Closing, and (e) as set forth on Schedule 4.14 of the Disclosure Letter, the Business does not acquire any materials, products or services from Seller or its Subsidiaries (other than the Purchased Entities) necessary for or used in the conduct and operations of the Business other than materials, products or services that are generally obtainable, or for which comparable replacement products are generally obtainable, from a source or supplier other than Seller or a Subsidiary of Seller on commercially reasonable terms within a commercially practicable timeframe or as would not, individually or in the aggregate, be reasonably expected to be material to the Business, the Purchased Entities and the Purchased Assets, taken as a whole. Other than any Transaction Document (including any Local Transfer Agreement), any Intercompany Agreement listed on Schedule 6.15(b) of the Disclosure Letter and any Shared Contract, none of the Purchased Entities is a party to any Contract with Seller or any Subsidiary of Seller other than a Purchased Entity, except as will be terminated prior to Closing or is otherwise terminable at will without any material Liability to any party thereto. Other than ordinary advances for travel expenses and for payment of salary for services rendered, no partner, member, employee, officer or director of Seller or any Purchased Entity (each, a “Business Related Party”) or member of such Business Related Party’s immediate family, or any corporation, partnership or other entity in which such Business Related Party is an officer, director, member or partner, or in which such Business Related Party has significant ownership interests or otherwise controls, is indebted to any Purchased Entity, nor is any Purchased Entity indebted (or committed to make loans or extend or guarantee credit) to any of them. To the knowledge of Seller, none of such Persons has any direct or indirect ownership in any firm or corporation with which the Business has a business relationship, or any firm or corporation that competes with the Business, except that any such Persons may own stock in publicly traded companies. No Business Related Party or any member of their immediate families is, directly or indirectly (excluding any ownership of stock in publicly traded companies), interested in any Contract or involved in any business arrangement with any Purchased Entity (excluding any Contract that is an Assumed Benefit Plan or between or among the Purchased Entities).

Section 4.22 Fairness Opinion. The board of directors of Seller has received the written opinion (or an oral opinion, to be confirmed in writing) (the “Fairness Opinion”) of Evercore Group L.L.C., as financial advisor to Seller to the effect that, based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, as of the date thereof, the Base Purchase Price to be received by Seller in connection with the Purchase Transaction is fair, from a financial point of view, to Seller. Seller shall deliver a true and complete copy of such opinion to Buyer for informational purposes only promptly following the execution and delivery of this Agreement.

Section 4.23 Information Supplied. The information supplied by or on behalf of Seller and its Subsidiaries to be contained in, or incorporated by reference in the proxy statement to be sent to the stockholders of Seller relating to the Seller Stockholder Meeting to adopt this Agreement and the Purchase Transaction (the “Proxy Statement”) will not, at the date it, or any amendment or supplement to it, is first mailed to stockholders of Seller and at the time of the Seller Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Seller with respect to information or statements made or incorporated by reference in the Proxy Statement, which information or statements were supplied by or on behalf of Buyer for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.24 Seller Representations. Except as expressly set forth in this Article 4, Seller, its Affiliates, and their respective Representatives make no representation or warranty, express or implied, at Law or in equity, with respect to itself, any of its Subsidiaries, the Business, or any of its or their respective assets, liabilities, businesses or operations (including in respect of the correctness, accuracy or completeness of any Contract or certificate furnished or made available, or to be furnished or made available (including by way of information included or referred to in the electronic data room or otherwise), or statement made, by Seller, any of its Subsidiaries or any of their respective Representatives in connection with the transactions contemplated herein), and any such other representations or warranties are hereby expressly disclaimed. Seller acknowledges and agrees, on behalf of itself and each of its Affiliates, that (i) it has relied, and it is reasonable to rely, solely on the representations or warranties of Buyer specifically contained in this Agreement, the officer’s certificate delivered pursuant to Section 7.2(d), and on the results of Seller’s own independent investigation and verification and (ii) the representations and warranties of Buyer expressly and specifically set forth in Article 5 of this Agreement and the certificate delivered pursuant to Section 7.2(d) constitute the sole and exclusive representations, warranties and statements (including by omission) of any kind of Buyer or any of its Subsidiaries or any of their respective Representatives in connection with the transactions contemplated by this Agreement. Notwithstanding anything contained herein to the contrary, Buyer and Seller agree that nothing in this Section 4.24 shall limit any claims for Fraud.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 5.1 Corporate Existence. Buyer and each Other Buyer is duly organized, validly existing and in good standing (if such concept is applicable in the applicable jurisdiction) under its Laws of its jurisdiction of organization. Buyer and the Other Buyers have (or, with respect to any Transaction Documents entered into by Buyer or an Other Buyer after the Closing Date, will have) the requisite corporate power and authority to own, lease and operate the Purchased Assets, own the Purchased Shares and to assume the Assumed Liabilities, and to carry on the Business in substantially the same manner as the same is now being conducted by Seller and its Subsidiaries except as would not prevent or materially delay the consummation of any of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 5.2 Corporate Authority. This Agreement and the other Transaction Documents to which Buyer or any Other Buyer is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby have been (or, with respect to any Transaction Documents entered into by Buyer or any Other Buyer after the Agreement Date, will be) duly authorized by Buyer or such Other Buyer, as applicable, by all requisite corporate, partnership or other action and no other action on the part of Buyer, any Other Buyer or any of their respective equityholders is or will be (as applicable) necessary for Buyer or any Other Buyer to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of their respective obligations hereunder or thereunder. Buyer and the Other Buyers have (or, with respect to any Transaction Documents entered into by Buyer or any Other Buyer after the Agreement Date, will have) full corporate or other organizational (as applicable) power and authority to execute and deliver this Agreement and the other Transaction Documents to which such Person is (or will be) a party and to perform their respective obligations hereunder and thereunder. Each Transaction Document has been (or, with respect to any Transaction Documents entered into by Buyer or any Other Buyer after the Agreement Date, will be) duly executed and delivered by Buyer or such Other Buyer, as applicable. Assuming the due authorization, execution and delivery by Seller (or any Other Sellers, as applicable) of this Agreement and each other Transaction Document, as applicable, each Transaction Document constitutes (or, with respect to any Transaction Documents entered into by Buyer or any Other Buyer after the Agreement Date, when so executed and delivered, will constitute) a valid and legally binding obligation of Buyer and such Other Buyer, as applicable, enforceable against such Person in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 5.3 Governmental Approvals and Consents; Non-Contravention.

(a) Except for Consents and Orders, and the making of notices, registrations, declarations and filings, under any applicable Antitrust Laws or foreign direct investment Laws or as set forth on Schedule 7.1(b) of the Disclosure Letter, including filings and notifications as may be required under the HSR Act, no Consent or Order from, notice to or registration, declaration or filing with, any Governmental Authority, is required on the part of Buyer or any of its Affiliates in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby.

(b) The execution and delivery of this Agreement and the other Transaction Documents by Buyer or each of the Other Buyers, the performance by Buyer and each Other Buyer of their respective obligations hereunder and thereunder and the consummation by Buyer and each of the Other Buyers of the transactions contemplated hereby and thereby do not and will not (i) violate or conflict with or result in any breach under any provision of the respective certificate of incorporation or bylaws or equityholders’ agreement or similar organizational documents of Buyer or any Other Buyer, (ii) result in any violation or breach of, or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or require that any Consent be obtained with respect to, or result in the creation of any Lien under any Contract to which Buyer or any Other Buyer is subject or is a party, or (iii) assuming compliance with the matters described in Section 5.3(a), violate, conflict with or result in any breach under any provision of any Law applicable to Buyer, any Other Buyer, or any of their respective properties or assets, except, in the case of clauses (ii) and (iii) of this Section 5.3(b), to the extent that any such default, violation, conflict, breach or loss would not reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by this Agreement and the other Transaction Documents or would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 5.4 Litigation. Neither Buyer nor any of its Affiliates is subject to any Order or Contract with any Governmental Authority that would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by this Agreement or any other Transaction Document or would reasonably be expected to have a Buyer Material Adverse Effect. No Proceeding is pending or, to the knowledge of Buyer, threatened in writing against Buyer or any of its Affiliates that would reasonably be expected to prevent or materially interfere with or delay the consummation of the transactions contemplated hereby or by any of the other Transaction Documents.

Section 5.5 Financial Capacity.

(a) Subject to the terms and conditions of the Debt Commitment Letter, the net proceeds of the Debt Financing, together with other financial resources of Buyer and its Subsidiaries, will, in the aggregate, be sufficient to enable Buyer to consummate the Purchase Transaction contemplated hereby and pay all amounts required to consummate the Purchase Transaction on the Closing Date. Buyer has delivered to Seller (i) a true, complete and correct copy of a fully executed commitment letter in effect as of the date of this Agreement from JPMorgan Chase Bank, N.A., BNP Paribas, BNP Paribas Securities Corp. and Mizuho Bank, Ltd., including all exhibits, schedules and annexes to such letter in effect as of the date of the Agreement, to provide Debt Financing in an aggregate amount set forth therein and subject to the terms and conditions set forth therein and (ii) a correct and complete fully executed copy of the fee or fee credit letters referenced therein (together, the “Debt Commitment Letter”) (it being understood that each such fee letter has been redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Debt Financing). Pursuant to, and subject to the terms and conditions of, the Debt Commitment Letter, as of the date hereof, the Debt Financing Sources thereunder have committed to lend the amounts set forth therein for the purposes set forth in such Debt Commitment Letter. The obligations of Buyer hereunder are not subject to any condition regarding Buyer’s ability to obtain financing for the Purchase Transaction.

(b) The Debt Commitment Letter has not been amended, restated or otherwise modified or waived in any manner as of the date of this Agreement, and, as of the date of this Agreement, no such amendment, restatement, or modification or waiver is contemplated or the subject of current discussions (other than as set forth in the fee letter with respect to market flex rights or to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement, or to effectuate the exercise of other placement rights described therein, all on the terms set forth in the Debt Commitment Letter). As of the date of this Agreement, the commitment contained in the Debt Commitment Letter has not been amended, restated, terminated, reduced, withdrawn, rescinded, or otherwise modified in any respect, and as of the date of this Agreement, no such amendment, restatement, termination, reduction, withdrawal, rescission or other modification in any respect is contemplated by Buyer or, to the knowledge of Buyer, by any other party thereto. As of the date of this Agreement, the Debt Commitment Letter is (i) in full force and effect and (ii) a valid, binding and enforceable obligation of Buyer or its Affiliates and, to the knowledge of Buyer, the other parties thereto, in each case except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or result in the failure to satisfy a condition precedent, in each case, on the part of Buyer or its Affiliates or, to the knowledge of Buyer, any other Person, under the Debt Commitment Letter. All fees (if any) required to be paid under the Debt Commitment Letter on or prior to the date of this Agreement have been paid in full.

(c) There are no conditions precedent directly or indirectly related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter. Other than the Debt Commitment Letter, as of the date of this Agreement, there are no other Contracts (for the avoidance of doubt, including side letters) entered into by Buyer or any Affiliate thereof related to the funding or investing, as applicable, of the Debt Financing except for customary engagement letters or non-disclosure agreements which do not impact the conditionality, enforceability, termination or aggregate principal amount of the Debt Financing. As of the date of this Agreement, assuming the satisfaction of the conditions to Buyer’s obligation to consummate the Purchase Transaction, Buyer has no reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the full amount of the Debt Financing or any other funds necessary for the satisfaction of all of Buyer’s and its Subsidiaries’ obligations under this Agreement will not be available to Buyer on the Closing Date. Buyer has fully paid all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Debt Financing.

Section 5.6 Finders; Brokers. Neither Buyer nor any of its Affiliates has employed any finder, broker or investment banker in connection with the transactions contemplated by this Agreement who would have a valid claim for a fee, commission or expenses from Seller in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

Section 5.7 Solvency. Assuming that the representations and warranties in Article 4 are true and correct, that Seller and Buyer have each complied with their respective obligations under this Agreement and that the most recent financial forecasts made available to Buyer by Seller prior to the Agreement Date have been prepared in good faith based upon assumptions that were and continue to be reasonable and immediately prior to the Closing (provided, that Seller is making no representation and warranty with respect to such financial forecasts), at and immediately after the Closing, and after giving effect to the transactions contemplated hereunder (including the consummation of the Debt Financing and any other indebtedness incurred in connection with, or anticipation of, the Closing), Buyer and its Affiliates, taken as a whole, on a consolidated basis, will be Solvent.

Section 5.8 Securities Act. Buyer and the Other Buyers are acquiring the Purchased Shares solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof. Buyer acknowledges that the Purchased Shares are not registered under the Securities Act, any applicable state securities Laws or any applicable non-U.S. securities Laws, and that such Purchased Shares may not be transferred or sold except pursuant to the registration provisions of the

Securities Act or applicable non-U.S. securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Shares and is capable of bearing the economic risks of such investment.

Section 5.9 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Business in making its determination as to the propriety of the transactions contemplated by this Agreement and in entering into this Agreement, which investigation, review and analysis was done by Buyer and its Affiliates and Representatives. Except for the representations and warranties contained in Article 4, which representations and warranties constitute the sole and exclusive representations and warranties to Buyer by Seller in connection with the transactions contemplated by this Agreement, Buyer acknowledges and agrees that (i) in entering into this Agreement, it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of Seller or its Representatives, (ii) neither Seller, nor any of its Subsidiaries or Affiliates nor any other Person makes any other express, implied or statutory representation or warranty (including in any information, document or material made available to Buyer or its counsel or other Representatives in Buyer’s due diligence review, including in “data rooms” (electronic or otherwise) or management presentations) with respect to the Purchased Entities, the Business, the Purchased Assets, the Assumed Liabilities or otherwise, including any implied warranties of merchantability, fitness for a particular purpose, title, enforceability or noninfringement or any projections, estimates and budgets for the Business, and (iii) Seller specifically disclaims all other representations and warranties (i.e., other than as set forth in Article 4). Buyer acknowledges that there are assumptions inherent in making any such projections, estimates and budgets, Buyer is familiar with such uncertainties and that Buyer is responsible for making its own evaluation of the Purchased Entities and the Business and shall have no claim against Seller with respect thereto.

Section 5.10 Information Supplied. The information supplied or to be supplied by or on behalf of Buyer or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will not, at the date it, or any amendment or supplement to it, is first mailed to stockholders of Seller and at the time of the Seller Stockholder Meeting contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Buyer with respect to information or statements made or incorporated by reference in the Proxy Statement, which information or statements were supplied by or on behalf of Seller for inclusion or incorporation by reference therein).

Section 5.11 Buyer Representations. Except as expressly set forth in this Article 5, neither Buyer nor any of its Affiliates, nor any of their respective Representatives has made, or is making, any representation or warranty to Seller or its Affiliates. Buyer acknowledges and agrees, on behalf of itself and each of its Affiliates, that (i) it has relied, and it is reasonable to rely, solely on the representations or warranties of Seller specifically contained in this Agreement, the officer’s certificate delivered pursuant to Section 7.3, and on the results of Buyer’s own independent investigation and verification and (ii) the representations and warranties of Seller expressly and specifically set forth in Article 4 of this Agreement and the certificate delivered pursuant to Section 7.3 constitute the sole and exclusive representations, warranties and statements (including by omission) of any kind of Seller or any of its Subsidiaries or any of their respective Representatives in connection with the transactions contemplated by this Agreement. Notwithstanding anything contained herein to the contrary, Buyer and Seller agree that nothing in this Section 5.11 shall limit any claims for Fraud.

ARTICLE 6

AGREEMENTS OF BUYER AND SELLER

Section 6.1 Operation of the Business.

(a) Except (i) as otherwise expressly required by this Agreement (including with respect to the Restructuring Activities and Section 6.1(c)) or the other Transaction Documents, (ii) as described on Schedule 6.1(a) of the Disclosure Letter, (iii) as may be necessary to comply with applicable Laws, or (iv) as consented to in writing by Buyer (including via email), which consent may not be unreasonably withheld, conditioned or delayed, from the Agreement Date until the Closing, (1) Seller shall, and Seller shall cause its Subsidiaries to, use commercially reasonable efforts to (x) operate and conduct the Business in the ordinary course of business in all material respects and in compliance with applicable Law and (y) preserve intact the Business and maintain existing relations and goodwill with the material customers, suppliers, lessors and other material business relationships of the Business; and (2) Seller shall not, and Seller shall cause its Subsidiaries not to, take any of the following actions with respect to (or which would materially impact or affect) the Purchased Shares, the Purchased Assets, the Assumed Liabilities or the Business; provided, that no inaction by Seller or any of its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(a)(i)-(xxii) shall be deemed to be a breach of the preceding clause (x) unless such action would constitute a breach of such other provision:

(i) (A) amend or modify the Organizational Documents of any Purchased Entity, (B) adjust, split, combine, redeem, repurchase or otherwise acquire, subdivide or reclassify its outstanding equity interests or enter into any agreement with respect to the voting of any equity interests of a Purchased Entity, or (C) declare, set aside or pay any dividend or distribution of a Purchased Entity payable in cash, stock, property or otherwise to any Person other than another Purchased Entity (other than dividends that are paid in full prior to the Closing Date and consists only of cash);

(ii) transfer, sell, lease, license or otherwise convey or dispose of, pledge, or subject to any Lien (other than Permitted Liens and Liens that will be released at or prior to Closing), (A) any of the Purchased Shares or (B) the Purchased Assets (or assets or property which would have been Purchased Assets, but for such transfer or disposition), other than (I) sales or non-exclusive licenses of inventory, Products or Intellectual Property Rights (x) in the ordinary course of business or (y) in connection with the resolution of any matter set forth on Schedule 4.7(d) of the Disclosure Letter, (II) sales or dispositions of obsolete or inoperable Purchased Assets, or (III) any transfer, sale, lease, license or other conveyances and dispositions made in the ordinary course of business;

(iii) enter into any interest rate, derivatives or hedging transaction (including with respect to commodities) in respect of which any Purchased Entity would be an obligor or which would constitute a Purchased Asset or Assumed Liability;

(iv) issue any capital stock or other equity interests (including for all purposes of this Section 6.1(a) any restricted stock, restricted stock unit, performance stock unit, phantom stock, stock appreciation rights, rights to share in the profits or distributions or other similar rights), voting interest or securities convertible into or exchangeable or exercisable for, or subscriptions, rights or options with respect to, or warrants to purchase, or other similar agreements or commitments relating to, the capital stock or other equity interests or voting interests of any Purchased Entity or authorize any of the foregoing;

(v) with respect to any Purchased Entity, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization under local Law;

(vi) with respect to any Purchased Entity, (A) make or change any material Tax election (other than Tax elections made in the ordinary course of business or as required by applicable Law or permitted as a Seller Tax Determination), (B) change any annual Tax accounting period, (C) adopt or change any material method of accounting with respect to Taxes other than as permitted as a Seller Tax Determination, (D) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (E) to the extent a Purchased Entity has an established past practice with respect to filing a particular material Tax Return, file any such material Tax Return in manner materially inconsistent with such past practice of such Purchased Entity (for the avoidance of doubt, excluding any Tax Returns a Purchased Entity is required to begin filing under applicable Law or permitted as a Seller Tax Determination) or file any amended material Tax Return (other than to reflect a Seller Tax Determination), (F) make any voluntary Tax disclosure with a Taxing Authority, (G) enter into any Tax Sharing Agreement, (H) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) relating to any material Tax, (I) surrender any right to claim a material refund, credit or similar Tax benefit (excluding any right that expired at the end of the applicable statute of limitations as a result of the passage of time), or (J) consent to any extension or waiver of the statute of limitations period applicable to any material Tax or Tax Return;

(vii) (A) create, incur, assume or guarantee any Indebtedness for borrowed money, in respect of which any Purchased Entity would be an obligor or which would constitute an Assumed Liability, other than any Indebtedness that is incurred or committed to be incurred prior to the Effective Time in the ordinary course of business and is included in Estimated Business Indebtedness or (B) make any loans or advances that would constitute an Assumed Liability to, or capital contributions or investments by any Purchased Entity in, any other Person, in each case, other than intercompany loans, advances, capital contributions or investments to or among Purchased Entities solely, in each case, related to ongoing sales and services transactions undertaken in the ordinary course of business;

(viii) (A) grant any increase in the compensation or benefits arrangements of a Business Employee or under any Assumed Benefit Plan or Seller Benefit Plan (in respect of any Business Employee) or grant any new equity or equity-based, retention, severance or termination pay or similar compensation to any Business Employee, (B) enter into or amend any employment, consulting, indemnification, severance or retention agreement with any Business Employee or amend the compensation or other terms of employment of any Business Employee, in each case, other than, the case of clauses (A) and (B), (I) in the ordinary course of business in connection with (1) annual base salary or base wage increases (and any corresponding increases in target annual cash compensation opportunities that are tied to a percentage of base salary) for Business Employees whose annual cash base salary does not exceed $200,000 (the “Non-Executive Employees”) (provided, that any such increases are made in the ordinary course of business in connection with the regular merit increase cycle of the Purchased Entities or Seller (as applicable) and do not exceed the regular merit increases (measured on a percentage basis) in each applicable jurisdiction granted in the most recent merit increase cycle) or (2) Non-Executive Employee promotions; provided, that with respect to any promotion of a Non-Executive Employee, the pay grade/band range applicable to such Non-Executive Employee’s position following such promotion is not greater than the pay grade/band range applicable to such position as of the date hereof, (II) as required by any CBA or other labor, works council or other similar agreements with such employees as in effect on the Agreement Date, or (III)(1) as required by applicable Law from time to time in effect, (2) by the terms of any Seller Benefit Plan, (3) as set forth on Schedule 6.1(a)(viii)(III) of the Disclosure Letter or (4) other annual changes in benefits arrangements in a particular jurisdiction that are also applicable to similarly situated employees of Seller who are not Business Employees in such jurisdiction, or (C) enter into any collective bargaining agreement or other labor agreement, or recognize any labor organization, works council or other employee-representative body as the bargaining representative of any Business Employee except as required by Law or in connection with the Restructuring Activities;

(ix) except as set forth in the budget or financial forecast provided to Buyer prior to the Agreement Date as attached as Schedule 6.1(a)(ix) of the Disclosure Letter, commit or authorize any commitment to make any capital expenditures that exceed $7,500,000 in the aggregate in any calendar year which would be an Assumed Liability;

(x) (A) transfer, assign or deploy the employment of any employee from a status in which such employee would have been a Business Employee to a status in which such employee will not be a Business Employee, other than in connection with the Restructuring Activities, (B) transfer, assign or deploy the employment of any employee from a status in which such employee would not have been a Business Employee to a status in which such employee will be a Business Employee, other than in connection with the Restructuring Activities or the transferring or hiring of a Non-Executive Employee in order to fill a vacant position in the ordinary course of business, (C) hire any new Business Employee, except, the hire of employees in the ordinary course of business consistent with past practice (including to fill vacancies) where such hiring does not relate to an employee above the level of Director or (D) terminate, without cause, the employment of any Business Employee, above the level of Director or with an annual base salary or base wages in excess of $250,000;

(xi) (A) make any equity investment in any third-party or any acquisition (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) from a third party of any corporation, partnership or other business organization or division thereof in respect of which any Purchased Entity would be party or which would constitute a Purchased Asset or Assumed Liability, (B) sell or dispose (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) to a third party any Purchased Entity or any business line or material assets of the Purchased Entities or (C) enter into any joint venture or partnership in respect of which any Purchased Entity would be party or which would constitute a Purchased Asset or Assumed Liability; in the case of each of clause (A) and clause (B), except for acquisitions, investments or dispositions not to exceed $5,000,000 individually or $10,000,000 in the aggregate;

(xii) enter into any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xiii) cause any Purchased Entity to enter into any new line of business that is not related to the Business;

(xiv) enter into any CBA, or implement any mass layoffs or plant closings, including those that would trigger the notice under an applicable WARN Act or any equivalent or similar legislation outside of the United States;

(xv) notwithstanding Section 2.7(d): (A) agree to any material matter with any Trustee relevant to (x) the transactions contemplated by this Agreement or (y) any other matter which is, or could reasonably be expected to be, material to the funding, operation or administration of the UK DB Plan; (B) agree to any material matter relating to any Buy-Out with any Trustee or Insurer without providing Buyer with a reasonable opportunity to review and comment thereon, and Seller shall consider any comments from or on behalf of Buyer in good faith; (C) increase the rate of employer contributions payable to the UK DB Plan under the schedule of contributions and/or recovery plan (as in force from time to time) or otherwise put in place any additional financial support (including any guarantee or other security) for the UK DB Plan; (D) pay, or promise or commit to any payment of, any material contribution to the UK DB Plan outside of the terms of any schedule of contributions and/or recovery plan (as in force from time to time); (E) reduce, terminate or withdraw the UK Pension Guarantee or any other guarantee, security or other financial support for the UK DB Plan; (F) adhere any Purchased Entity other than the Pension Employer to participation in the UK DB Plan; (G) augment, or consent to the augmentation of, any benefits of any beneficiary of the UK DB Plan; (H) except where required to progress the buy-in, Buy-Out and wind up of the UK DB Plan, materially amend, agree or consent to any material amendment of the governing documentation of the UK DB Plan or (I) agree to any material matter in relation to the treatment of the AEGON Master Trust in the context of the Transaction without providing Buyer with a reasonable opportunity to review and comment thereon, and Seller shall consider any comments from or on behalf of Buyer in good faith;

(xvi) except as is required by applicable Law or by GAAP, make any material change in the Business’s methods, principles and practices of accounting;

(xvii) except in the ordinary course of business, amend in any material respect or waive any material provision of any existing Assigned Material Contract;

(xviii) cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on commercially reasonable terms, to the extent such insurance policies on such terms are available on commercially reasonable terms, except in the case of insurance policies maintained by Seller or any of its Subsidiaries on behalf of the Purchased Entities, any such action (or omission) shall be permitted to the extent it does not materially disproportionately impact the Business as compared to other businesses of Seller;

(xix) commence, settle or compromise or otherwise voluntarily resolve, or enter into any consent decree or settlement agreement with any Governmental Authority or any other third party regarding, any Proceeding against the Business or materially and disproportionately affecting the Business in any material respect relative to the other businesses of Seller, in each case, other than settlements or compromises of any Proceeding where the amount paid in settlement or compromise does not exceed $3,000,000 individually or $15,000,000 in the aggregate;

(xx) create any new intercompany accounts or enter into any new intercompany loans to which any Purchased Entity is a party, other than any such accounts or loans related to ongoing sales and services transactions undertaken in the ordinary course of business; or (B) enter into any new Business Guarantees;

(xxi) (A) purchase or acquire any real property that is related to the Business or (B) except in the ordinary course of business, (I) enter into any Contract for the lease of any real property that is related to the Business (other than Real Property Leases in respect of Leased Real Property in accordance with this Agreement), (II) amend in any material respect, renew or waive any material provision of any Real Property Lease (other than renewals in the ordinary course of business), or (III) rescind, allow to expire, let lapse or terminate any Real Property Lease (provided, that expirations in accordance with their terms shall not be deemed a termination); or

(xxii) agree or commit to do any of the foregoing.

If Seller or any of its Subsidiaries desires to take an action that would be prohibited pursuant to Section 6.1(a)(i) through Section 6.1(a)(xxii) without the written consent of Buyer, prior to taking such action, Seller may request such written consent by sending an electronic mail to the Representative of Buyer listed on Schedule 6.1(b) of the Disclosure Letter. Buyer will either deliver to Seller written consent or a denial notification via electronic mail within five Business Days after delivery by Seller of a written request pursuant to this Section 6.1. If no such consent or denial is received by Seller within five Business Days of its request in accordance with this Section 6.1, Buyer will be deemed to have granted its consent to such action(s) requested by Seller.

(b) Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Business and prior to the Closing, Seller and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

(c) Notwithstanding any provision herein to the contrary, but subject to Section 2.7(a) (except for the final sentence of Section 2.7(a)), Section 2.7(b), Section 6.15 and the terms of the Step Plan, prior to the Effective Time, without the consent of Buyer, each of Seller and its Subsidiaries shall, in compliance with applicable Law (including maintenance of Statutory Minimums), be permitted to (i) transfer or advance (including by declaring and paying dividends and distributions, paying or incurring intercompany advances or indebtedness or redeeming any capital stock or other equity interest), (A) to Seller or any Subsidiary thereof (I) any Retained Assets (including in connection with any “cash sweep” or cash management practices), (II) any other assets that are not expressly contemplated to be owned or held by Buyer, an Other Buyer or a Purchased Entity pursuant to this Agreement, and (III) any books and records of Seller and its Subsidiaries that are not also Business Records that will be solely owned by Buyer pursuant to Appendix A, or (B) to any Purchased Entity, (I) any Purchased Assets, (II) any Purchased Shares or (III) any Business Records, (ii) make any payments under, or repay (in part or in full), any Indebtedness prior to the Effective Time, and (iii) pay or incur intercompany advances or indebtedness.

Section 6.2 Access to Information; Confidentiality.

(a) To the extent permitted by applicable Law, until the Closing, Seller shall, and shall cause its Subsidiaries to, permit Buyer and its authorized agents or Representatives to have reasonable access to the properties, books, records and such financial data of the Business (including Tax Returns and supporting documentation) and the Business Employees as Buyer may reasonably request, during regular business hours; provided, that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller or any of its Subsidiaries, shall comply with the reasonable security, data privacy and data protection, and insurance requirements of Seller and its Subsidiaries, shall not require the disclosure of any source code or other Trade Secrets, and shall be at Buyer’s sole risk and expense. All requests for access to the offices, properties, books and records of Seller and its Subsidiaries shall be made to such Representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Buyer nor any of its Subsidiaries, agents or Representatives shall contact any of the employees (other than those set forth on Schedule 6.2 of the Disclosure Letter), customers, suppliers, partners or Affiliates of Seller or its Subsidiaries with respect to Seller or its Subsidiaries or in connection with the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such Representatives of Seller; provided, that nothing in this Agreement shall prohibit Buyer or any of its Subsidiaries, agents or Representatives from contacting any of Seller’s customers, suppliers, partners or Affiliates in the ordinary course of Buyer’s business consistent with past practice and without reference to Seller or the transactions contemplated by the Transaction Documents. Notwithstanding the foregoing, neither Seller nor any of its Subsidiaries shall be required to (i) provide access to or disclose information where such access or disclosure would reasonably be expected to cause or jeopardize the waiver of any attorney-client work product or other legal privilege of Seller or such Subsidiaries or contravene any Law (including any Privacy Laws) or binding agreement of Seller or such Subsidiaries; provided, however, in the event of this clause (i) being applicable, Seller shall inform Buyer as to the general nature of what is being withheld as a result thereof (without causing or jeopardizing the waiver of any such legal privilege or contravening any such Law) and shall use its reasonable best efforts to disclose such information in a way that would not waive such privilege or violate any applicable Law or binding agreement (including by seeking appropriate consents), (ii) provide access to or disclose any document, communication or information related to the sale process with respect to the Business or any other potential transaction relating to the sale or divestiture of the Business, (iii) provide access to personnel records of the Business Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information that Seller believes in good faith is sensitive information relating to personnel or the disclosure of which would reasonably be expected to contravene any Privacy Laws or subject Seller or any of its Subsidiaries to risk of liability, or (iv) provide access to any property of Seller or its Subsidiaries for purposes of conducting any environmental sampling or testing. Notwithstanding the foregoing or anything in this Agreement to the contrary, the information provided pursuant to this Agreement will be used solely for the purpose of (A) effecting the transactions contemplated by this Agreement and (B) transition and integration planning.

(b) The Parties expressly acknowledge and agree that this Agreement and the other Transaction Documents and their respective terms and all information, whether written or oral, furnished by either Party to the other Party or any Subsidiary or Affiliate of such other Party, in connection with the negotiation of this Agreement or the other Transaction Documents or pursuant to this Section 6.2 shall be treated as “Confidential Information” under that certain confidentiality agreement, dated March 27, 2025, by and between Buyer and Seller (the “Confidentiality Agreement”).

(c) For a period of five years after the Closing, except as otherwise expressly provided in this Agreement or any other Transaction Document, Seller shall hold, and shall cause its Subsidiaries to hold, and shall use their reasonable best efforts to cause their respective Representatives to hold (and be responsible for any breach by such Representatives), in strict confidence and not to disclose, release or use (except as may be necessary to enforce its rights as described in Section 6.2(c)(iii), in connection with the performance of its obligations under the Transaction Documents or preparation of any Tax Returns required to be filed by it) without the prior written consent of Buyer, any and all Confidential Information related to Buyer, the Purchased Assets, the Purchased Shares, the Assumed Liabilities or the Business (including information provided to Seller following the Closing pursuant to this Agreement); provided, that Seller, its Subsidiaries and Representatives may disclose, or may permit disclosure of, such information (i) to its Representatives who have a need to know such information for a purpose not prohibited by this Section 6.2(c) and are informed of their obligation to hold such information confidential to the same extent as is applicable to Seller and in respect of whose failure to comply with such obligations Seller will be responsible, (ii) if Seller, its Subsidiaries or its Representatives are required to disclose any such information pursuant to applicable Law or pursuant to the applicable rules and regulations of any national securities exchange applicable to listed companies, (iii) in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Documents or the transactions contemplated hereby and thereby, or (iv) to the extent necessary in order to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns. Notwithstanding anything to the contrary in the foregoing, in the event that any demand or request for disclosure of such information is made pursuant to Section 6.2(c)(ii), Seller shall to the extent practicable and legally permissible promptly notify Buyer of the existence of such request or demand and shall provide Buyer a reasonable opportunity to seek an appropriate protective order or other remedy (and cooperate with Buyer with respect thereto, at Buyer’s sole cost and expense), and in the event such protective order or other remedy is not obtained, Seller, its Subsidiaries or Representatives (as applicable) may disclose such information without Liability hereunder, but shall furnish only that portion of such information that legal counsel advises is legally required to be disclosed and shall, exercise reasonable efforts, at Buyer’s sole cost and expense, to preserve the confidentiality of such information. Notwithstanding anything to the contrary herein, this Section 6.2(c) shall not apply to information (A) to the extent relating to Seller’s or its Subsidiaries’ businesses other than the Business, (B) that is or becomes generally available to the public other than as a result of disclosure by Seller or a Subsidiary or Representative thereof in breach of any confidentiality obligation, (C) that becomes available to Seller or a Subsidiary thereof after the Closing Date on a non-confidential basis from a source other than Buyer or an Affiliate or Representative thereof (provided, that such source is not known by Seller to be bound by any obligation of confidentiality to Buyer or any of its Subsidiaries), or (D) that Seller can establish by reasonable evidence is independently developed by Seller or any Subsidiary thereof following the Closing without reference to or reliance upon Confidential Information of or relating to Buyer, the Purchased Assets, the Purchased Shares, the Assumed Liabilities or the Business (including information provided to Seller or a Subsidiary or Representative thereof following the Closing pursuant to this Agreement).

(d) For a period of five years after the Closing, except as otherwise expressly provided in this Agreement or any other Transaction Document, Buyer shall hold, and shall cause its Subsidiaries to hold, and shall use their reasonable best efforts to cause their respective Representatives (and be responsible for any breach by such Representatives) to hold, in strict confidence and not to disclose, release or use (except as may be necessary to enforce its rights as described in Section 6.2(d)(iii), in connection with the performance of its obligations under the Transaction Documents or preparation of any Tax Returns required to be filed by it) without the prior written consent of Seller, any and all Confidential Information related to the Retained Assets, the Retained Liabilities or the businesses of Seller and its Subsidiaries (other than the Business); provided, that Buyer, its Affiliates and Representatives may disclose, or may permit disclosure of, such information (i) to its Representatives who have a need to know such information for a purpose not prohibited by this Section 6.2(d) and are informed of their obligation to hold such information confidential to the same extent as is applicable to Buyer and in respect of whose failure to comply with such obligations Buyer will be responsible, (ii) if Buyer and its Affiliates or its Representatives are required to disclose any such information pursuant to applicable Law or pursuant to the applicable rules and regulations of any national securities exchange applicable to listed companies, (iii) in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Documents or the transactions contemplated hereby and thereby, or (iv) to the extent necessary in order to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns. Notwithstanding anything to the contrary in the foregoing, in the event that any demand or request for disclosure of such information is made pursuant to Section 6.2(d)(ii), Buyer shall, to the extent practicable and legally permissible promptly notify Seller of the existence of such request or demand and shall provide Seller a reasonable opportunity to seek an appropriate protective order or other remedy (and cooperate with Seller with respect thereto, at Seller’s sole cost and expense), and in the event such protective order or other remedy is not obtained, Buyer (or applicable Affiliate or Representative thereof) may disclose such information without Liability hereunder, but shall furnish only that portion of such information that legal counsel advises is legally required to be disclosed and shall, exercise reasonable efforts, at Seller’s sole cost and expense, to preserve the confidentiality of such information. Notwithstanding anything to the contrary herein, this Section 6.2(d) shall not apply to information (A) to the extent relating to the Business, the Purchased Assets, Purchased Shares, Purchased Entities or the Assumed Liabilities, (B) that is or becomes generally available to the public other than as a result of disclosure by Buyer or an Affiliate or Representative thereof in breach of any confidentiality obligation, (C) that becomes available to Buyer or an Affiliate thereof on a non-confidential basis from a source other than Seller or a Subsidiary or Representative thereof (provided, that such source is not known by Buyer to be bound by any obligation of confidentiality to Seller or any of its Subsidiaries), or (D) that Buyer can establish by reasonable evidence is independently developed by Buyer or any Affiliate thereof following the Closing without reference to or reliance upon Confidential Information of or relating to the Retained Assets, the Retained Liabilities or the businesses of Seller (other than the Business) (including information provided to Buyer or an Affiliate or Representative thereof following the Closing pursuant to this Agreement).

Section 6.3 Necessary Efforts; No Inconsistent Action.

(a) Subject to the other terms and conditions of this Agreement and to applicable Law, Seller and Buyer agree, and Buyer and Seller agree to cause their respective Subsidiaries, to use their respective reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable under any applicable Antitrust Laws and foreign direct investment Laws to consummate and make effective as promptly as reasonably practicable the transactions contemplated by the Transaction Documents and to use their respective reasonable best efforts to cause the conditions to each Party’s obligation to close the transactions contemplated hereby as set forth in Article 7 to be satisfied as promptly as practicable, including using reasonable best efforts to (i) obtain all Consents of any Governmental Authority (each a “Governmental Consent”) required for the satisfaction of the conditions set forth in Section 7.1(b) and (ii) effect all necessary registrations, notifications and filings with the Governmental Authorities in order to consummate and make effective the Purchase Transaction and the other transactions contemplated hereby. The Parties shall reasonably cooperate with each other to the extent necessary in connection with the foregoing.

(b) Without limiting the generality of Section 6.3(a) with respect to the undertakings pursuant thereto, Buyer and Seller shall, and shall cause their respective Affiliates to, as promptly as reasonably practicable make all filings that are required for the satisfaction of the condition set forth in Section 7.1(b) by each of them in connection with the consummation of the transactions contemplated hereby, which, in any event, shall be made within 25 Business Days following the Agreement Date with respect to the initial filings required under the HSR Act, unless a later date is mutually agreed by Buyer and Seller.

(c) In addition, Buyer and Seller agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any Governmental Consents required for the satisfaction of the condition set forth in Section 7.1(b) as promptly as reasonably practicable, including to make an appropriate response as promptly as practicable to any requests for information from any Governmental Authority in connection with Antitrust Laws and foreign direct investment Laws and cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry by or from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority in connection with Antitrust Laws and foreign direct investment Laws. Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any such Governmental Authority.

(d) Buyer and Seller shall, and shall cause their respective Subsidiaries, to consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with Proceedings under or relating to any Antitrust Laws or foreign direct investment Laws in connection with this Agreement (other than, in the case of Buyer or Seller, as the case may be, the portions of such correspondence, filings and written communications that include confidential or proprietary information not directly related to the transactions contemplated by this Agreement). Without limiting the generality of the foregoing, in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby or thereby, the Parties agree, except as prohibited or restricted by applicable Law, to (i) give each other reasonable advance notice of all meetings with any Governmental

Authority relating to any Antitrust Laws or foreign direct investment Laws, (ii) give each other an opportunity to participate in each of such meetings, (iii) give each other reasonable advance notice of all substantive oral communications with any Governmental Authority relating to any Antitrust Laws or foreign direct investment Laws, (iv) if any Governmental Authority initiates a substantive oral communication regarding any Antitrust Laws or foreign direct investment Laws, to promptly notify the other Party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all written substantive communications, including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals (other than, in the case of Buyer or Seller, as the case may be, the portions of such presentations, memoranda, briefs, arguments, opinions and proposals that include confidential or proprietary information not directly related to the transactions contemplated by this Agreement), with a Governmental Authority regarding any Antitrust Laws or foreign direct investment Laws, and (vi) provide each other with copies of all substantive written communications from any Governmental Authority relating to any Antitrust Laws or foreign direct investment Laws. Any disclosures or provision of copies by one Party to the other may be made on an outside counsel basis, if appropriate.

(e) During the period from the Agreement Date until the earlier of (A) the date this Agreement is terminated in accordance with its terms and (B) the Closing, or except as otherwise required by this Agreement, Seller and Buyer shall not, and shall cause their respective Subsidiaries not to, acquire or agree to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or Person or other business organization or division thereof, or, merge or consolidate with any other Person, if such transaction would reasonably be expected to prevent or cause a material delay in the satisfaction of the conditions contained in Article 7 or the consummation of the transactions contemplated hereby.

(f) Notwithstanding anything in this Agreement to the contrary, (i) Buyer and its Affiliates shall not be required to (and Seller shall not, and shall cause its Affiliates not to, without Buyer’s prior written consent) undertake or enter into agreements with any Governmental Authority or agree to the entry of an Order by any Governmental Authority or commit to sell or dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses and (ii) Buyer shall control, lead and direct all actions, decisions and strategy for, and make all final determinations as to the timing and appropriate course of action with respect to, (A) obtaining Consents, clearances, waiting period expirations or terminations, authorizations and approvals from Governmental Authorities pursuant to Antitrust Laws and foreign direct investment Laws, and all other matters related to Antitrust Laws and foreign direct investment Laws and related inquiries, investigations, negotiations, actions and Proceedings, in connection with the transactions contemplated hereby, (B) deciding whether to litigate, defend against, or otherwise contest any action or Proceeding by or with any Governmental Authority pursuant to any Antitrust Law or foreign direct investment Law in connection with the transactions contemplated hereby, (C) responding to, defending or contesting (at Buyer’s sole discretion) any action or Proceeding by or with any Governmental Authority pursuant to any Antitrust Law or foreign direct investment Law in connection with the transactions contemplated hereby and (D) deciding whether to, and how to, offer, propose, negotiate, agree to, commit to or effect any remedy, condition, commitment or undertaking in connection with any Antitrust Law or foreign direct investment Law in connection with the transactions contemplated hereby. Seller shall not, and shall cause its Affiliates not to, (x) offer to, agree with or commit to any Governmental Authority not to consummate, or to delay the consummation of, the transactions contemplated hereby without the prior written consent of Buyer or (y) offer, propose, negotiate, agree to, commit to or effect any remedy, condition, commitment or undertaking in connection with any Antitrust Law or foreign direct investment Law in connection with the transactions contemplated hereby. Seller shall, and shall cause its Affiliates to, if requested in writing by Buyer, offer, propose, negotiate, agree to, commit to and effect any remedy, condition, commitment or undertaking with respect to the Business in connection with any Antitrust Law or foreign direct investment Law in connection with the transactions contemplated hereby; provided, that such actions (i) resolve, in whole or in part, the requirements, objections or concerns of an applicable Governmental Authority, (ii) do not prevent or cause material delay in the satisfaction of the conditions contained in Article 7 or the consummation of the transactions contemplated hereby and (iii) in any event, are conditioned upon the occurrence of the Closing.

Section 6.4 Public Disclosures. Upon the execution of this Agreement and upon the Closing, each of Buyer and Seller shall release a separate press release, each press release to be in a form mutually acceptable to Buyer and Seller with respect to this Agreement and the transactions contemplated by this Agreement. During the period beginning on the Agreement Date and ending on the earlier of the Closing or the termination of this Agreement in accordance with its terms, neither Buyer nor Seller shall, and Buyer and Seller shall cause each of their respective controlled Affiliates and its and their respective directors, officers, employees, Subsidiaries, Affiliates, and Representatives (including financial advisors, investment bankers, attorneys and accountants) not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby that discloses any additional information regarding the same or that is otherwise inconsistent with any previously agreed-to press release, or uses the name of the other Party or its Affiliates or refers to the other Party or its Affiliates, directly or indirectly, in connection with the relationship of the Parties under this Agreement and their Affiliates in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the other Party, except that (a) Buyer and Seller (and their respective Subsidiaries, Affiliates and Representatives) may issue such release or statement or make such other disclosures as they may reasonably determine is necessary to comply with applicable Law, SEC filing requirements or the applicable rules and regulations of a national securities exchange (provided, that to the extent in the good faith judgment of the disclosing Person it is reasonably practicable to do so, such Person shall provide the other Party with a reasonable opportunity in light of the circumstances to review such intended communications (to the extent made in writing) and consider in good faith modifications to the intended communication reasonably requested by the other Party) and (b) Buyer and Seller (and their respective Subsidiaries, Affiliates and Representatives) may issue any press release or make other public announcement or statement (including to analysts, institutional investors or the press) to the extent that such release, announcement or statement only contains information previously publicly disclosed in accordance with this Section 6.4 or is otherwise consistent in all material respects with previous statements made jointly by Buyer and Seller or with the permission of the other Party. Buyer and Seller shall (i) use commercially reasonable efforts to develop a joint communications plan with respect to the transactions contemplated by this Agreement, the impact of such transaction on (A) the customers, employees and suppliers of the Business following Closing and (B) the other businesses of Seller and its Subsidiaries, on the one hand, and the other businesses of Buyer and its Subsidiaries, on the other hand, and (ii) ensure that all press releases and other public statements with respect to the transactions contemplated hereby are consistent with such joint communications plan and in accordance with the other provisions of this Section 6.4.

Section 6.5 Post-Closing Access to Records and Personnel.

(a) Exchange of Information. Subject to the further requirements set forth in Section 6.8 with respect to Taxes, after the Closing, for a period of seven years after the Closing Date, upon receipt of reasonable prior notice, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense (but only for the reasonable and documented out-of-pocket costs and expenses incurred by the Party in providing such access), reasonable access during normal business hours, provided, that such request shall comply with the reasonable security, data privacy and data protection, and insurance requirements of such Party providing such access, shall not require the disclosure of any source code or other Trade Secrets, and in manner so as not to unreasonably interfere with the conduct of such other Party’s business, to the other Party’s employees (without substantial disruption of business or employment) and to any books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the conduct of the Business on or before the Closing Date and (i) in the case of Seller, the Retained Assets and Retained Liabilities and (ii) in the case of Buyer, the Purchased Assets, the Purchased Shares and the Assumed Liabilities (the “Books and Records”), to the extent reasonably available and in the possession or under the control of the other Party that the requesting Party reasonably needs (A) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party, (B) for use in any other judicial, regulatory, administrative or other Proceeding, or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements, (C) in connection with the preparation of its financial statements or in the preparation or filing of any Tax Return, determining a liability for Taxes or a right to a refund of Taxes or any Tax audit or other Proceeding in respect of Taxes, (D) to comply with its obligations under this Agreement or the other Transaction Documents, (E) in connection with any other matter reasonably requiring access to any such employees, books, records, documents, files and correspondence of the other Party, solely to the extent necessary for Buyer’s operation of the Business after the Closing or Seller’s and Seller’s Subsidiaries’ operation of their respective businesses after the Closing, as the case may be or (F) in the defense of any Proceeding; provided, however, that (I) no Party shall be required to (x) provide access to or disclose information where such access or disclosure would be reasonably expected to cause the waiver of any attorney-client, work product or other legal privilege of such Party or contravene any Law (including any Privacy Laws), (y) provide access to or disclose any document, communication or information related to the sale process with respect to the Business or any other potential transaction relating to the sale or divestiture of the Business or (z) provide access to personnel records of the Business Employees, including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information that such Party believes in good faith is sensitive information relating to personnel or the disclosure of which would reasonably be expected to contravene any Privacy Law or subject such Party to risk of liability (provided, that the Parties shall take all reasonable measures (subject to Section 6.12) to permit the compliance with such obligations in a manner that avoids any such harm or consequence), and (II) each Party may redact information regarding itself or its Subsidiaries not relating to the Business, the Purchased Assets, the Purchased Shares or the Assumed Liabilities.

(b) Ownership of Information. Any information owned by a Party that is provided to a requesting Party pursuant to this Section 6.5 shall be deemed to remain the property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(c) Record Retention. Except as otherwise provided herein, each Party agrees to use its commercially reasonable efforts to retain the Books and Records in its possession or control for a reasonable period of time as set forth in its regular document retention policy, as such policy may be amended from time to time, or for such longer period as may be required by Law. Notwithstanding the foregoing, any Party may destroy or otherwise dispose of any Books and Records in accordance with its retention policy; provided, that, to the extent such destruction or disposition would occur prior to the seventh anniversary of the Closing Date, prior to such destruction or disposal, (i) such Party shall provide no less than 75 Business Days’ prior written notice to the other Party of any such proposed destruction or disposal (which notice shall specify in reasonable detail which of the Books and Records is proposed to be so destroyed or disposed of and the general type and scope of information contained therein), and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such Party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out-of-pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

(d) Limitation of Liability. No Party shall have any Liability to any other Party in the event that any information exchanged or provided pursuant to this Section 6.5 is found to be inaccurate. No Party shall have any Liability to any other Party if any information is destroyed or lost after commercially reasonable efforts by such Party to comply with the provisions of Section 6.5(c).

(e) Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Section 6.5 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in this Agreement.

(f) Confidential Information. Nothing in this Section 6.5 shall require (i) either Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information (provided, however, that in the event that either Party is required under this Section 6.5 to disclose any such information, that Party shall use all reasonable efforts to seek to obtain such third party’s Consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information or take all reasonable measures to permit the disclosure in a manner that avoids any such violation), or (ii) Seller to provide or cause to be provided to Buyer any information related to the sale process of the sale or divestiture of the Business or any other potential transaction relating to the Business or Seller’s or its Representatives’ evaluation thereof, including projections, financial or other information related thereto. The covenants contained in this Section 6.5 shall in no event be considered a waiver of any attorney-client privilege, work product privilege or any similar privilege.

Section 6.6 Employee Relations and Benefits.

(a) A census of Business Employees dated as of August 1, 2025 (the “Business Employee Census”), reflecting the information set forth in Section 4.12(q) and listing any individuals who have accepted offers of employment and would be Business Employees but have not yet commenced employment, has been made available to Buyer prior to the Agreement Date; provided, however, that Seller may update (and provide to Buyer) the Business Employee Census from time to time until the Closing in order to maintain the accuracy of the Business Employee Census, including providing a complete, accurate and final Business Employee Census three Business Days prior to the Closing Date (the “Final Business Employee Census”). The Final Business Employee Census shall also list (x) the information set forth in Section 4.12(q) for any individuals who have accepted offers of employment and would be Business Employees but have not yet commenced employment and (y) any individuals who have received offers of employment to become Business Employees but have not yet accepted, including the terms of such offers.

(b) Within a reasonable period of time (but not less than 15 Business Days) prior to the Closing Date, Buyer shall, and Seller shall provide all reasonable assistance and co-operation (and procure that each of their respective Subsidiaries provides such assistance and co-operation) in order to (where applicable) cause any appropriate Employing Entity to, make a Compliant Offer (which cooperation and assistance on the part of Seller may include, where relevant, a tripartite agreement between any relevant Business Employee, his or her current employer and proposed Employing Entity or any other employee transfer mechanism which is mutually agreed between Buyer and Seller in relation to any relevant Business Employee) to each of the Business Employees to take effect on the Closing Date, other than (i) any Automatic Transferred Employees, (ii) any Purchased Entity Employee, and (iii) any other Business Employees who may be transferred to Buyer or any of its Affiliates (including a Purchased Entity) on the Closing Date without the need for a Compliant Offer (an “Alternative Transfer Method”) under applicable Law as agreed in writing between Buyer and Seller (each acting reasonably) (with any Business Employee who falls within scope of this clause (iii) being an “Alternative Transfer Employee”). In relation to any Alternative Transfer Employee, between the date of this Agreement and Closing, Buyer and Seller shall provide all reasonable assistance and co-operation (and procure that each of their respective Subsidiaries provides such assistance and co-operation) in order to seek to agree and implement the terms of any relevant

Alternative Transfer Method. Each such Business Employee who receives and accepts (or, in the case of Business Employees employed in a state of the United States that prohibits salary history inquiries, does not reject) a Compliant Offer made in accordance with this Agreement and who commences employment with an Employing Entity pursuant to such offer of employment and each other Purchased Entity Employee, Automatic Transferred Employee and Alternative Transfer Employee who, in each case, is employed by Buyer or any of its Subsidiaries (including any Purchased Entity) as at Closing, is referred to herein as a “Continuing Employee.” Each Continuing Employee who is based in the United States is referred to as a “U.S. Continuing Employee,” and each Continuing Employee who is based outside of the United States is referred to as a “Non-U.S. Continuing Employee.” Buyer, if applicable, and each Affiliate of Buyer (including, following the Closing, a Purchased Entity) that employs a Continuing Employee is referred to herein as an “Employing Entity.” Each Business Employee who receives an offer of employment from an Employing Entity in accordance with this Agreement that complies with this Section 6.6 (a “Compliant Offer”), excluding (A) each Automatic Transferred Employee and Purchased Entity Employee, (B) each Business Employee who would have otherwise been an Automatic Transferred Employee but who objects to the automatic transfer of his or her employment to an Employing Entity by operation of Law and (C) each Alternative Transfer Employee, is referred to herein as an “Offer Recipient Employee.” Notwithstanding the foregoing, and in each case except as required by applicable Law, any Offer Recipient Employee who is on an authorized leave of absence or disability leave on the date Compliant Offers are extended shall receive an offer that is conditioned on such Offer Recipient Employee’s return to work at the conclusion of the absence, but in no event later than the later of (x) 12 months following the first day of the absence and (y) six months following the Closing (or such later date as is required by applicable Law), with such employment to commence upon such return, unless otherwise prescribed by applicable Law. Nothing herein will be construed as a representation or guarantee by Seller or any of its Subsidiaries that (I) some or all of the Business Employees will accept an offer of employment with an Employing Entity or acquiesce to the transfer of their employment (whether by operation of Law or otherwise), or (II) some or all of the Continuing Employees will continue in employment with an Employing Entity or any of its Affiliates for any period of time following the Closing. Notwithstanding the foregoing, at or prior to the Closing, Seller and its Subsidiaries have entered into, or shall enter into, on behalf of the Business, or Buyer shall enter into (if mutually agreed by the parties), one or more Employer of Record Agreements (collectively, the “EOR Agreements”) pursuant to which the applicable counterparty to such EOR Agreements shall become the “employer of record” with respect to Business Employees located in the jurisdictions set forth on Schedule 6.6(b) of the Disclosure Letter. Subject to the terms of any applicable EOR Agreement and applicable Law, any such Business Employees shall be entitled to receive the same compensation and benefits as the other Business Employees as provided in this Section 6.6. Any EOR Agreements entered into by Seller or its Subsidiaries shall be deemed to be Assigned Contracts pursuant to this Agreement, and the rights and obligations of Seller thereunder shall be transferred, assigned and assumed by Buyer at the Closing.

(c) Pursuant to this Section 6.6, Buyer shall cause each applicable Employing Entity to present its terms and conditions of employment (including terms and conditions in respect of post-Closing compensation and benefits) to the applicable Offer Recipient Employees, which terms and conditions will be consistent with the provisions of this Section 6.6. Buyer agrees that each Compliant Offer will provide for employment, and that it shall cause the Employing Entity to provide for employment for all Continuing Employees during the time periods described in clauses (i)-(v) of this sentence (or such shorter period as such Continuing Employee remains an employee of such Employing Entity following the Closing) in accordance with this Section 6.6(c), (i) during the 12-month period that begins as of the Closing, at the same general location in accordance with applicable Law at which such Business Employee was employed immediately prior to the Closing, (ii) during the calendar year in which Closing occurs, with base salary or wages that shall be not less than that in effect prior to the Closing, (iii) during the calendar year in which Closing occurs, with an annual cash target bonus opportunity that shall be at least equal in the aggregate to that in effect immediately prior to the Closing, (iv) during the 12-month period that begins as of the Closing, with severance benefits not less favorable than those provided under Seller’s severance policy applicable to such Business Employee in effect as of the date hereof and (v) during the calendar year in which the Closing occurs, with other employee benefits that are substantially comparable in the aggregate to the other such employee benefits provided to similarly situated employees of the applicable Employing Entity (or if there are no similarly situated employees of the applicable Employing Entity, similarly situated employees of Buyer), but, in each case, except as otherwise expressly provided in this Agreement or as required by Law, specifically excluding (1) defined benefit pension benefits, (2) liquidity, sale bonus, transaction, retention, change of control bonus plans or similar arrangements, and (3) equity, restricted stock units, performance stock units, stock options or any other equity-based compensation or awards. Between the Agreement Date and the Closing Date, any communications between Buyer and its Affiliates and any Business Employees regarding the terms of employment, employee benefits or otherwise regarding employment with Buyer and its Affiliates following the Closing will be conducted at the times and through the processes mutually agreed upon by Seller and Buyer and in accordance with applicable Law. Furthermore, until the Closing, Buyer shall consult with Seller and obtain Seller’s consent (which shall not be unreasonably withheld, conditioned or delayed) before distributing any material communications to any Business Employee relating to post-Closing employee benefits or post-Closing terms of employment.

(d) The Parties intend that the transactions contemplated hereunder will, wherever applicable, constitute a relevant transfer for the purposes of the Transfer Regulations in relation to each relevant Automatic Transferred Employee. Accordingly, the transactions hereunder will not operate so as to terminate the contract of employment of any relevant Automatic Transferred Employee, such that the contract of employment of each relevant Automatic Transferred Employee (except for any terms excluded under the Transfer Regulations) shall be transferred to Buyer or any of its Affiliates (including any relevant Purchased Entity) with effect from the Closing, subject to any objection to such transfer by any relevant Automatic Transferred Employee pursuant to the Transfer Regulations.

(e) Buyer shall be permitted to propose any Measures which Buyer (acting reasonably) considers are necessary in relation to any relevant Automatic Transferred Employee. Buyer undertakes to provide sufficient details of any such Measures as soon as reasonably practicable after the date of this Agreement so as to enable Seller or any of its Affiliates (including a Purchased Entity) to discharge its or their obligations under the Acquired Rights Directive to consult about any such Measures pursuant to the Acquired Rights Directive with any applicable Automatic Transferred Employee or his or her representatives. For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, no Measure can have the purpose or effect of defeating any of the remaining provisions of this Agreement which are in place to protect the overall terms and conditions of employment of the Automatic Transferred Employee.

(f) Buyer or the applicable Employing Entity shall credit each Continuing Employee the amount of accrued and unpaid hours of vacation (to the extent permitted by Law), personal hours, PTO or days earned and sick leave as of or prior to the Closing and any other leave required to be credited by Law applicable to such Continuing Employee (collectively referred to herein as such Continuing Employee’s “accrued PTO”) to the extent that Seller delivers to Buyer an accurate accounting of accrued PTO for Continuing Employees as of the Closing.

(g) Notwithstanding anything to the contrary herein, to the extent that (i) the applicable Laws of any jurisdiction, including any applicable Transfer Regulations, (ii) any collective bargaining agreement or other agreement with a works council or economic committee or (iii) any employment agreement would require Buyer or its Subsidiaries to provide any more favorable terms of employment to any Non-U.S. Continuing Employee than those otherwise provided for by this Section 6.6 (or modify the period of time for which such standards are met) in connection with the Purchase Transaction or other transactions contemplated by the Transaction Documents, then Buyer will, or will cause one of

Buyer’s Subsidiaries to, provide such Non-U.S. Continuing Employee with such more favorable terms, and otherwise provide terms of employment in accordance with this Section 6.6 (provided, that, at any time following the end of any applicable time period set forth in Section 6.6(c)(i)-(v), the parties agree that Buyer or any of its relevant Affiliates shall have discretion to seek to implement any changes to any Non-U.S. Continuing Employee’s or U.S. Continuing Employee’s terms and conditions of employment as Buyer may elect from time to time). Notwithstanding anything to the contrary herein, the Parties intend that the Continuing Employees shall have continuous and uninterrupted employment immediately before and immediately after the Closing Date, for all purposes including but not limited to years of services for statutory and non-statutory severance and other termination indemnities, and Seller shall cause (with respect to all periods before the Closing Date) and Buyer shall cause (with respect to periods on or after the Closing Date) each applicable Employing Entity to comply with any requirements under applicable Law to ensure the same; provided, that the foregoing shall in no event be deemed to expand the obligations of an Employing Entity with respect to the provision of (or the terms of) compensation, bonus amounts or benefits to any Business Employee.

(h) At the Effective Time, all Seller Awards held by Continuing Employees that are outstanding and unvested as of immediately prior to the Effective Time (collectively, the “Unvested Awards”) (i) shall be treated as provided in the award certificate memorializing each such respective Unvested Award and the applicable Seller Equity Plan, as determined by Seller and (ii) Seller shall have sole responsibility for any amounts payable to Continuing Employees in respect of Seller Awards in accordance with this Section 6.6(h) (including any Employer Side Taxes thereon).

(i) Seller shall be responsible for all Deal Related Severance; provided, however, that Buyer shall be responsible for, and shall perform and discharge, or cause to be performed and discharged, all Liabilities that arise out of the employment or the termination of employment by Buyer or any of its Subsidiaries of the Continuing Employees (including any Automatic Transferred Employees, Purchased Entity Employees and Alternative Transfer Employees who are Continuing Employees) upon and following the Closing, including, in each case, any Taxes imposed on the employer as a result thereof, to the extent such amounts do not constitute Deal Related Severance or are triggered as a result of actions taken by Buyer after the Closing.

(j) Except to the extent provided in the Transition Services Agreement, effective no later than 12:01 a.m. Eastern Time on the Closing Date, except as required by applicable Law, each Continuing Employee shall cease to participate in, or accrue further benefits under, any Seller Benefit Plan (other than as a former employee of Seller and its Subsidiaries to the extent, if any, permitted by the terms of such Seller Benefit Plan) that are not Assumed Benefit Plans.

(k) Claims incurred by Continuing Employees (and covered dependents) at or prior to Closing under all Seller Benefit Plans that provide medical, dental and vision benefit plans, workers compensation and life insurance plans, disability plans and other welfare plans (but for clarification, not under any form of retirement or pension plan) shall, to the extent covered under the terms and conditions of such Seller Benefit Plans, be paid under such Seller Benefit Plans notwithstanding the Closing, and the Continuing Employees or covered dependents shall be considered participants in such plans solely with regard to such claims. Expenses and benefits with respect to claims incurred by Continuing Employees or their covered dependents after the Closing, and expenses and benefits payable under any Assumed Benefit Plan, shall be the responsibility of Buyer. For purposes of this Section 6.6(k), a claim is deemed incurred: (i) in the case of medical, vision or dental benefits, when the services that are the subject of the claim are performed; (ii) in the case of life insurance, when the death occurs; (iii) in the case of short-term or long-term disability benefits, when the disability occurs; (iv) in the case of workers compensation benefits, when the event giving rise to the benefits occurs; and (v) otherwise, at the time the Business Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).

(l) From and after the Closing, Buyer shall, and shall cause the applicable Employing Entity to, with respect to their benefit plans in which a Continuing Employee participates (which, following the Closing, includes Assumed Benefit Plans), provide credit for such Continuing Employee’s length of service with Seller and its Subsidiaries (including any length of service with any entity acquired by Seller or any such Subsidiary) for purposes of eligibility, participation, vesting and benefit accrual under such plan, program, policy or arrangement, including severance policies, each to the extent permissible under the applicable benefit plans of Buyer, except that such prior service credit will not be required to the extent that it results in a duplication of benefits and shall not be considered for any purpose under any plans listed in clauses (1) through (3) of Section 6.6(c) above.

(m) Buyer or the applicable Employing Entity shall assume and be responsible for all Liabilities with respect to U.S. Continuing Employees and their eligible dependents, in respect of health insurance under COBRA, the Health Insurance Portability and Accountability Act of 1996, Sections 601, et seq. and Sections 701, et seq. of ERISA, Section 4980B and Sections 9801, et seq. of the Code and applicable state or similar Laws. Seller shall be solely responsible for any continuation coverage required by COBRA for Business Employees who are not Continuing Employees, and their qualified beneficiaries, whose termination occurs on or prior to Closing.

(n) Without limiting the provisions of this Section 6.6 and as identified on Schedule 6.6(n) to the Disclosure Letter, (i) with respect to the fiscal year of Seller in which the Closing occurs and with respect to each Continuing Employee who remains employed as of the applicable payment date, Buyer shall, or shall cause the applicable Employing Entity of such Continuing Employee to, make a bonus payment to such Continuing Employee equal to the bonus amount accrued or reflected or otherwise taken into account in the calculation of the Final Closing Net Working Capital with respect to such Continuing Employee, if any, which bonus payment shall be made not later than the same time or times Seller pays employee bonuses in the ordinary course of business, and (ii) with respect to any Seller sales and commission plans in effect as of the Closing, Buyer shall, or shall cause the applicable Employing Entity of such Continuing Employee to, make a sales or commission payment to such Continuing Employee equal to the sales or commission amount accrued or reflected or otherwise taken into account in the calculation of the Final Closing Net Working Capital with respect to such Continuing Employee, if any, which payment shall be made no later than the same time or times Seller pays such sales and commission payments in the ordinary course of business, in each case, subject to any relevant continued employment or service requirements applicable to such payments.

(o) Following the Agreement Date and for the calendar year in which the Closing occurs, each of Seller and Buyer shall, and shall cause their respective Subsidiaries to, use reasonable best efforts in all matters necessary to effect the transactions contemplated by this Section 6.6 and the requirements of any applicable Law or Transfer Regulations and shall provide, and shall cause each of their respective Representatives, including legal, human resources and regulatory compliance personnel, to provide, all cooperation reasonably requested by the other Party in that regard, including, (i) cooperating and providing each other with all necessary and reasonable assistance and information to ensure that any works councils or committees, trade unions or employee representatives applicable to the Non-U.S. Continuing Employees are provided with the information required in order for proper consultation, notification and other required processes under applicable Law to take place and conducting such consultations, notifications and other required processes, as necessary, (ii) exchanging information and data, including reports prepared in connection with bonus plan participation and related data of Continuing Employees, relating to workers’ compensation, and employee benefits and employee benefit plan coverages (in each case, except to the extent prohibited by applicable Law or to the extent that such information and data relates to performance ratings or assessments of employees of Seller and its Subsidiaries), making any and all required filings and notices, making any and all required communications with Business Employees and obtaining any approvals or similar from any Governmental Authority required with respect to the actions contemplated by this Section 6.6 and (iii) otherwise consult with and consider in good faith the recommendations of the other Party with respect to the actions contemplated by this Section 6.6. Such cooperation shall include the provision of any information and consultation required by applicable Law or Transfer Regulations (which shall include, if applicable, in the case of Buyer, information required by the Acquired Rights Directive regarding any Measures Buyer envisages it will take with respect to any Automatic Transferred Employees at or after Closing) or the terms of any Contract, or with any works council, economic committee, union or similar body. Each of Seller and Buyer will make available its Representatives at such times and in such places as the other Party may reasonably request for purposes of discussions with representatives of any such works council, economic committee, union or similar body.

(p) Notwithstanding any provision in this Agreement to the contrary, Seller and its Subsidiaries shall be permitted to take any action they are legally required to take in order to comply with local employment Laws.

(q) The provisions of this Section 6.6 are for the sole benefit of the Parties and except as required by Law, nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an employment agreement, (ii) confer upon or give to any Person, other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 6.6 under or by reason of any provision of this Agreement, or (iii) prohibit Buyer (or any of its Subsidiaries) from terminating the employment of any Continuing Employee following the Closing Date. Without limiting the foregoing, in no event shall any Business Employee be deemed to be a third party beneficiary, or otherwise entitled to enforce, any provision of this Agreement (other than, to the extent expressly set forth therein, Section 6.9). Further, without limiting the generality of this Section 6.6, nothing in this Agreement is intended to or shall be treated as an amendment to, or be construed as amending, any Seller Benefit Plan, benefit plan of Buyer, or other benefit plan, program or agreement sponsored, maintained or contributed to by any Seller, any Purchased Entity, Buyer or any of their respective Affiliates.

Section 6.7 Insurance Matters.

(a) After the Closing Date, upon request of Buyer, Seller or its applicable Affiliates shall use commercially reasonable efforts (including filing claims on behalf of the Business) to facilitate coverage under the relevant Seller Occurrence Policy, to the extent such policy remains in effect, for applicable Insurance Claims in substantially the same manner as similar claims are processed at the time Buyer requests such coverage, with such coverage determination to be governed by and construed in accordance with the terms and conditions of the relevant Seller Occurrence Policy. In the event that (i) Seller or its applicable Affiliates receive any proceeds under a Seller Occurrence Policy with respect to any Insurance Claim covered thereby, and (ii) the amount of, or loss subject to, such claim (x) has been paid or incurred by the Business following the Closing and (y) was not reflected in the calculation of amounts set forth on the Closing Statement, Seller or its applicable Affiliates shall promptly pay or reimburse Buyer the amount of such proceeds to the extent related to the Business in accordance with this Section 6.7; provided, however, that in no event shall Seller be required to pay or reimburse Buyer in amount in excess of the proceeds actually received by Seller. For the avoidance of doubt, (x) unearned premiums with respect to the Seller Occurrence Policies shall be Retained Assets, (y) Buyer shall be responsible for providing all information necessary to make such claim or to respond to requests for the applicable insurer, (z) in no event shall Seller or its Subsidiaries be obligated to commence or threaten to commence any Proceeding in connection with such cooperation.

(b) Buyer shall reimburse Seller or its applicable Subsidiaries for any third-party out-of-pocket administrative and processing fees or other third-party out-of-pocket costs and expenses imposed by the insurer and paid by them specifically relating to the submitted Insurance Claims and the processing thereof, and Buyer shall exclusively bear (and neither Seller nor any of its Subsidiaries shall have any obligation to repay or reimburse Buyer for) any reasonable documented expenses of Seller and its Subsidiaries incurred in procuring recovery under an Insurance Claim (the “Reimbursed Amounts”). The parties hereto agree that (i) Seller will invoice Buyer on a monthly basis for all Reimbursed Amounts paid or incurred by Seller or its applicable Subsidiaries with appropriate supporting details, and (ii) Buyer will pay the amount reflected on such invoices as promptly as practicable and in any event within 20 Business Days of receipt of any such invoice with appropriate supporting details.

(c) In the event that, after the Closing, a Purchased Entity or any of its Representatives, in each case, takes or fails to take any action that results in the Seller Occurrence Policy not being available for any reason with respect to any Insurance Claim, Buyer shall as promptly as practicable notify Seller in writing as to what action or failure of action caused a suspension of coverage. Buyer shall have 45 days after obtaining knowledge of such action or failure of action to cause the applicable Purchased Entity to remedy such action or failure of action. If no remedy has been effected at the end of such 45-day period (or such longer period as may be agreed in writing by the parties hereto acting reasonably), then Seller’s or its applicable Subsidiary’s obligations pursuant to this Section 6.7 solely with respect to such Insurance Claim shall terminate and be of no further force and effect. Buyer acknowledges and agrees that (i) in no event shall Seller or any of its Affiliates be required to pay, or be held responsible for, any self-insured retention amounts or deductibles payable with respect to any Insurance Claim, and (ii) the Business shall be responsible for all self-insured retention amounts and deductibles payable with respect to any Insurance Claim.

(d) Buyer acknowledges that effective as of the Closing Date, Seller or its Affiliates intend to remove the Business and the Purchased Entities from the Seller Occurrence Policies to the extent that the Seller Occurrence Policies relate to any occurrences first arising at any time after the Closing Date. Accordingly, Buyer acknowledges that coverage under the Seller Occurrence Policies will not be available to the Purchased Entities with respect to any injury, loss, or damage that the Purchased Entities or any third party may suffer as a result of any act, omission, occurrence, fact, or circumstance to the extent occurring with respect to any period after the Closing Date.

(e) Buyer acknowledges that, from and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for the Purchased Assets, Assumed Liabilities, Purchased Entities and its operation of the Business.

(f) This Section 6.7 shall not be considered as an attempted assignment of any Seller Occurrence Policy or as a contract of insurance, and nothing in this Section 6.7 is intended to waive or abrogate in any way Seller’s or its Subsidiaries’ rights to insurance coverage for any Liability, whether relating to Seller, any of its Subsidiaries or otherwise.

(g) For the purpose of this Section 6.7:

(i) “Insurance Claim” means any claim (x) under a Seller Occurrence Policy and (y) arising from facts, events or circumstances that occurred or were alleged to have occurred prior to the Closing Date.

(ii) “Seller Occurrence Policy” means insurance coverage provided by third-party insurers for the Business, the Purchased Assets, the Assumed Liabilities, the Purchased Entities and their Subsidiaries covering occurrences prior to the Closing Date.

Section 6.8 Tax Matters.

(a) Tax Indemnification.

(i) Seller shall, for the avoidance of doubt without duplication of any obligations pursuant to Section 9.1 hereof, indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses arising out of, related to, or resulting from, without duplication (A)(1) Taxes for which the Purchased Entities are liable attributable to any Pre-Closing Tax Period, (2) Taxes imposed on or with respect to the Purchased Assets attributable to any Pre-Closing Tax Period, and (3) Taxes imposed on or with respect to the Business for any Pre-Closing Tax Period, (B) Transfer Taxes and Indirect Transfer Taxes that the Seller is responsible for under this Section 6.8, (C) Taxes arising out of, related to, or resulting from any failure to comply with any covenant or agreement under this Agreement by Seller or its Affiliates (including any obligation to cause the Purchased Entities to take, or refrain from taking, any action under this Agreement prior to the Closing), (D) Taxes (other than Transfer Taxes) arising as a result of the Restructuring Activities that are attributable to a Pre-Closing Tax Period (provided, that, the use of net operating losses and other Tax attributes of the Purchased Entities in connection therewith are not indemnifiable by Seller hereunder and do not otherwise constitute Retained Tax Liabilities), (E) any Taxes of Seller or any of its Affiliates (other than the Purchased Entities) for any period for which Buyer or any of the Purchased Entities is liable, including as a withholding agent or transferee and including any indirect capital gains Taxes imposed as a result of the transactions contemplated by this Agreement, (F) Taxes of any Person imposed on a Purchased Entity pursuant to Section 1.1502-6 of the Treasury Regulations or any similar provision of applicable state, local or non-U.S. Law by virtue of any Purchased Entity having been a member of a consolidated, combined, affiliated, unitary or other similar Tax group at any time prior to the Closing, (G) Taxes for which a Purchased Entity is liable as a transferee or successor, or by reason of law or a Contract entered into prior to the Closing (other than a Contract entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), if such Taxes are imposed on the Purchased Entity as a result of any action taken by or transaction entered into by the Purchased Entity (or Seller or any of Seller’s Affiliates) prior to the Closing (including, for the avoidance of doubt, any Taxes imposed as the result of any Purchased Entity ceasing to be a member of a consolidated, combined, unitary or similar Tax group), and (H) Taxes that are attributable to a Pre-Closing Tax Period arising out of, related to or resulting from the settlement of intercompany accounts or intercompany arrangements, in each case, other than Transfer Taxes that Buyer is responsible for under this Section 6.8 and Taxes (I) arising out of any breach of any covenant made by Buyer or any of its Affiliates, (II) arising out of any action taken outside the ordinary course of business by Buyer or any of its Affiliates on the Closing Date but following the Closing, except to the extent such action was expressly contemplated by this Agreement, or (III) specifically taken into account in the calculation of Final Closing Net Working Capital or Final Business Indebtedness or otherwise specifically taken into account in the calculation of the Purchase Price, or actually recovered under the R&W Insurance Policy or, if applicable, the Tax Policy (less any reasonable expenses (including any Taxes or the use of any Tax benefit (provided, however, that for the avoidance of doubt, any change in Tax basis resulting from such recovery shall not be considered use of a Tax benefit)) incurred in procuring any such recovery under the R&W Insurance Policy or, if applicable, the Tax Policy) (collectively, the items set forth in clauses (A)-(H) of this sentence, subject to the exclusions set forth in clauses (I)-(III) of this sentence, the “Retained Tax Liabilities”). Notwithstanding that a claim for Taxes or Losses may fall into multiple categories of this Section 6.8(a)(i), the Buyer Indemnified Parties may recover such Taxes and Losses one time only.

(ii) For the avoidance of doubt, Buyer shall be responsible for and shall pay any and all Losses arising out of, related to, or resulting from (A) Taxes imposed on the Purchased Assets attributable to any Post-Closing Tax Period, (B) Taxes of the Purchased Entities attributable to any Post-Closing Tax Period, (C) Taxes arising out of any breach of any covenant made by Buyer or any of its Affiliates in this Agreement or any other Transaction Document, and (D) Transfer Taxes that the Buyer is responsible for under this Section 6.8. Notwithstanding that a claim for Taxes or Losses may fall into multiple categories of this Section 6.8(a)(ii), a Seller Indemnified Party may recover such Taxes and Losses one time only.

(iii) In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date, including for purposes of determining Taxes taken into account in calculating Net Working Capital or Indebtedness, or otherwise specifically taken into account in the calculation of the Purchase Price, and any liability for Taxes or entitlement to refunds under this Section 6.8, shall be deemed to be (A) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date (except the numerator shall be the number of calendar days in the Straddle Period ending on and including the day before the Closing Date in the case of the calculation of Taxes included in Closing Net Working Capital) and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (B) in the case of Taxes not described in clause (A) of this Section 6.8(a)(iii) (such as franchise Taxes or Taxes that are based on or related to income or receipts), the amount of any such Taxes shall be determined as if such Tax period ended as of the close of business on the Closing Date (or immediately prior to the Effective Time in the case of the calculation of Taxes included in Closing Net Working Capital), and for the avoidance of doubt, after taking into account any Restructuring Activities, based on an interim closing of the books method (and with respect to the allocation of Taxes attributable to any Purchased Entity that is or that holds an interest in a “controlled foreign corporation” within the meaning of Section 957 of the Code or any partnership or other passthrough entity, the amount of Taxes attributable to the Pre-Closing Tax Period shall be determined as if the taxable period of such controlled foreign corporation, partnership or other pass-through entity terminated as of the Closing Date (and for the avoidance of doubt, after taking into account any Restructuring Activities), and any Taxes that are attributable to economic activity of a Purchased Entity (or controlled foreign corporation or pass-through entity) occurring prior to the Closing Date that are imposed in connection with Sections 706, 951 or 951A of the Code shall be considered Taxes imposed on such entity and attributable to Pre-Closing Tax Periods with respect to such entity (even if such Taxes are imposed on an entity that is not a Purchased Entity in a taxable period (or portion thereof) beginning after the Closing) (provided, however, that such calculation with respect to Taxes imposed in connection with Sections 706, 951 or 951A of the Code shall take into account available credits, deductions, other offsets, and permitted elections and exclusions, in each case calculated or determined as if such Tax period ended as of the close of business on the Closing Date, to the maximum extent permitted by law consistent with a “more likely than not” or higher level of comfort (which, in the event the Parties disagree, then Section 6.8(f)(iii) shall apply in the case of such disagreement) including the election to apply the exception for certain income subject to high foreign taxes under Section 954(b)(4) of the Code and Treasury Regulation Section 1.954-1(d)(5), the election to apply the high-tax exception under Treasury Regulation Section 1.951A-2(c)(7), the deduction for the net deemed tangible income return as defined in Section 951A(b)(2) of the Code and any deduction pursuant to Section 250 of the Code without regard to whether any such election is actually made)); provided, however, for the avoidance of doubt, the Transaction Tax Deductions shall be allocated to the portion of the Straddle Period ending on the Closing Date.

(iv) In the event either Party is finally determined to have a Liability under Section 6.8(a)(i), Section 6.8(a)(ii) or Section 6.8(e) hereof, Buyer and Seller agree to cooperate with one another to net and settle their obligations for any such finally determined Liabilities on a quarterly basis, provided Buyer and Seller shall use reasonable best efforts to settle any such Liability in excess of $2,500,000 within ten (10) Business Days of being notified of such Liability.

(b) Transfer Taxes.

(i) Contingent on the occurrence of Closing, (A) any Liability for Transfer Taxes payable in connection with the consummation of the Purchase Transaction and the transfer of the Purchased Shares and the Purchased Assets pursuant to this Agreement and the other Transaction Documents (other than, for the avoidance of doubt, any Transfer Taxes arising from the Restructuring Activities, which shall be borne by Seller in their entirety) shall be borne 50% by Buyer and 50% by Seller, (B) any Liability for Transfer Taxes payable in connection with the Restructuring Activities shall be borne 100% by Seller, and (C) any Liability for Indirect Transfer Taxes shall be borne 100% by Seller (and, in each case, Seller shall be deemed to have borne, and Buyer not to have borne, all such amounts to the extent reflected as a liability in the Purchase Price).

(ii) The Parties shall reasonably cooperate to minimize the amount of Transfer Taxes and Indirect Transfer Taxes payable in connection with the transactions contemplated under this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents, including by using commercially reasonable efforts to claim any available exemption or relief and to promptly execute and file any invoices, forms or certificates reasonably required. The Parties shall provide each other with any information reasonably requested in order to comply with applicable Transfer Tax and Indirect Transfer Tax Laws, where such information is connected with the treatment of or position with respect to Transfer Taxes or Indirect Transfer Taxes in connection with the transactions contemplated by this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents.

(iii) Each of Seller and Buyer shall prepare and timely file all necessary Tax Returns and other documentation required to be filed by such Party with respect to all Transfer Taxes and Indirect Transfer Taxes arising in connection with the consummation of the transactions contemplated by this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents, consistently with the amount of such Transfer Taxes or Indirect Transfer Taxes as determined pursuant to this Section 6.8(b), and, if required by applicable Law, the Parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(iv) As between Buyer and Seller, the determination of the amount of any Transfer Taxes (including whether any exemption from (or reduction in or credit for) Transfer Taxes is available) required to be paid with respect to the consummation of the transactions contemplated by this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents shall be made by Seller in good faith in its reasonable discretion in consultation with Buyer. In the event Buyer reasonably disagrees with Seller’s determination with respect to any such Transfer Tax and obtains prior to the applicable due date of the applicable Tax Returns with respect to such Transfer Taxes an opinion of a nationally recognized tax counsel (for the avoidance of doubt, in the applicable jurisdiction and addressed to Buyer or an Affiliate of Buyer, and not to Seller, but a copy of which is provided to Seller) that Buyer’s position is “more likely than not” or at a higher confidence level to prevail, Buyer’s position shall control and the Parties shall file the applicable Tax Returns consistent with such opinion.

(v) Without limiting the indemnification rights and obligations of the Parties with respect to Transfer Taxes and Indirect Transfer Taxes, unless the Parties mutually agree otherwise, any Tax Returns that must be filed in connection with any Transfer Taxes or Indirect Transfer Taxes required to be paid with respect to the consummation of the transactions contemplated by this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents shall be prepared and filed by the Party required by Law to file such Tax Returns, and such Party shall pay the Transfer Taxes and Indirect Transfer Taxes shown on such Tax Return within the period specified by applicable Law. The filing party shall provide the other Party with a draft copy of such Tax Return which it is required to file (and for which any Taxes thereon are the responsibility of the other Party as determined pursuant to this Section 6.8(b), and, in the case of Seller, taking into account any such Taxes specifically taken into account in calculating Net Working Capital or Indebtedness, otherwise specifically taken into account in the calculation of the Purchase Price, or recovered under the R&W Insurance Policy or, if applicable, the Tax Policy less any reasonable expenses (including any Taxes or the use of any Tax benefit (provided, however, that for the avoidance of doubt, any change in Tax basis resulting from such recovery shall not be considered use of a Tax benefit)), at least seven Business Days before such Tax Returns are due to be filed and shall consider in good faith any comments provided by such other Party; provided, that failure to so provide such Tax Return will not relieve the other Party of any liability that it may have to the filing Party for payment of Taxes hereunder, except to the extent that the non-filing Party is actually and materially prejudiced thereby. All such Tax Returns shall be consistent with the Allocation Statement (or the Allocation Methodology (and if applicable the Preliminary Allocation Statement) in the event that such Tax Returns are due prior to finalization of the Allocation Statement), as applicable. Buyer and Seller shall settle any of their obligations for any Liability for Transfer Taxes and Indirect Transfer Taxes paid by the other party for which they are liable pursuant to this Section 6.8(b) within 10 Business Days of being invoiced by the other Party for such amount.

(c) Additional VAT Matters.

(i) The Parties intend that the transfer of the Business in each jurisdiction pursuant to this Agreement will be treated, so far as permitted by applicable Law, as a transfer of a business as a going concern for VAT purposes and, accordingly, Buyer and its Subsidiaries and Seller and its Subsidiaries shall use commercially reasonable efforts and cooperate in good faith to obtain an exemption or other relief from any VAT to the extent permitted by applicable Law (including, for the avoidance of doubt, ensuring to the extent permitted that the applicable transaction is treated as neither a supply of services nor a supply of goods for purposes of VAT).

(ii) Without limiting the application of Section 6.8(b), if the transactions contemplated under this Agreement (including the Restructuring Activities and the Closing Steps) and the other Transaction Documents are subject to VAT, Seller or the relevant Other Asset Seller and Buyer shall cooperate to prepare and promptly file the appropriate VAT documentation in a timely manner with the applicable Taxing Authority. Buyer, Seller and, where applicable, each relevant Other Asset Seller and Other Asset Buyer shall use reasonable best efforts and cooperate in good faith to determine the appropriate rate of VAT and, where applicable, provide one another, and their Affiliates, proper VAT invoices in respect of any VAT payable.

(iii) At the Closing where the Purchased Assets include an interest in real property and the direct or indirect transfer of such Purchased Assets is, or is treated as not being liable to VAT, Buyer and Seller will cooperate to the extent permitted by Law to ensure that the transfer of such real property interest qualifies for such treatment.

(iv) Seller shall use commercially reasonable efforts to provide Buyer with a summary of any VAT registrations of a Purchased Entity and any VAT group registrations of which a Purchased Entity (or a fixed establishment of a Purchased Entity) is a member no later than 30 days after the date hereof and updates to such summaries as of the Closing no later than 30 days after the Closing.

(d) Tax Returns.

(i) Except as provided in Section 6.8(b) or Section 6.8(c), Seller shall prepare or cause to be prepared and duly file or cause to be duly filed, all Seller-Signed Tax Returns in a timely manner with the appropriate Taxing Authorities; provided, that (A) all Seller-Signed Tax Returns of any Purchased Entity shall (to the extent related to the Purchased Shares, Purchased Assets, Assumed Liabilities or the Business) be prepared using accounting methods and other practices that are consistent with those used in the Tax Returns filed prior to the Closing and in accordance with the agreements in this Section 6.8 and Section 3.3, as applicable (in each case, except as otherwise required by applicable Law or to correct any clear errors or permitted as a Seller Tax Determination) or as permitted by applicable Law to the extent Seller or the Purchased Entities, as applicable, have no established practice with respect to a particular position, practice or accounting method, (B) Seller shall provide Buyer with a draft copy of each such Seller-Signed Tax Return at least 20 Business Days before the due date for the filing of such Tax Return (including extensions) (or (x) as soon as reasonably practicable in the case of any such Seller-Signed Tax Return due less than 20 Business Days after the Closing Date and (y) if such Tax Return is not an income Tax Return, as soon as reasonably practicable prior to the due date for timely filing), (C) Seller shall consider in good faith any comments provided by Buyer within five Business Days after receipt of the draft from Seller (or promptly following receipt by Buyer of such draft Tax Return if such Tax Return is not an income Tax Return) and (D) Seller shall provide Buyer with a finalized copy of such Seller-Signed Tax Return provided, that notwithstanding anything to the contrary in this Section 6.8, Seller shall be entitled to file any Seller-Signed Tax Return on the due date thereof, but shall be required to amend any such filed Seller-Signed Tax Return if required to conform to the outcome of a dispute governed by Section 6.8(f)(iii). As used herein, “Seller-Signed Tax Returns” means (A) all Tax Returns relating to the Purchased Entities prepared or filed on an affiliated, consolidated, combined or unitary basis with Seller or any of its Affiliates (other than the Purchased Entities) for Pre-Closing Tax Periods but which are due following the Closing (giving effect to extensions granted by right) (B) all Tax Returns with respect to the Purchased Assets that Seller or any of its Affiliates (other than the Purchased Entities) are required to file, and (C) for the avoidance of doubt, all amendments of the Tax Returns set forth in clauses (A) and (B).

(ii) Except as provided in Section 6.8(b) and Section 6.8(c), Buyer shall prepare and file, or cause to be prepared and filed, at Buyer’s sole cost and expense, all Buyer-Signed Tax Returns in a timely manner with the appropriate Taxing Authorities; provided, that Buyer (A) shall provide Seller with a draft copy of each such Buyer-Signed Tax Return at least 20 Business Days before the due date for the filing of such Tax Return (including extensions) (or (x) as soon as reasonably practicable in the case of any such Buyer-Signed Tax Return due less than 20 Business Days after the Closing Date and (y) if such Tax Return is not an income Tax Return, as soon as reasonably practicable prior to the due date for timely filing), (B) shall incorporate any Seller Tax Determinations requested by Seller with respect to any Buyer Signed Tax Returns and consider in good faith any other comments consistent with the requirements in this Section 6.8(d)(ii) in each case provided or requested by Seller within 10 Business Days after receipt of the draft from Buyer (or promptly following receipt by Seller of such draft Tax Return if such Tax Return is not an income Tax Return), and, if Buyer disagrees with such comments, then Section 6.8(f)(ii)

shall apply in the case of such disagreement, (C) shall use commercially reasonable efforts to provide Seller with a finalized copy of such Buyer-Signed Tax Return that is an income Tax Return prior to such due date and (D) shall provide Seller with a finalized copy of such Buyer-Signed Tax Return that is not an income Tax Return; provided, that notwithstanding anything to the contrary in this Section 6.8, Buyer shall be entitled to file any Buyer-Signed Tax Return on the due date thereof, but shall be required to amend any such filed Buyer-Signed Tax Return if required to conform to the outcome of a dispute governed by Section 6.8(f)(iii). All Buyer-Signed Tax Returns shall (to the extent related to the Purchased Shares, Purchased Assets, Assumed Liabilities or the Business) be prepared using accounting methods and other practices that are consistent with those used in the Tax Returns filed prior to the Closing and in accordance with the agreements in Section 6.8 and Section 3.3, as applicable (in each case, except as otherwise required by applicable Law or this Agreement, or to correct any clear errors) or as permitted by applicable Law to the extent Seller or the Purchased Entities, as applicable, have no established practice with respect to a position, practice or accounting method. As used herein, “Buyer-Signed Tax Returns” means (A) all Tax Returns for Tax periods ending on or before the Closing Date but which are due following the Closing Date (giving effect to extensions granted by right) and Tax Returns for Straddle Periods, in each case that are of the Purchased Entities or relate to the Purchased Assets or the Business, in each case, other than Seller-Signed Tax Returns and Tax Returns provided for in Section 6.8(b) or Section 6.8(c) and (B) for the avoidance of doubt, all amendments of the Tax Returns set forth in clause (A).

(iii) With respect to each Tax Return described in this Section 6.8(d), the Party required to file such Tax Return (or cause such Tax Return to be filed) pursuant to this Section 6.8(d)(the “Tax Return Filer”) shall timely pay to the relevant Taxing Authority the amount, if any, shown as due on such Tax Return; provided, that if the Tax Return Filer is not permitted to make such payment under applicable Law, then the Parties shall cooperate in good faith to arrange for such amount to be paid to the relevant Taxing Authority in a manner permitted by applicable Law; provided, further, that the obligation to make payments pursuant to this Section 6.8(d) shall not affect such Tax Return Filer’s right, if any, to receive payments under Section 6.8(g) or otherwise be indemnified under this Agreement with respect to any Taxes.

(iv) On or before the due date of any Tax Return described in this Section 6.8 (including extensions), the relevant Tax Return Filer shall notify the other Party of any amounts shown as due on such Tax Return and to be paid by such Tax Return Filer and its Affiliates, or any portions of any such amounts, for which the other Party must indemnify the Tax Return Filer under this Agreement, in each case, representing such liabilities for Taxes which are the responsibility of the applicable Party as determined pursuant to this Section 6.8, and, in the case of Seller, taking into account Taxes specifically taken into account in calculating Net Working Capital or Indebtedness, or otherwise specifically taken into account in the calculation of Purchase Price, or recovered under the R&W Insurance Policy or, if applicable, the Tax Policy (less any reasonable expenses (including Taxes or the use of any Tax benefit (provided, however, that for the avoidance of doubt, any change in Tax basis resulting from such recovery shall not be considered use of a Tax benefit)), and such other Party shall pay such amounts (or portions thereof) to the Tax Return Filer no later than such due date or, if later, 10 Business Days after the date on which notice of such amounts (or portions thereof) is provided by the Tax Return Filer pursuant to this Section 6.8(d)(iv). Notwithstanding anything to the contrary herein, failure of the Tax Return Filer to notify the other Party as described in the preceding sentence or provide any Tax Return prior to its filing shall not modify or affect such Tax Return Filer’s rights hereunder (including the right to indemnification for any Taxes reflected on such Tax Return) or the indemnity obligations of the other Party except to the extent failure to do so actually and materially prejudices the other Party.

(v) The Parties hereby agree that Seller (A) shall make any Tax election contemplated in the Step Plan (as amended pursuant to the terms of this Agreement) to effectuate the Restructuring Activities, (B) shall be permitted to make any election under Section 245A of the Code (including an election under Treasury Regulations Section 1.245A-5(e)(3)) with respect to any Purchased Entity that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code (and any corresponding or similar provisions of applicable Law) to the extent such election relates to a Pre-Closing Tax Period for any Purchased Entity, and, in each case, Buyer shall, and shall cause its Affiliates to, cooperate in making each such election, including entering into a written binding agreement with Seller, as described in Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2), to close a controlled foreign corporation’s tax year for all purposes of the Code, and (C) shall be permitted to make, in its sole discretion, any Tax elections or similar decisions related to Taxes of Seller and the preparation of Tax Returns of Seller with respect to a Purchased Entity that ceases to be a member of the consolidated group within the meaning of Treasury Regulations 1.1502-1(h) of which Seller is the parent (or any similar or corresponding combined, consolidated or unitary group under state, local, or non-U.S. Tax Law) including, without limitation, any election permitted under Treasury Regulations Section 1.1502-36(d), to the extent such election or decision relates to a Pre-Closing Tax Period for any Purchased Entity.

(vi) The Parties hereby agree to reasonably cooperate to determine whether (A) any election will be made with respect to any Purchased Entity under Section 338 or 336(e) of the Code (or any corresponding or similar provisions of applicable state, local or non-U.S. Law) in connection with the transactions contemplated under this Agreement or (B) to change the classification of any Purchased Entity to that of a partnership or a disregarded entity for U.S. federal (and applicable state and local) Tax purposes pursuant to Treasury Regulations Section 301.7701-3 with effect no more than one day prior to the Closing (and representations and warranties shall be deemed updated accordingly to permit such changes such that no breach thereof will be deemed to have occurred thereby) (any election described in clause (A) or (B), a “Deemed Asset Sale Election”). Notwithstanding the foregoing, Seller may, in its sole discretion, approve or reject any Deemed Asset Sale Election that is not expressly set forth in the Step Plan.

(e) Refunds. Any Party that receives or becomes entitled to (or whose Subsidiary or Affiliate receives or becomes entitled to refunds (or credits in lieu of refunds) of or arising in connection with Taxes (i) for which the other Party paid or would be liable under Section 6.8(a), Section 6.8(b), Section 6.8(c), Section 6.8(d) or Section 6.8(g), or (ii) in the case of Seller, that are paid by or on behalf of Seller or its Subsidiaries prior to Closing or specifically taken into account in calculating Net Working Capital or Indebtedness, or otherwise specifically taken into account in the calculation of the Purchase Price (a “Refund Recipient”), shall pay to the other Party the entire amount of such refund or credit (including any interest thereon from any Taxing Authority, but net of any (x) Taxes imposed by, a Taxing Authority with respect to such refund or credit or other additional Tax payable as a result thereof (y) reasonable and documented costs to obtain any such refund or credit, and (z) reasonable and documented costs incurred in preparing any claim for such refund or credit) but only to the extent any such refund or credit (1) is not attributable to a carryback of any losses, credits or other Tax attributes from any period (or portion thereof) beginning after the Closing Date, (2) is not attributable to any losses, credits or other Tax attributes relating to Buyer or its Affiliates (other than the Purchased Entities), (3) is not required to be paid over to any other Person under any Contract to which the Purchased Entities is a party as of the Closing, and (4) is not the subject of a then-pending Tax Claim. Any amount required to be paid to a Refund Recipient pursuant to this Section 6.8(e) shall be paid over to the Refund Recipient (A) in the case of a refund actually received, no more than 20 Business Days after receiving such refund and (B) in the case of a credit, no more than 20 Business Days after the filing of a Tax Return utilizing such credit to offset cash Taxes otherwise payable; provided, that if such Refund Recipient is required to repay to the relevant Taxing Authority such refund or credit, the other Party shall, upon the request of such Refund Recipient, repay the amount previously paid to such other Party pursuant to this Section 6.8 in respect of such refund or credit (plus any penalties, interest or other charges imposed by the relevant Taxing Authority and attributable to such refund or credit so paid to the Refund Recipient). If a Party determines that the other Party (or one of its Affiliates) is entitled to file a claim for refund or an amended Tax Return providing for a refund (or credits in lieu of refunds) with respect to Taxes as described in the first sentence of this Section 6.8(e), then the latter Party will, if the other Party so requests and solely at such requesting party’s expense, cause such claim for refund or amended Tax Return to be filed; provided, that in the non-requesting Party’s reasonable judgment, filing or making such claim or filing such amended Tax Return would not reasonably be expected to result in any non-de minimis unreimbursed cost or adverse Tax consequences to the non-requesting Party or any of its Affiliates.

(f) Cooperation and Assistance.

(i) Except as specifically contemplated in the Step Plan, Buyer shall not, and shall cause its Affiliates not to, (A) make, revoke, or change any Tax election of the Purchased Entities or related to the Purchased Assets, the Assumed Liabilities, the Retained Liabilities or the Business for a Pre-Closing Tax Period, (B) amend, file, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Seller-Signed Tax Return or Buyer-Signed Tax Return, except as contemplated in Section 6.8(d) or in connection with the resolution of any Tax Claim in accordance with Section 6.8(g), (C) initiate discussions with any Taxing Authority (including any voluntary disclosure agreement or similar process) regarding any Tax Liability of or with respect to the Purchased Entities, the Purchased Assets, the Assumed Liabilities, the Retained Liabilities or the Business for a Pre-Closing Tax Period, (D) carry back any Tax attribute, including any loss, loss carry forward, credit, credit carry forward, prepaid Tax or refund, and any claim for or right to receive any of the foregoing of any of the Purchased Entities from a Tax period ending after the Closing Date to any Pre-Closing Tax Period, or (E) settle, compromise or otherwise concede any Tax Claim of or with respect to the Purchased Entities, the Purchased Assets, the Assumed Liabilities, the Retained Liabilities or the Business with respect to any Pre-Closing Tax Period, in each case, without Seller’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

(ii) The Parties shall cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other Proceeding with respect to a Tax Claim for any Pre-Closing Tax Period or which otherwise relates to Taxes addressed in this Section 6.8 or in Section 3.3 (including execution of a customary access letter if required by Seller’s or Buyer’s (as applicable) outside accountants) and shall cooperate with one another and the applicable insurance provider in connection with pursuing any claims under the Tax Policy. Without limiting the foregoing, such cooperation shall include, to the extent applicable, reasonable cooperation (i) with respect to the payment and reimbursement of any payments required in advance of challenging any Tax Claim, including any competent authority appeal, (ii) on the delivery of any required resale exemption certificates or other applicable exemption certificates, and (iii) in the event any transaction contemplated under this Agreement or the Step Plan is subject to VAT, or where a Taxing Authority determines that such transaction should not be considered a “transfer of a going concern” with respect to the payment of such VAT, to ensure that that the total amount of VAT borne by each of Buyer (and its Affiliates) or Seller (and its Affiliates) under this Agreement, taking into account the effect of any recovery of VAT, shall be 50% of the amount of VAT economically borne by the parties hereto as a result of this Agreement.

(iii) If the Parties disagree as to the treatment of any item shown on a Tax Return to be filed pursuant to this Section 6.8 or with respect to any calculation with respect to any such Tax Return, an independent law firm or public accounting firm of a nationally recognized standing in the United States and reasonably acceptable to both Seller and Buyer (the “Selected Firm”) shall determine, consistent with Seller’s past practice and the agreements set forth in Section 6.8 and Section 3.3 (in each case, except as otherwise required by Law), how the disputed item is to be treated on such Tax Return (“Selected Firm’s Determination”). If the Selected Firm’s Determination has not been made prior to the due date for filing such Tax Return, the Party required to file such Tax Return may file such Tax Return as it deems appropriate, and if the subsequent Selected Firm’s Determination is that such Tax Return should have been filed in some other manner, the filing Party shall amend such Tax Return in accordance with the Selected Firm’s Determination. The fees and expenses (and any VAT in respect thereof) of the Selected Firm shall be allocated to be paid by Seller and Buyer in inverse proportion (based on the disputed amounts proposed by each to the Selected Firm) as they may each prevail on matters resolved by the Selected Firm, which proportionate allocations and resulting fee allocation shall also be determined by the Selected Firm at the time the determination of the Selected Firm is rendered on the merits of the matters submitted.

(iv) The Parties shall retain records, documents, accounting data and other information in whatever form that are necessary for the preparation and filing, or for any Tax audit, of any and all Tax Returns with respect to any Taxes that relate to Tax periods that begin on or prior to the Closing Date. Such retention shall be in accordance with the record retention policy of the respective Party, but in no event shall any Party destroy or otherwise dispose of such records, documents, accounting data and other information prior to the expiration of the applicable statute of limitations (including extensions). Each Party shall give any other Party reasonable access to all such records, documents, accounting data and other information and shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided to the extent necessary for a reasonable review. Notwithstanding anything to the contrary in this Agreement, Seller shall have no obligation to provide Buyer with any consolidated, combined or unitary Tax Return filed by Seller or any of its Affiliates or any predecessor entity to Seller or of any of its Affiliates or any materials related thereto, and Buyer shall have no obligation to provide Seller with any consolidated, combined or unitary Tax Return filed by Buyer or any of its Affiliates or any predecessor entity to Buyer or of any of its Affiliates or any materials related thereto.

(g) Tax Controversies.

(i) A Party shall promptly notify the other Party in writing (in no event later than 10 Business Days) (a “Notification”) upon receipt of written notice of any pending or threatened audits or assessments with respect to Taxes for which such other Party (or any of its Affiliates) is liable under Section 6.8, or may give rise to an indemnification payment under Section 6.8, or any audits, adjustments, assessments, or redeterminations with respect to Taxes for which Tax credits or refunds may be claimed by the other Party (or any of its Affiliates) under applicable Law. Failure to give such Notification shall not relieve the indemnifying party from Liability under this Section 6.8, except if and to the extent that the indemnifying party is actually and materially prejudiced thereby. Subject to further provisions of this Section 6.8(g)(i), Seller shall be entitled to conduct, direct, control and be responsible for the complete defense of any audit or administrative or court Proceeding relating to Taxes (a “Tax Claim”) with respect to the Purchased Entities for which it may be solely liable (a “Seller Tax Claim”), and to employ counsel of its choice at its expense; provided, that (A) Buyer, at its sole cost and expense, shall have the right to participate in any Seller Tax Claim, (B) Seller shall control the Tax Claim diligently and in good faith, (C) Seller shall keep Buyer reasonably informed regarding the status of such Seller Tax Claim, and (D) Seller shall not settle, resolve, or abandon any such Seller Tax Claim without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Buyer shall be entitled to conduct, direct, control and be responsible for, the complete defense of any Tax Claim relating to Taxes for which Seller is partially liable and any Seller Tax Claim that Seller does not elect to control (each, a “Buyer Tax Claim”), provided that (I) Buyer shall assume control of the Buyer Tax Claim diligently and in good faith, (II) Buyer shall keep Seller reasonably informed regarding the status of such Buyer Tax Claim, (III) Seller shall have the right to participate in such Buyer Tax Claim at its sole cost and expense, and (IV) Buyer shall not settle, resolve, or abandon any such Buyer Tax Claim without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Any Tax liabilities imposed or assessed in connection with any Seller Tax Claims or Buyer Tax Claims shall be paid in the manner and within the period specified by applicable Law by the party responsible under applicable Law for making such payment and shall, for the avoidance of doubt, be subject to the indemnification provisions of this Section 6.8. Notwithstanding anything to the contrary herein, Seller shall not be liable for Losses attributable to Buyer’s defense of each Buyer Tax Claim in excess of the portion of the reasonable and documented out-of-pocket costs incurred by Buyer in the defense of such Buyer Tax Claim in an amount corresponding to the proportionate share of the Tax Liabilities resulting from such Buyer Tax Claim borne by Seller pursuant to this Agreement. For the avoidance of doubt, Buyer shall be entitled to conduct, direct, control and be responsible for the complete defense of a Tax Claim with respect to the Purchased Entities, the Purchased Assets or the Business that is not a Seller Tax Claim or a Buyer Tax Claim.

(ii) To the extent any proceeding in respect of any Seller Tax Claim or Buyer Tax Claim involves a competent authority appeal under any Tax treaty or requires a payment in advance of challenging any Tax Claim (a “Tax Challenge Prepayment”), Buyer acknowledges that correlative relief may be available only if a Purchased Entity makes a payment to Seller or any of its Subsidiaries or another Purchased Entity (any such payment by a Purchased Entity, a “Correlative Relief Payment”) or makes a Tax Challenge Prepayment to the applicable Taxing Authority. In the event such correlative relief is available only if a Purchased Entity makes a Correlative Relief Payment or a Seller Tax Claim or Buyer Tax Claim requires a Tax Challenge Prepayment to be made, and the Party responsible for controlling such Seller Tax Claim or Buyer Tax Claim under Section 6.8 decides to pursue such correlative relief or challenge such Seller Tax Claim or Buyer Tax Claim, as applicable (in each case with the consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed), (A) Buyer shall cause such Purchased Entity to make such Correlative Relief Payment or Tax Challenge Prepayment; provided, however, that if such Purchased Entity is required under applicable Law to withhold any Tax in respect of such Correlative Relief Payment, such Purchased Entity shall withhold such Tax, shall pay over the amount of such Tax to the applicable Taxing Authority, and shall deliver to Seller a receipt for such withheld Tax (or, if a receipt is not issued by such Taxing Authority, such other evidence of payment of such Tax as is available to such Purchased Entity and reasonably acceptable to Seller), and (B) Seller shall pay, or cause to be paid, to Buyer or, at Buyer’s option, the Purchased Entity making such Correlative Relief Payment or Tax Challenge Prepayment, an amount equal to the amount of such Correlative Relief Payment or, in the case of a Tax Challenge Prepayment, the amount of such Tax Challenge Prepayment that relates to Taxes for which Seller is liable under this Section 6.8 (not reduced by any amount withheld).

(iii) This Section 6.8 shall govern to the extent it would otherwise be inconsistent with Section 9.3.

(h) Treatment of Taxes Reflected in the Purchase Price. For the avoidance of doubt, for all purposes of allocating obligations or rights under this Section 6.8, Seller shall be deemed to have paid that amount of any such Taxes specifically taken into account in calculating Net Working Capital or Indebtedness, or otherwise specifically taken into account in the calculation of the Purchase Price and satisfied its obligations to pay Buyer, or indemnify Buyer, for such amounts to the extent so reflected.

(i) Termination of Tax Sharing Agreements. All Tax Sharing Agreements between the Purchased Entities, on the one hand, and Seller or any of its Affiliates (other than a Purchased Entity), on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, no Purchased Entity shall be bound thereby or have any liability thereunder. Seller shall provide to Buyer such evidence as Buyer may reasonably request of the termination of any Tax Sharing Agreement.

(j) Treatment of Transaction Tax Deductions. Notwithstanding anything to the contrary herein, for the purpose of determining the Taxes for which Seller is responsible, (1) all Transaction Tax Deductions shall be deemed deducted in a Pre-Closing Tax Period consistent with a “more likely than not” or higher standard of deductibility in such portion of the Straddle Period ending on the Closing Date, and (2) for the avoidance of doubt, estimated (or other prepaid) Tax payments and any overpayments of Taxes, net operating losses, Tax credits, Tax amortization, and other, similar Tax assets, deductions, or offsets with respect to taxable periods ending on or including the Closing Date (collectively, “Tax Attributes”) (with the portion of any Tax Attributes attributable to any Straddle Period ending on the Closing Date determined in accordance with Section 6.8(a)(iii)) shall be taken into account in a Pre-Closing Tax Period, in each case using such Tax Attributes to the maximum extent possible to minimize such Taxes (to the extent sustainable based on at least a “more likely than not” level of comfort).

(k) Tax Treatment. For U.S. federal, and applicable state and local, income Tax purposes, the Parties agree that the purchase and sale of the Purchased Assets set forth in Section 2.1 and the purchase and sale of the Purchased Shares set forth in Section 2.2 shall be treated as taxable sales governed by Section 1001 of the Code and except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any corresponding or similar provisions of state or local Tax Law), the Parties shall, and shall cause their respective Affiliates to, (i) treat and report the transactions contemplated hereby in all respects consistently with the provisions of this Section 6.8(k) for purposes of any U.S. federal, state, or local Tax Laws and (ii) not take any actions or positions inconsistent with the obligations of the Parties set forth herein with respect to Taxes.

(l) Optional Restructuring Activities. Notwithstanding anything herein to the contrary, Seller shall be permitted to undertake or refrain from undertaking the Restructuring Activities labelled as “optional” in the Step Plan in Seller’s sole discretion, provided that prior to completing any such optional Restructuring Activities (the “Loss Transaction”), Seller shall obtain a specialty tax insurance policy (the “Tax Policy”) providing full and comprehensive coverage for any losses arising out of, resulting from, or related to such transaction whether incurred by Seller, Buyer, or their respective Affiliates. The premiums, underwriting fees, brokers’ commissions, brokers’ fees, and Taxes in respect of or relating to the Tax Policy and any Taxes incurred in connection with obtaining the Tax Policy shall be borne by Seller. The Tax Policy shall include Seller (and/or its Affiliates) as the named insured and Buyer (and/or its Affiliates, as agreed to by Buyer and Seller) as additional insureds, and the Parties shall procure that Buyer holds all of the rights of the named insured as set forth therein. The Tax Policy shall include, and shall have a limit of liability sufficient to provide insurance coverage for, Buyer’s and Seller’s (and their Affiliates, including the Purchased Entities) potential tax liabilities and additional losses customarily covered by comparable tax insurance policies (including, for the avoidance of doubt, Taxes, potential penalties, fees, interest, gross-up, and contest / defense costs) with respect to any challenge of the Loss Transaction by the IRS or another applicable Taxing Authority, provided that such policy limit shall be $400,000,000; provided however, that at Buyer’s sole election, Buyer may require that the policy limit of the Tax Policy be increased to up to $1,000,000,000; provided further, that Buyer shall reimburse Seller for the difference in the cost of any premiums, underwriting fees, brokers’ commissions, brokers’ fees and Taxes resulting from or related to such increase. Buyer shall have the right to review and comment on the

Tax Policy, and any such Tax Policy shall, in binding draft, be in form and substance reasonably satisfactory to Buyer, subject to the express terms and agreements set forth in this Section 6.8(l). Buyer shall use commercially reasonable efforts to cooperate with Seller to obtain any such Tax Policy, including providing information reasonably requested by Seller in connection therewith (including, but not limited to, making time to participate in underwriting calls, assisting with responses to questions from the insurer and its advisers and representatives). Seller shall not amend, waive, modify, supplement, or otherwise alter the Tax Policy in any way that could be adverse to the interests of the Buyer or its Affiliates without the Buyer’s prior written consent (including, for the avoidance of doubt any settlement of a claim thereunder) not to be unreasonably withheld, conditioned or delayed, and shall ensure that such Tax Policy is maintained in full force and effect throughout the policy period set forth therein. The Seller shall promptly notify Buyer in the event Seller becomes aware of any fact or event which could result in a claim under the Tax Policy, and Buyer shall have the right to reasonably participate in such claim process, consistent with the rights set forth in Section 6.8(g).

(m) Settlement of Certain Intercompany Accounts. Prior to the Closing Date, Seller shall use commercially reasonable efforts to settle, or cause to be settled, any outstanding intercompany trade liabilities or assets among the Purchased Entities to the extent such trade liabilities or assets have been outstanding for more than 45 days (or 90 days in the case of intercompany trade liabilities or assets with respect to a Purchased Entity formed in China or India) in order to eliminate or minimize any Excess Intercompany Amounts, provided Seller shall not have any liability for the failure to settle any such intercompany trade liabilities or assets other than the inclusion of any Excess Intercompany Amount in the Excess Cash Amount.

Section 6.9 Indemnification of Directors and Officers.

(a) For a period of six years after and beginning on the Closing Date (and such additional period of time as may be necessary to fully and finally resolve any claims for indemnification which have been duly submitted prior to the six-year anniversary of the Closing Date), unless otherwise required by applicable Law, Buyer shall and shall cause the Purchased Entities and their Subsidiaries to take any necessary actions to provide that all rights to exculpation, indemnification or expense advancement and all limitations on Liability existing in favor of the Business Indemnitees as provided in the D&O Indemnity Arrangements shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Purchased Entities and their Subsidiaries after the Closing (or be replaced with such rights and limitations as are no less favorable to such Business Indemnitees) and shall otherwise pay and disburse when due all indemnification and expense advancement obligations owed to any Business Employee following the Closing under the D&O Indemnity Arrangements. Further, from and after the Closing, Buyer shall cause the Purchased Entities to indemnify, and advance expenses to, each Business Indemnitee in their capacities as such, in respect of actions, omissions or events through and including the Closing (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent permitted by Law. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, in favor of the Business Indemnitees as provided in the D&O Indemnity Arrangements, shall survive the Closing and shall continue in full force and effect in accordance with the terms thereof. As used herein, (i) the “Business Indemnitees” means individuals who at or prior to the Closing were current or former officers, directors or individual managers of the Purchased Entities and their Subsidiaries (or the predecessors of the Purchased Entities and their Subsidiaries) relating to service in such capacities prior to the Closing, and (ii) the “D&O Indemnity Arrangements” means (A) the Organizational Documents of the Purchased Entities and their Subsidiaries in effect on the Agreement Date, (B) any Contract provided by Seller to Buyer prior to the Agreement Date providing for indemnification by the Purchased Entities and their Subsidiaries of any of the Business

Indemnitees in effect on the Agreement Date (or in effect thereafter on the same standard form used by Seller and its Subsidiaries in the jurisdiction in question provided to Buyer prior to the Agreement Date) to which Seller, any Purchased Entity or any of their respective Subsidiaries is a party, or (C) if a Purchased Entity is not formed as of the Agreement Date but formed prior to the Closing Date in accordance with this Agreement, the formation documents of such Purchased Entity containing customary indemnification and expense advancement provisions substantially similar to the provisions in the documents referred in clause (ii)(A) of this Section 6.9(a).

(b) With respect to any indemnification obligations of Buyer pursuant to this Section 6.9, Buyer hereby acknowledges and agrees (for itself and on behalf of the Purchased Entities) that (i) Buyer or the applicable Purchased Entity shall be the indemnitor of first resort with respect to all indemnification obligations of Buyer pursuant to this Section 6.9 (i.e., their obligations to an applicable Business Indemnitees are primary and any obligations of any other Person to advance expenses or to provide indemnification or insurance for the same expenses or Liabilities incurred by such Business Indemnitee are secondary) and (ii) other than as set forth in Section 6.7 or Section 9.1(a), Buyer or the applicable Purchased Entity irrevocably waive, relinquish and release any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof.

(c) In the event that the Purchased Entities, their Subsidiaries or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Buyer, the Purchased Entities or their applicable Subsidiaries, as the case may be, shall succeed to the obligations set forth in this Section 6.9.

(d) The obligations of Buyer under this Section 6.9 are intended to be for the benefit of each Business Indemnitee and such Business Indemnitee’s respective estate, heirs and representatives and shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.9 applies without the express written consent of such affected indemnitee and it is expressly agreed that the indemnitees to whom this Section 6.9 applies are third party beneficiaries of this Section 6.9 and entitled to enforce the covenants contained herein.

Section 6.10 Non-Competition; Non-Solicitation.

(a) During the period commencing on the Closing Date and ending three years after the Closing Date (or such shorter period as required by applicable Law), Seller shall not, and shall cause its Subsidiaries not to, engage in, or hold any ownership interest in any Person who engages in, a business that competes with the Business as the Business is operated on the Agreement Date and as of the Closing Date by Seller and its Subsidiaries anywhere in the world, including the manufacture, distribution, installation or sale of any Products that are under development or are manufactured, distributed or sold by the Business as of the Closing Date anywhere in the world (“Competing Activity”).

(b) Notwithstanding anything to the contrary in Section 6.10(a), Seller and its Subsidiaries may in all events:

(i) engage in any business conducted by Seller or its Subsidiaries as of the Closing Date other than the Business and continue to sell the products and services sold by them (or any of them) on the Agreement Date or as of the Closing Date that are not Products that are under development or are manufactured, distributed or sold by the Business as of the Closing Date, and any new releases, updates and successors to such products and services;

(ii) continue to perform any Competing Activity for the benefit of Buyer or any of its Affiliates as required or contemplated by this Agreement or any other Transaction Document;

(iii) acquire any Person, or one or more divisions or lines of business of a Person, that engages in a Competing Activity by merger or a purchase of shares or assets of a Person so long as, immediately prior to the time of such acquisition, the Competing Activity does not account for the lesser of either $25,000,000 or 10% of the aggregate annual gross revenues of such Person, or the acquired divisions or lines of business of such Person, as applicable, for its most recent fiscal year preceding the acquisition, in each case, based, to the extent available, on the most recently available annual consolidated financial statements of such Person or annual financial statements of such divisions or lines of business of such Person, as applicable;

(iv) own and operate any Person, division or line of business acquired in compliance with Section 6.10(b)(iii); provided, that the Competing Activity does not at any point prior to the three-year anniversary of the Closing Date exceed the lesser of either $25,000,000 or 10% of the aggregate annual gross revenues of such Person, or the acquired divisions or lines of business of such Person, as applicable, in any fiscal year;

(v) directly or indirectly hold interests in or securities of any Person engaged in a Competing Activity to the extent that such investments do not, directly or indirectly, confer on Seller or its Subsidiaries, in the aggregate, 10% or more of the voting power or economic interests of such Person, and Seller and its Subsidiaries remain passive investors and are not involved in the business operations of such Person (other than board seats and board observer seats reasonably commensurate with the size of the investment); and

(vi) conduct the activities set forth on Schedule 6.10(b)(vi) of the Disclosure Letter.

(c) During the period commencing on the Closing Date and ending three years after the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, solicit to hire or, in such jurisdictions where such restriction would not be prohibited by Law, hire in any capacity (whether as an employee, consultant, independent contractor or otherwise) any Continuing Employee. This restriction shall not apply to Persons who have been terminated by Buyer or one of its Subsidiaries prior to commencement of employment discussions between Seller or its Subsidiaries or any of their respective Representatives and such Person, and nothing in this Section 6.10(c) shall restrict Seller or its Subsidiaries from engaging in general or public searches, solicitations or advertising by or on behalf of Seller or such Subsidiary (including through search firms) that are not specifically directed towards any such Person described in the first sentence of this Section 6.10(c).

(d) Buyer shall take the actions set forth on Schedule 6.10(d) of the Disclosure Letter.

Section 6.11 Further Assurances; Post-Closing Payments.

(a) In addition to the actions specifically provided for elsewhere in this Agreement and subject to and in compliance with any limitations set forth in Section 6.3 with respect to Antitrust Laws or foreign direct investment Laws, each of the Parties will cooperate with each other and use its reasonable efforts, prior to, at and after the Closing Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary or appropriate on its part to consummate and make effective, in the most expeditious manner practicable, the Purchase Transaction and the other transactions contemplated hereby, including, prior to the Closing, the satisfaction of the respective conditions set forth in Article 7 and including the execution and delivery of such other instruments, certificates, agreements and other documents and the performance of such other actions as may be necessary or reasonably desirable to consummate and implement expeditiously the transactions contemplated by this Agreement and the other Transaction Documents; provided, that all such actions are in accordance with applicable Law. Notwithstanding the foregoing, from time to time, whether at or after the Closing and subject to the other terms of this Agreement, (i) Seller and its Subsidiaries (as appropriate) will execute and deliver such further instruments, certificates, agreements and other documents and perform such other actions, at Buyer’s sole expense (unless such action is otherwise expressly contemplated to be performed by (or caused to be performed by) Seller by this Agreement or another Transaction Document), as Buyer may reasonably request to more effectively convey and transfer title to Buyer any of the Purchased Assets or Purchased Shares or otherwise carry out the intent of this Agreement and the other Transaction Documents and effect the transactions contemplated hereby and thereby, and (ii) Buyer will execute and deliver such instruments, certificates, agreements and other documents and perform such other actions, at Seller’s sole expense (unless such action is otherwise expressly contemplated to be performed by (or caused to be performed by) Buyer by this Agreement or another Transaction Document), as Seller or its Subsidiaries may reasonably request to more effectively assume the Assumed Liabilities or otherwise carry out the intent of this Agreement and the other Transaction Documents and effect the transactions contemplated hereby and thereby. Notwithstanding anything to the contrary in this Section 6.11(a), Seller will not be required to make any payments, incur any Liability, or offer or grant any accommodation (financial or otherwise) to any third party in connection with obtaining any Consent of any Person (except to the extent Seller and Buyer reasonably agree to expend money and share in such expenditure equally).

(b) In addition to the actions specifically provided for elsewhere in this Agreement and subject to and in compliance with any limitations set forth in Section 6.3 with respect to Antitrust Laws or foreign direct investment Laws, from the date of this Agreement until the Closing Date, Seller and Buyer shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to (i) obtain any Consents required from third parties (excluding, for the avoidance of doubt, any Governmental Authority) in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents under the Assigned Material Contracts and (ii) transfer any Permits required to be transferred to or from a Purchased Entity in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents; provided, that (A) neither Seller nor any of its Affiliates shall have any obligation to make any payments or incur any Liability to obtain any Consents of third parties or effect the transfers or arrangements contemplated by this Section 6.11(b) other than (1) general internal costs, overhead and use of internal personnel and assets or infrastructure and (2) any costs approved by Seller and Buyer (which such costs shall be shared equally by Buyer and Seller, in which case, Seller shall, or shall cause its Subsidiaries to, promptly upon receipt of Buyer’s portion of such payment, make such payment in full), and (B) subject to Seller’s compliance with its obligation under this Section 6.11, the failure to receive any such Consents or to effect any such transfers or arrangements shall not be taken into account in determining whether any condition to the Closing set forth in Article 7 shall have been satisfied.

(c) In the event that, on or after the Closing, either Party receives payments or funds or, in the case of Seller, retains Purchased Assets, or in the case of Buyer, receives Retained Assets, or such Party discovers funds or, in the case of Seller, Purchased Assets, or in the case of Buyer, Retained Assets, due or belonging to the other Party pursuant to the terms hereof or any of the Transaction Documents, then the Party receiving or discovering such payments or funds or, in the case of Seller, Purchased Assets, or in the case of Buyer, Retained Assets, shall promptly forward, transfer or cause to be promptly forwarded or transferred such payments or funds or, in the case of Seller, Purchased Assets, or in the case of Buyer, Retained Assets, to the proper Party (with appropriate endorsements, as applicable), for no additional consideration and will account to such other Party for all such receipts. In the event that, on or after the Closing, Seller is found subject to any Assumed Liabilities or Buyer is found subject to any Retained Liabilities, or Seller discovers it is subject to any Assumed Liabilities or Buyer discovers it is subject to any

Retained Liabilities, then the other Party (i.e., Buyer in the case of Assumed Liabilities, or Seller in the case of Retained Liabilities) shall promptly assume or cause to be promptly assumed such obligations (with appropriate endorsements, as applicable), for no additional payment therefor. Without limiting the foregoing provisions of this Section 6.11(c), Seller agrees that Buyer shall, following the Closing, have the right and authority to endorse any checks or drafts received by Buyer in respect of any account receivable of the Business included in the Purchased Assets or reflected in the Final Closing Net Working Capital and Seller shall furnish Buyer such evidence of this authority as Buyer may reasonably request. Following the Closing, if Buyer or any of its Subsidiaries receives any mail or packages addressed to Seller or its Subsidiaries and delivered to Buyer relating in whole or in part to the Retained Assets, the Retained Liabilities or any business of Seller and its Subsidiaries other than the Business, Buyer shall promptly deliver such mail or packages to Seller. Following the Closing, if Seller or any of its Subsidiaries receives any mail or packages exclusively relating to the Business, the Purchased Assets, the Purchased Shares or the Assumed Liabilities, Seller shall promptly deliver such mail or packages to Buyer.

Section 6.12 Privileges. The Parties agree that their respective rights and obligations to maintain, preserve, assert, or waive any attorney-client and work product privileges belonging to either Party with respect to the Business and the other businesses of Seller (collectively, “Privileges”), shall be governed by the provisions of this Section 6.12. With respect to matters relating to Seller’s businesses (other than the Business), the Retained Assets or the Retained Liabilities, in each case, regardless of whether such matters also relate to the Business, the Purchased Assets or the Assumed Liabilities, and with respect to all business records, documents, communications or other information (collectively, “Information”) of Seller or any of its Subsidiaries prepared in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby, Seller shall have sole authority to determine whether to assert or waive any Privileges, including the right to assert any Privilege against Buyer and its Affiliates. Buyer and its Affiliates (including, as of the Closing Date, the Purchased Entities) shall take no action without the prior written consent of Seller that would reasonably be expected to result in any waiver of any such Privileges of Seller. After the Closing, Buyer shall have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the Business, the Purchased Assets, the Purchased Shares and the Assumed Liabilities (but not including the Retained Assets, Retained Liabilities, Information prepared in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby or any other potential transaction relating to the Business or related sale process, or matters to the extent that they relate to the Retained Assets, Retained Liabilities or the businesses of Seller (other than the Business)). However, Buyer may not assert any such Privileges of the Purchased Entities, Seller or its Subsidiaries related to pre-Closing advice or communications relating to the Business against Seller and its Subsidiaries; provided, however, that, if the waiver of (or failure to assert) such Privilege, would reasonably be expected to result in such Privilege being waived in connection with any claim by a third party, Seller and Buyer shall, and shall cause their respective Affiliates and Subsidiaries to, enter into such reasonable arrangements as are reasonably necessary to ensure that such Privilege is not otherwise waived with respect to a third party, including customary joint defense agreements or similar arrangements. The rights and obligations created by this Section 6.12 shall apply to all Information as to which Seller, Buyer, their respective Subsidiaries or the Purchased Entities would be entitled to assert or has asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby or by the other Transaction Documents (the “Privileged Information”). Upon receipt by Seller or its Subsidiaries, or Buyer and its Subsidiaries (including, as of the Closing Date, the Purchased Entities), as the case may be, of any subpoena, discovery or other request from any third party that in such Party’s good faith judgment calls for the production or disclosure of Privileged Information of the other or if Seller or its Subsidiaries or Buyer or its Subsidiaries (including, as of the Closing Date, the Purchased Entities), as the case may be, obtains knowledge that any current or former employee of Seller, its Subsidiaries or the Purchased Entities or Buyer or its Affiliates (including, as of the Closing Date, the Purchased Entities), has received any subpoena, discovery or other request from any third party that actually or arguably calls for the production or disclosure of Privileged Information of the other Party, such Party shall promptly notify the other of the existence of the request and shall provide the other a reasonable opportunity to review the Information and to assert any rights it may have under this Section 6.12 or otherwise to prevent the production or disclosure of Privileged Information. Seller’s transfer of any Business Records or other Information to Buyer in accordance with this Agreement and Seller’s and Buyer’s agreement to permit the other to obtain information existing prior to the Closing are made in reliance on the Parties’ respective agreements, as set forth in this Section 6.12 and Section 6.2, to maintain the confidentiality of such information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Buyer, as the case may be. The access to Business Records and other information being granted pursuant to this Agreement, and the disclosure to Buyer and Seller of Privileged Information relating to the Business or the other businesses of Seller pursuant to this Agreement in connection with the transactions contemplated hereby or any other Transaction Document shall not be asserted by Seller or Buyer to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 6.12 or otherwise.

Section 6.13 Chain of Title Corrections. Prior to the Closing, Seller agrees to use commercially reasonable efforts to take or cause to be taken actions to address any defects, discrepancies, or issues in the chain of title for all Registered Transferred IPR, including but not limited to filing any necessary assignments, releases, name changes or other documentation at the United States Patent and Trademark Office and intellectual property offices or agencies in any other jurisdictions as necessary or otherwise correct the named owner in the public record of any registered Intellectual Property Rights, such that the title records at the applicable intellectual property offices and agencies properly reflect (or will reflect, after any such filing is processed) ownership of such registered Intellectual Property Rights in the name of a Purchased Entity. Seller shall provide to Buyer reasonable documentary evidence of any actions taken, and filings made, in connection with the foregoing prior to the Closing. In the event that any such filing to update the title records at the applicable intellectual property offices to name a Purchased Entity as the owner of record of such registered Intellectual Property Rights has not been filed at or prior to the Closing, Seller shall use commercially reasonable efforts to take such further action (including the execution and delivery of such further instruments and documents but excluding making any filings, which shall be the responsibility and at the sole cost and expense of Buyer) as Buyer may reasonably request, at the sole cost and expense of Seller, as necessary for Buyer to complete such updates following Closing.

Section 6.14 Guarantees. Buyer recognizes that Seller and certain of its Subsidiaries have provided, and prior to the Closing may provide, credit support to the Business, the Purchased Assets or the Purchased Entities pursuant to guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by Seller or its Subsidiaries in support of any obligation of the Business (the “Business Guarantees”). Buyer and Seller shall use their reasonable best efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Seller, on or before the Closing Date, valid and binding written releases of Seller and its Subsidiaries, as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Business Guarantees to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities, which release shall be effective as of the Closing, including, in the case of Buyer and its Affiliates, as applicable, by providing substitute guarantees, furnishing letters of credit, instituting escrow agreements, posting surety or performance bonds or making other arrangements as the beneficiary may reasonably request. If any Business Guarantee has not been released as of the Closing Date, then Buyer and Seller shall continue to use their reasonable best efforts after the Closing to cause as promptly as practicable the complete and unconditional release of Seller and its Subsidiaries under such Business Guarantee to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, Seller and its Subsidiaries may, in such Person’s sole discretion, take any action to terminate, obtain release of or otherwise limit their Liability under any and all outstanding Business Guarantees.

Section 6.15 Existing Intercompany Agreements and Arrangements.

(a) Except as set forth in Section 6.15(b), Buyer and Seller acknowledge and agree that all Intercompany Agreements, and all rights and obligations of the Business or the Purchased Entities, Seller and Seller’s Subsidiaries under such Intercompany Agreements will be terminated at or prior to the Closing without further liability or obligation thereunder. No such terminated Intercompany Agreement or any arrangement, commitment or understanding relating thereto (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Effective Time.

(b) The provisions of Section 6.15(a) shall not apply to any of the following Contracts (or to any of the provisions thereof):

(i) this Agreement, the other Transaction Documents and each other Contract expressly contemplated by this Agreement or any other Transaction Document to be entered into or continued after the Effective Time;

(ii) the Intercompany Agreements listed on Schedule 6.15(b) of the Disclosure Letter; and

(iii) the Shared Contracts, which are addressed in Section 2.6.

Section 6.16 R&W Insurance Policy. At or prior to the Closing, Buyer shall obtain third party insurance in respect of inaccuracies or breaches of the representations and warranties made by Seller in this Agreement (the “R&W Insurance Policy”), which shall expressly waive all claims in connection with any inaccuracies or breaches of such representations and warranties (including, for the avoidance of doubt, a customary waiver of subrogation) against Seller other than in respect of Fraud, and expressly provide that Seller is an intended third-party beneficiary of such waiver. Buyer shall provide a genuine and complete copy of the R&W Insurance Policy to Seller at or prior to the Closing. Seller shall reasonably cooperate with Buyer with respect to Buyer’s procurement of the R&W Insurance Policy. Buyer shall not amend the subrogation waiver provision of the R&W Insurance Policy in any manner that would be adverse to Seller without Seller’s prior written consent. Buyer shall bear all premiums, underwriting fees, brokers’ commissions and Taxes required to obtain the R&W Insurance Policy, inclusive of broker compensation.

Section 6.17 Cooperation with Litigation.

(a) From and after the Closing, Buyer shall provide and, as applicable, cause its Subsidiaries and its and their respective employees to provide, all such reasonable cooperation to Seller, its Subsidiaries and their respective Representatives with respect to any third party claims or Proceedings relating to (i) the operation of the Business or (ii) the Retained Assets or Retained Liabilities, which cooperation shall include furnishing or causing to be furnished by Buyer and its Subsidiaries (and its and their respective employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Seller, its Subsidiaries or their respective Representatives in connection therewith; provided, that (A) no such cooperation shall unreasonably interfere with the operation of the business of Buyer or any of its Subsidiaries, and (B) notwithstanding anything to the contrary in this Section 6.17(a), Buyer shall only be obligated to cause any Person to cooperate with Seller in such matters if and for so long as Buyer is capable of directing the actions of such Person. Seller shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Buyer, its Subsidiaries or their respective employees or Representatives as a result of complying with this Section 6.17(a), except to the extent Seller (or the Seller Indemnified Parties) is entitled to indemnification therefor pursuant to Article 9.

(b) From and after the Closing, Seller shall provide and, as applicable, cause its Subsidiaries and its and their respective employees to provide, all such reasonable cooperation to Buyer, its Subsidiaries and their respective Representatives with respect to the Assumed Pending Litigation or any other third party claims or Proceedings relating to (i) the Business that relate to periods prior to the Closing or (ii) the Purchased Assets or Assumed Liabilities, which cooperation shall include furnishing or causing to be furnished by Seller and its Subsidiaries (and its and their respective employees) records, information, and deposition and trial testimony and preparation as reasonably requested by Buyer, its Subsidiaries or their respective Representatives in connection therewith; provided, that (A) no such cooperation shall unreasonably interfere with the operation of the business of Seller or any of its Subsidiaries, and (B) notwithstanding anything to the contrary in this Section 6.17(b), Seller shall only be obligated to cause any Person to cooperate with Buyer in such matters if and for so long as Seller is capable of directing the actions of such Person. Buyer shall bear any and all reasonable out-of-pocket costs and expenses actually incurred by Seller, its Subsidiaries or their respective employees or Representatives as a result of complying with this Section 6.17(b), except to the extent Buyer (or the Buyer Indemnified Parties) is entitled to indemnification therefor pursuant to Article 9. Following the Closing, the Parties shall cooperate in good faith to transfer any Proceeding that is an Assumed Liability to a Purchased Entity.

(c) Seller and Buyer shall reasonably promptly notify each other of (i) the receipt of any written communication received from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or the Transaction Documents, (ii) any Proceeding commencing or, to such Party’s knowledge, being threatened against such Party or any of its Affiliates that relates to the consummation of the transactions contemplated by this Agreement or the Transaction Documents, and (iii) any inaccuracy or breach of any representation, warranty or covenant contained in this Agreement of which Seller or Buyer (as applicable) has knowledge that would result in the failure of any of the conditions set forth in Article 7. The delivery of any notice pursuant to this Section 6.17(c) shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the party sending or receiving such notice.

Section 6.18 Preparation of the Proxy Statement; Stockholder Meeting.

(a) Seller shall prepare and cause to be filed with the SEC as promptly as reasonably practicable following the Agreement Date (but in no event more than 20 Business Days thereafter), the Proxy Statement in preliminary form. Seller shall cause the Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC. Buyer shall furnish all information as may be reasonably requested by Seller in connection with any such action and the preparation, filing and distribution of the Proxy Statement. No filing of, or amendment or supplement to, the Proxy Statement, whether in preliminary form or definitive form, will be made by Seller without providing Buyer with a reasonable opportunity to review and comment thereon, and Seller shall consider any comments from or on behalf of Buyer in good faith. If, at any time prior to the Effective Time, any information relating to Buyer or Seller or any of their respective Affiliates, directors or officers should be discovered by Buyer or Seller which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Seller. Subject to applicable Law, Seller shall notify Buyer promptly of the receipt of any written or oral comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement, and the Parties shall use commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC. Subject to applicable Law, Seller shall cause the Proxy Statement to be disseminated to Seller’s stockholders as promptly as reasonably practicable after the earlier of (i) four Business Days after the resolution of any comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement or (ii) the earlier of four Business Days (x) after receiving notification that the SEC is not reviewing the preliminary Proxy Statement or (y) if the SEC has not affirmatively notified Seller by 11:59 P.M. (Eastern time) on the 10th calendar day following the filing of the preliminary Proxy Statement with the SEC.

(b) Subject to the earlier termination of this Agreement in accordance with Section 10.1, Seller shall, (i) as promptly as reasonably practicable (and in any event, in a manner to enable the record date for the Seller Stockholder Meeting to be set so that the Seller Stockholder Meeting can be held reasonably promptly following the mailing of the Proxy Statement), conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act for a record date for the Seller Stockholder Meeting and (ii) as promptly as reasonably practicable, duly call, give notice of, convene (on a date selected by Seller in consultation with Buyer) and hold a meeting of its stockholders (the “Seller Stockholder Meeting”), but in no event (x) prior to the twentieth Business Day following the mailing of the Proxy Statement or (y) more than 45 days following the initial mailing of the Proxy Statement (or if Seller’s proxy solicitor advises that 45 days from the date of mailing the Proxy Statement is insufficient time to submit and obtain the Seller Stockholder Approval, such later date to which Buyer consents in advance in writing, for the purpose of seeking Seller Stockholder Approval, and shall submit such proposal to such holders at the Seller Stockholder Meeting and shall not submit any other proposal (other than stockholder approval of golden parachute compensation or stockholder approval of adjournment of the Seller Stockholder Meeting to a later date if necessary to solicit additional proxies if there are insufficient votes to obtain the Seller Stockholder Approval at the time of the Seller Stockholder Meeting) to such holders in connection with the Seller Stockholder Meeting without the prior written consent of Buyer. Seller, in consultation with Buyer, shall set a record date for Persons entitled to notice of, and to vote at, the Seller Stockholder Meeting and shall not change such record date without the prior written consent of Buyer and shall not adjourn or otherwise postpone or delay such Seller Stockholder Meeting without the prior written consent of Buyer. If the board of directors of Seller has not made a Seller Adverse Recommendation Change, Seller shall, through the board of directors of Seller, make the Seller Recommendation, and shall include such Seller Recommendation in the Proxy Statement, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure Seller Stockholder Approval. Notwithstanding any Seller Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to Seller of any Seller Acquisition Proposal (whether or not a Seller Superior Proposal). Notwithstanding the foregoing provisions of this Section 6.18(b), if, on the date of the Seller Stockholder Meeting, (i) Seller has not received proxies representing a sufficient number of shares of Seller Common Stock (including the shares of Seller Preferred Stock voting on an as-converted basis) to obtain the Seller Stockholder Approval, whether or not a quorum is present, (ii) Seller does not have a sufficient number of shares of Seller Common Stock (including the shares of Seller Preferred Stock voting on an as-converted basis) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Seller Stockholder Meeting or (iii) the board of directors of Seller has determined in good faith after consultation with outside counsel that it is advisable to allow reasonable additional time for the filing and mailing of supplemental or amended disclosure to be disseminated and reviewed by the stockholders of Seller prior to the Seller Stockholder Meeting, which supplemental or amended disclosure has been determined by the board of directors of Seller in good faith after consultation with outside counsel to be required by applicable Law, Seller shall make one or more successive postponements or adjournments of the Seller Stockholder Meeting (provided, that without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed)), (A) the Seller Stockholder Meeting shall not be postponed or adjourned to a date that is more than 10 Business Days in the aggregate after the date for which the Seller Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and (B) no postponement shall be permitted if it would require a change to the record date for the Seller Stockholder Meeting) without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed).

Section 6.19 No Solicitation by Seller.

(a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 10.1, except as provided in Section 6.19(b) or Section 6.19(d), (i) Seller shall, and shall cause its Subsidiaries and its and their respective officers and directors to, immediately cease, and shall cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Seller Acquisition Proposal; (ii) Seller shall not, and shall cause its Subsidiaries and its and their respective officers and directors to, and shall cause its and their respective other Representatives not to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information relating to Seller or any of its Subsidiaries), or knowingly induce the making, submission or announcement of any proposal that constitutes, or would reasonably be expected to lead to, a Seller Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, or afford access to the properties, books and records of Seller or the Business to, any Person in connection with or in response to any Seller Acquisition Proposal or any proposal reasonably expected to lead to any Seller Acquisition Proposal or grant any waiver or release under any standstill, confidentiality or other agreement (except that if the board of directors of Seller determines in good faith, after consultation with its outside legal counsel, that the failure to grant any waiver or release would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, Seller may waive any such standstill provision in order to permit a third party to make a Seller Acquisition Proposal), (C) enter into any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, reorganization agreement, partnership agreement or other similar agreement, commitment, arrangement or understanding contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Seller Acquisition Proposal, or (D) resolve to do any of the foregoing; (iii) Seller shall not call or convene a meeting of the stockholders of Seller to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Purchase Transaction; (iv) Seller shall (A) as promptly as practicable and in any event within 24 hours of execution of this Agreement, terminate and (B) not provide further access to any third party to any data room (virtual or actual) containing any of Seller’s information furnished in respect of any possible Seller Acquisition Proposal; and (v) as promptly as practicable and in any event within 24 hours of execution of this Agreement, Seller shall request the return or destruction of all confidential, non-public information and materials provided to third parties that have, entered into confidentiality agreements relating to a possible Seller Acquisition Proposal with Seller or any of its Subsidiaries.

(b) Notwithstanding anything to the contrary in this Agreement, if at any time after the date of this Agreement and prior to obtaining the Seller Stockholder Approval, Seller receives a bona fide written Seller Acquisition Proposal from a third party and such Seller Acquisition Proposal was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in breach of Seller’s obligations set forth in Section 6.19(a), then Seller may (i) contact the Person who has made such Seller Acquisition Proposal solely to clarify the terms of such Seller Acquisition Proposal so that the board of directors of Seller may inform itself about such Seller Acquisition Proposal, (ii) furnish information concerning its business, properties or assets to such Person pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not less favorable to Seller than those contained in the Confidentiality Agreement and (iii) negotiate and participate in discussions and negotiations with such Person concerning such Seller Acquisition Proposal, in the case of each of clauses (ii)-(iii), only if the board of directors of Seller determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Seller Acquisition Proposal constitutes or is reasonably likely to constitute a Seller Superior Proposal. Seller (A) shall promptly (and in any case within twenty-four (24) hours) provide Buyer notice with respect to any Seller Acquisition Proposal, of the other party (or parties) and the material terms of such inquiry, offer, proposal or request, (B) shall promptly (and in any case within twenty-four (24) hours) make available to Buyer copies of all written materials provided by Seller to such party but not previously made available to Buyer and (C) shall keep Buyer informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Seller Acquisition Proposal or other inquiry, offer, proposal or request.

(c) Except as permitted by Section 6.19(d) or Section 6.19(e), neither the board of directors of Seller nor any committee thereof shall (i) withdraw, change, amend, qualify or modify, or publicly propose to withdraw, change, amend, qualify or modify, the Seller Recommendation, in each case in a manner adverse to Buyer, (ii) adopt, approve, authorize, endorse, declare advisable or recommend or publicly propose to adopt, approve, authorize, endorse, declare advisable or recommend, any Seller Acquisition Proposal, (iii) if a Seller Acquisition Proposal has been publicly disclosed (other than of the type referred to in the following clause (iv)), fail to publicly reaffirm the Seller Recommendation within 10 Business Days (or, if earlier, by the Business Day prior to the Seller Stockholder Meeting) after the public disclosure of such Seller Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Buyer, such reaffirmation of the Seller Recommendation), (iv) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act, rejection of a Seller Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within 10 Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (or, if earlier, by the Business Day prior to the Seller Stockholder Meeting) or (v) fail to include the Seller Recommendation in the Proxy Statement; (any action described in the foregoing clauses (i), (ii), (iii), (iv) or (v) of this sentence being referred to as a “Seller Adverse Recommendation Change”).

(d) If, at any time after the date of this Agreement and prior to the receipt of the Seller Stockholder Approval, the board of directors of Seller receives a bona fide written Seller Acquisition Proposal that the board of directors of Seller determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Seller Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in breach of Seller’s obligations set forth in Section 6.19, the board of directors of Seller may effect a Seller Adverse Recommendation Change or terminate this Agreement pursuant to Section 10.1(g) in order to enter into a definitive agreement with respect to such Seller Superior Proposal if (A) the board of directors of Seller determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (B) Seller provides Buyer with five (5) Business Days’ prior written notice of the board of directors of Seller’s intention to effect such a Seller Adverse Recommendation Change or terminate this Agreement pursuant to Section 10.1(g), which notice shall include the identity of the party (or parties) making such Seller Superior Proposal, the material terms of such Seller Superior Proposal (including the price) and copies of the current drafts of the proposed definitive documentation providing for such Seller Superior Proposal; (C) for a period of five (5) Business Days following the notice delivered pursuant to clause (B) of this Section 6.19(d), Seller shall have discussed and negotiated in good faith and made Seller’s Representatives available to discuss and negotiate in good faith (in each case to the extent Buyer desires to negotiate) with Buyer’s Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the board of directors of Seller under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Seller Superior Proposal shall require a new notice and a new three (3)-Business Day negotiation period); (D) no earlier than the end of such negotiation period, the board of directors of Seller shall have determined in good faith, after consultation with its outside legal counsel and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Seller Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Seller Superior Proposal and (y) the failure to take such action would still be reasonably expected to be inconsistent with its fiduciary duties under applicable Law; and (E) concurrently with any termination of this Agreement pursuant to Section 10.1(g), Seller pays to Buyer the Seller Termination Fee.

(e) Other than in connection with a Seller Superior Proposal (which shall be subject to Section 6.19(d) and shall not be subject to this Section 6.19(e)), prior to obtaining the Seller Stockholder Approval, the board of directors of Seller may, in response to a Seller Intervening Event, take any action prohibited by clause (i) of Section 6.19(c), only if (i) the board of directors of Seller determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) Seller has notified Buyer in writing that the board of directors of Seller intends to effect such a Seller Adverse Recommendation Change pursuant to this Section 6.19(e) (which notice shall specify the material facts and circumstances providing the basis of the Seller Intervening Event and for the board of directors of Seller’s determination to effect such a Seller Adverse Recommendation Change in reasonable detail); (iii) for a period of five (5) Business Days following the notice delivered pursuant to clause (ii) of this Section 6.19(e), Seller shall have discussed and negotiated in good faith and made Seller’s Representatives available to discuss and negotiate in good faith (in each case to the extent Buyer desires to negotiate), with Buyer’s Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer reasonably be expected to be inconsistent with the fiduciary duties of the board of directors of Seller under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new three (3)-Business Day negotiation period); and (iv) no earlier than the end of such negotiation period, the board of directors of Seller shall have determined in good faith, after consultation with its outside legal counsel and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be reasonably expected to be inconsistent with its fiduciary duties under applicable Law.

(f) Nothing contained in this Agreement shall prohibit Seller or the board of directors of Seller from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any legally required disclosure to its stockholders so long as any such disclosure (A) includes an express reaffirmation of the Seller Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (B) does not include any statement that constitutes a Seller Adverse Recommendation Change. For the avoidance of doubt, this Section 6.19(f) shall not permit Seller’s board of directors to make (or otherwise modify the definition of) a Seller Adverse Recommendation Change except to the extent expressly permitted by Section 6.19(d).

Section 6.20 Financial Statements; Carve-Out Financial Statements; Additional Carve-Out Financial Statements. Prior to the Closing Date, Seller shall: (a) use reasonable best efforts to deliver, or cause to be delivered, to Buyer as promptly as practicable after the date hereof (and in any event on or prior to September 30, 2025), the Carve-Out Financial Statements and Buyer shall promptly reimburse Seller for the reasonable and documented expenses of such Carve-Out Financial Statements incurred in good faith by Seller’s independent registered public accounting firm, accountants and outside legal counsel, and (b) use reasonable best efforts to deliver, or cause to be delivered, to Buyer the Additional Carve-Out Financial Statements on or before the delivery dates specified therefor in the definition of “Additional

Carve-Out Financial Statements” if and to the extent applicable in accordance with the definition of “Additional Carve-Out Financial Statements.” Buyer shall promptly reimburse Seller for any additional reasonable and documented costs of such Additional Carve-Out Financial Statements incurred in good faith by Seller’s independent registered public accounting firm, accountants and outside legal counsel. If Closing occurs after February 14, 2026 but prior to the date on which the Additional Carve-Out Financial Statements specified in clause (a) of the definition thereof have been delivered to Buyer, Seller shall use reasonable best efforts to cooperate with Buyer to complete such financial statements.

Section 6.21 Financing Cooperation.

(a) Prior to the Closing, Seller shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to, reasonably cooperate in connection with the arrangement of the Debt Financing; provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller or its Subsidiaries. Such cooperation by the Seller, its Subsidiaries and its and their respective Representatives shall include, at the reasonable request of Buyer, using their reasonable best efforts to:

(i) at reasonable times, upon reasonable advanced notice and at reasonable locations, (A) cause appropriate members of the management team of the Seller and its Subsidiaries to participate in a reasonable number of meetings, due diligence sessions, “roadshow” presentations and similar presentations to and with prospective lenders, investors and rating agencies and (B) cooperate with prospective lenders and investors in performing their due diligence;

(ii) (A) furnish Buyer and the Debt Financing Sources, as applicable, with the Required Financial Information in accordance with Section 6.20, (B) periodically update any Required Financial Information provided to Buyer as necessary to ensure that such Required Financial Information is Compliant and (C) assist Buyer with Buyer’s preparation of pro forma financial statements to the extent required by Regulation S-X or reasonably requested by Buyer or the Debt Financing Sources to be included in any marketing materials or offering documents of the type customary for financings of a type similar to the Debt Financing;

(iii) provide other financial and other pertinent information related to Seller and its Subsidiaries reasonably necessary to assist Buyer or any of its Affiliates in the preparation of one or more confidential information memoranda, offering memoranda, registration statements, prospectuses, lender and investor presentations, rating agency presentations, other similar documents and other marketing and syndication materials reasonably requested by Buyer in writing (including confirming the absence of material non-public information relating to the Business contained therein); provided, that any such confidential information memoranda, offering memoranda, registration statements, prospectuses, lender and investor presentations, rating agency presentations, other similar documents and other marketing and syndication materials required or used in connection with any Debt Financing shall contain customary disclosures exculpating Seller, its Subsidiaries, their respective Affiliates and their respective officers, directors, employees, equityholders, representatives and agents from any liability related to the contents or use thereof by the recipients thereof;

(iv) cause Seller’s independent registered public accounting firm to provide the Specified Auditor Assistance, including providing analyses derived from Seller’s accounting records and similar assistance reasonably requested by Seller’s independent registered public accounting firm in order that they may provide the Specified Auditor Assistance;

(v) otherwise reasonably cooperate with the Debt Financing Sources’ documentary due diligence and provide information in support of the completion of customary definitive financing documentation, in each case to the extent, and solely to the extent, such materials relate to information concerning Seller and its Subsidiaries, to the extent customarily and reasonably required to be delivered under such definitive financing documentation;

(vi) provide, at least four Business Days prior to the Closing Date, all documentation and other information about the Seller and its Subsidiaries as is required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent such documentation and other information is reasonably requested by any Debt Financing Source at least ten Business Days prior to the anticipated Closing Date;

(vii) furnish to Buyer the Financing Deliverables; and

(viii) deliver, at least one Business Day prior to the Closing Date, final drafts of customary Lien terminations, guarantee releases and, to the extent required pursuant to Section 7.3(h), payoff letters and instruments of discharge to be delivered at Closing in connection with the Refinancing.

Notwithstanding the foregoing, nothing in clause (a) above shall require Seller or any of its Subsidiaries or any of their respective Affiliates or Representatives to (i) pay any commitment or other fees or payment to obtain consent, reimburse any expenses or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing (except in the case of the Purchased Entities, to the extent contingent upon and solely from and after the Closing), (ii) give any indemnities in connection with any Debt Financing or execute any agreement, certificate, document, or instrument pursuant to Section 6.21(a) with respect to any Debt Financing (except in the case of the Purchased Entities, to the extent contingent upon and solely from and after the Closing), (iii) take any action that, in the good faith determination of Seller, would unreasonably interfere with the conduct of the business of Seller and its Subsidiaries or create a risk of damage or destruction to any property or assets of Seller or any of its Subsidiaries, (iv) approach any third parties prior to the Closing to discuss agreements limiting the rights of such third parties with respect to the Debt Financing or to consent to the pre-filing of UCC-1s or the grant of Liens on assets of Seller or any of its Subsidiaries (except in the case of the Purchased Entities, to the extent the granting of such Liens is contingent upon and solely effective from and after the Closing), (v) waive or amend any terms of this Agreement, (vi) prepare or deliver any Excluded Information, (vii) deliver any legal opinions, 10b-5 letters or, except to the extent provided in clause (iv) of the first paragraph of this Section 6.21(a), accountants’ cold comfort letters or reliance letters, (viii) provide cooperation that would in the good faith judgment of Seller: (A) conflict with or result in a violation of any material contract, organizational document or applicable Law, (B) would require providing access to or disclosing information that would jeopardize any attorney-client privilege of Seller or any of its Subsidiaries (provided, that Seller shall use reasonable best efforts to allow for such access to the maximum extent that it does not jeopardize attorney-client privilege), (C) cause any of Seller’s representations, warranties, covenants or other obligations in this Agreement to be breached or any condition to the obligations of Buyer to fail to be satisfied or (D) subject any director, manager, officer, employee or other Representative of Seller or its Subsidiaries to any personal liability, (viii) draft, enter into or approve any definitive documents for the Debt Financing, including any pledge or security documents, guarantees, definitive financing documents or other certificates, incumbencies or other similar documents; or (ix) require Seller or any of its Subsidiaries, or any director or manager on any of their respective boards of directors or managers (or equivalent bodies), to approve or authorize any Debt Financing unless Buyer and such director or manager shall have determined that such directors and managers (or members of equivalent bodies) are to become or remain directors and managers (or members of equivalent bodies) of Buyer, the Purchased Entities, or another Affiliate of Buyer from and after the Closing and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing. Seller consents to the reasonable use of its and any of its Subsidiaries’ logos in connection with the Debt Financing in a manner usual and customary for financings of a type similar to the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Seller or its Subsidiaries or the reputation or goodwill of Seller or its Subsidiaries.

The conditions precedent set forth in Section 7.3(b), as applied to Seller’s and its Subsidiaries’ cooperation as contemplated by this Section 6.21, shall be deemed to be satisfied upon consummation of the Debt Financing in an aggregate amount no less than the aggregate amount contemplated by the Debt Commitment Letter pursuant to borrowings under the Facilities and the issuance of Notes (each as defined in the Debt Commitment Letter as of the date hereof) contemplated thereunder. For the avoidance of doubt, only those obligations under this Section 6.21 that remain reasonably necessary to the satisfaction of any conditions precedent to the funding of the Facilities set forth in the Debt Commitment Letter or reasonably necessary to the completion of the issuance of the Notes shall be the basis for any claim that the conditions precedent set forth in Section 7.3(b), as applied to Seller’s and its Subsidiaries’ cooperation as contemplated by this Section 6.21, have not been satisfied.

(b) Buyer shall, promptly upon request by Seller reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ and accountants’ fees) actually incurred by Seller, its Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to this Section 6.21. Buyer shall indemnify and hold harmless Seller, its Subsidiaries and their respective Representatives, from and against any and all Losses suffered or incurred by any of them in connection with the cooperation contemplated by this Section 6.21, any agreement or documentation entered into in respect of any Debt Financing (including, for the avoidance of doubt, interest, negative interest, underwriters’ fees and any amounts in connection with the redemption of any debt securities) and any information utilized in connection therewith, in each case prior to the Closing, except for any such Losses arising out of or with respect to (x) any willful misconduct, gross negligence, bad faith or fraud by any of Seller or its Subsidiaries or its or their respective Representatives or (y) any material misstatement or omission in information provided hereunder by any of the foregoing persons.

(c) Buyer shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter in an aggregate amount (together with other cash, available lines of credit or other sources of immediately available funds of Buyer) sufficient to enable Buyer to consummate the Purchase Transaction contemplated hereby and pay all amounts required to consummate the Purchase Transaction on the Closing Date, including using reasonable best efforts to, as promptly as possible, (i) maintain in effect the Debt Commitment Letter and satisfy on a timely basis, or obtain waivers of, all conditions that are within Buyer’s control applicable to Buyer and its Affiliates obtaining the Debt Financing set forth therein, (ii) negotiate and enter into definitive agreements with respect thereto at or prior to the Closing on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions) or on other terms in the aggregate not materially less favorable to Buyer, (iii) timely prepare the necessary prospectuses, offering circulars, private placement memoranda, or other offering documents or marketing materials with respect to the Debt Financing, (iv) in the event that all conditions in Article 7 have been satisfied or waived (other than those conditions that by their terms cannot be satisfied prior to the Closing, but which conditions would be satisfied if the Closing occurred on such date), direct the applicable Debt Financing Sources to consummate the Debt Financing at or prior to the Closing to the extent required to consummate the Purchase Transaction, and (v) enforce its rights under the Debt Commitment Letter. Buyer shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Commitment Letter and all related fee letters and definitive documents. Buyer shall keep Seller reasonably informed on a reasonably current basis of the status of Buyer’s efforts to obtain the Debt Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Debt Commitment Letter and shall give Seller prompt notice of any fact, change, event or circumstance that is reasonably likely, individually or in the aggregate, to have a material adverse impact on the Debt Financing necessary to satisfy all of Buyer’s obligations under this Agreement, including, promptly after obtaining knowledge thereof, providing Seller prompt written notice (A) of any breach of obligations under the Debt Commitment Letter by any party to the Debt Commitment Letter of which Buyer becomes aware, (B) if Buyer becomes aware that the Debt Financing contemplated by the Debt Commitment Letter may not be available to consummate the Purchase Transaction, or (C) of any actual or threatened withdrawal, repudiation or termination in writing of the Debt Commitment Letter or the Debt Financing (or any portion thereof) by any of the Debt Financing Sources. To the extent requested by Seller from time to time, Buyer shall provide to Seller executed copies of the material definitive documents related to the Debt Financing. If any portion of the Debt Financing required to consummate the Purchase Transaction becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Buyer shall use reasonable best efforts to obtain alternative financing, including from alternative sources, on Commercially Reasonable Terms (“Alternative Financing”) in an amount sufficient to consummate the Purchase Transaction as promptly as practicable following the occurrence of such event and the provisions of this Section 6.21 shall be applicable to the Alternative Financing and such financing shall be deemed to be a part of the “Debt Financing” for all purposes of this Agreement and, upon obtaining any commitment for any such Alternative Financing, any commitment letter for such Alternative Financing shall be deemed to be a part of the “Debt Commitment Letter” for all purposes of this Agreement. Buyer shall (I) comply in all material respects with the Debt Commitment Letter and each definitive agreement with respect thereto (collectively, with the Debt Commitment Letter, the “Debt Documents”), (II) enforce in all material respects their rights under each Debt Document and (III) not permit any amendment or modification to be made to, or any waiver of any material provision or remedy under, any Debt Document or the fee letter referred to in the Debt Commitment Letter without the prior written consent of Seller if such amendment or modification (1) decreases (or has the effect of decreasing) the aggregate amount of the Debt Financing to an amount that would be less than an amount that would be required to consummate the Purchase Transaction (together with other cash, available lines of credit or other sources of immediately available funds available to enable Buyer to consummate the Purchase Transaction contemplated hereby and pay all amounts required to consummate the Purchase Transaction on the Closing Date), (2) imposes new or additional conditions precedent to the Debt Financing, in each case which would reasonably be expected to prevent, delay or impair the availability of the Debt Financing when required to be funded or the satisfaction of the conditions to obtaining the Debt Financing, in each case on or prior to the Closing Date or (3) adversely impacts the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter; provided that, for the avoidance of doubt, Buyer may amend, replace, supplement or modify the Debt Commitment Letter solely (i) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (including in replacement of a lender) or (ii) to implement or exercise any “flex” provisions provided in the fee letter as in effect as of the date hereof. “Commercially Reasonable Terms” means, in the good faith, reasonable determination of Buyer, debt financing terms for financings comparable to the type of financing contemplated by the Debt Commitment Letter available in the market from major financing institutions to borrowers or issuers with credit ratings comparable to Buyer (determined giving pro forma effect to the Purchase Transaction) at the time the Alternative Financing is sought.

(d) Buyer acknowledges and agrees that the obtaining of any Debt Financing is not a condition to the Closing, and compliance by Buyer with this Section 6.21 shall not relieve Buyer of its obligation to consummate the Purchase Transaction, whether or not the Debt Financing (or any Alternative Financing) is available. For the avoidance of doubt, if any Debt Financing (or any Alternative Financing) has not been obtained, Buyer shall continue to be obligated, prior to any valid termination of this Agreement pursuant to Section 10.1, and subject to the fulfillment or waiver of the conditions set forth herein, to consummate the Purchase Transaction.

(e) All non-public or otherwise confidential information regarding Seller obtained by Buyer pursuant to this Section 6.21 shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information (a) to rating agencies, the lenders and potential lenders, underwriters and potential underwriters, participants, prospective participants, hedging counterparties or prospective hedging counterparties in accordance with the terms of the Debt Commitment Letter on a confidential basis, subject only to customary exceptions in no event more extensive than those set forth in the confidentiality provisions of the Debt Commitment Letter or customary engagement letter relating to the Purchase Transaction as in effect as of the date hereof (including, without limitation, as agreed in any confidential information memorandum or other marketing materials, which may be by “clickthrough” agreement or other affirmative action on the part of the recipient to access such information) in accordance with standard syndication processes or customary market standards for dissemination of such type of information and (b) in any prospectus or offering memorandum, provided, that in the case of this clause (b) that (i) Buyer provides to Seller a draft of such prospectus or offering memorandum reasonably in advance of the distribution thereof, (ii) such confidential information is required to be in the prospectus or offering memorandum and (iii) to the extent Seller determines that it is necessary or desirable for Seller to file a Current Report on Form 8-K pursuant to the Exchange Act, that contains such material non-public information with respect to Seller contained in any such prospectus or offering memorandum, Buyer shall give Seller an opportunity to file such Current Report on Form 8-K before Buyer distributes such prospectus or offering memorandum.

Section 6.22 IPMA and Transition Services Agreement. The parties agree that, on the Closing Date, Buyer and Seller will enter into the IPMA and the Transition Services Agreement. The Parties agree that they shall update the Transition Services Agreement to be entered into at Closing to add or remove Services (as defined therein), and associated pricing therefor, to the same extent, and subject to the same terms and conditions, as they are required to do following the Closing pursuant to the terms of the Transition Services Agreement, mutatis mutandis.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.1 Conditions Precedent to Obligations of Buyer and Seller. The respective obligations of the Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by such Party, but only as against such Party (and not the other Party)) on or prior to the Closing Date of each of the following conditions:

(a) No Injunction, etc. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or other Law that is in effect and has or would have the effect of prohibiting, enjoining or restraining the consummation of the transactions contemplated by this Agreement or otherwise making the consummation of the transactions contemplated by this Agreement illegal.

(b) Regulatory Authorizations. All waiting periods (and any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act, and any commitment to, or agreement with, any Governmental Authority in the United States or any jurisdiction listed on Schedule 7.1(b) of the Disclosure Letter to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by this Agreement, shall have expired or been terminated. The Governmental Consents under Antitrust Laws and foreign direct investment Laws listed in Schedule 7.1(b) of the Disclosure Letter shall have been obtained or deemed obtained and shall remain in full force and effect.

(c) Seller Stockholder Approval . Seller shall have obtained the Seller Stockholder Approval.

Section 7.2 Conditions Precedent to Obligation of Seller and the Other Sellers. The obligation of Seller and the Other Sellers to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or written waiver by Seller) on or prior to the Closing Date of each of the following conditions (in addition to those set forth in Section 7.1):

(a) Accuracy of Representations and Warranties of Buyer. The representations and warranties of Buyer contained in this Agreement (other than the Fundamental Representations of Buyer) shall be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures to be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” set forth therein) that would not have a Buyer Material Adverse Effect. The Fundamental Representations of Buyer shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Covenants of Buyer. Buyer shall have complied in all material respects with all covenants and agreements contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing.

(c) Other Transaction Documents. Buyer shall have duly executed and delivered, or caused each of the relevant Other Buyers to duly execute and deliver, the Transaction Documents to the extent a party thereto.

(d) Closing Certificate of Buyer. Seller shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Buyer stating that the conditions to Seller’s obligations in Section 7.2(a) and Section 7.2(b) have been met.

Section 7.3 Conditions Precedent to Obligation of Buyer. The obligation of Buyer to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Buyer) on or prior to the Closing Date of each of the following conditions (in addition to those set forth in Section 7.1):

(a) Accuracy of Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement (other than the Fundamental Representations of Seller) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) that would not have a Material Adverse Effect. The Fundamental Representations of Seller (other than the Fundamental Representations set forth in (i) the first sentence of Section 4.1 (Corporate Existence), (ii) Section 4.2 (Corporate Authority), (iii) the first sentence of Section 4.4(a) (Purchased Entities) and (iv) the first sentence of each of Section 4.4(b) and Section 4.4(c) (Purchased Entities; Capitalization) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) in all material respects. The Fundamental Representations of Seller set forth in the first sentence of each of Section 4.4(b) and Section 4.4(c) (Purchased Entities; Capitalization) shall be true and correct as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), in all but de minimis respects. The Fundamental Representations of Seller set forth in (i) the first sentence of Section 4.1 (Corporate Existence), (ii) Section 4.2 (Corporate Authority) and (iii) the first sentence of Section 4.4(a) (Purchased Entities) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Covenants of Seller. Seller shall have complied in all material respects with all covenants and agreements contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing.

(c) Other Transaction Documents. Seller shall have duly executed and delivered, or caused each of the relevant Other Sellers to duly execute and deliver, the Transaction Documents to the extent a party thereto.

(d) Seller Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect that is continuing as of the Closing Date.

(e) Seller Tax Forms. Seller and each Other Seller shall have provided to Buyer a properly completed and duly executed IRS Form W-9 or applicable IRS Form W-8.

(f) Restructuring. The Restructuring Activities shall have been completed in accordance with the Step Plan and the terms of this Agreement in all material respects (except with respect to actions (x) expressly contemplated in the Step Plan to be completed at or after the Closing, (y) that are labelled as “optional,” or (z) that are expressly contemplated by this Agreement as actions that may be completed following the Closing, including as set forth in Section 2.6).

(g) Closing Certificate of Seller. Buyer shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Seller stating that the conditions to Buyer’s obligations in Section 7.3(a), Section 7.3(b), Section 7.3(d), Section 7.3(e) and Section 7.3(f) have been met.

(h) Repayment and Discharge of Certain Existing Debt. With respect to all indebtedness incurred pursuant to the Existing Credit Agreements and the Existing Indentures, (i) all liens with respect to the Purchased Assets, Purchased Shares and assets of the Purchased Entities securing all indebtedness under the Existing Credit Agreements and the Existing Indentures shall have been released or extinguished prior to or concurrent with the Closing, (ii) all guarantees of all indebtedness under the Existing Credit Agreements and the Existing Indentures by the Purchased Entities shall have been released or extinguished prior to or concurrent with the Closing and (iii) either (A), (B) or (C) shall have occurred on or prior to the Closing Date: (A) all indebtedness incurred pursuant to the Existing Credit Agreements and the Existing Indentures shall have been repaid or redeemed and extinguished, (B) irrevocable notices of prepayment and/or termination shall have been delivered to the relevant agent under the Existing Credit Agreements and irrevocable notices of redemption shall have been delivered to the relevant trustee under the Existing Indentures on the Closing Date setting out the obligation to repay or redeem all indebtedness under the Existing Credit Agreements and the Existing Indentures following the Closing Date in accordance with the terms thereof and, (I) solely in the case of the Existing Indentures, either (x) any such indebtedness under the Existing Indentures shall also have been concurrently satisfied and discharged on the Closing Date to the applicable redemption date pursuant to the relevant provisions of the applicable Existing Indenture or (y) on the Closing Date, Seller shall have represented and agreed that within one Business Day following the Closing Date any such indebtedness under the Existing Indentures will be satisfied and discharged to the applicable redemption date pursuant to the relevant provisions of the applicable Existing Indenture, and (II) solely in the case of the Existing Credit Agreements, either (x) any such indebtedness under the Existing Credit Agreements shall have been concurrently paid in full on the Closing Date or (y) on the Closing Date, Seller shall have represented and agreed that within one Business Day following the Closing Date any such indebtedness under the Existing Credit Agreements will be paid in full or (C) the requisite holders of indebtedness issued pursuant to any Existing Credit Agreement or any Existing Indenture shall have consented to the Purchase Transaction and waived all rights with respect to the Purchased Entities and any obligation for the indebtedness under the Existing Credit Agreements and the Existing Indentures to remain an obligation of any Purchased Entity or become an obligation of Buyer or any of its affiliates, and Seller shall have provided customary evidence and a certification as to such consents or waivers. The taking of actions that satisfy the provisions of this Section 7.3(h) are referred to herein, collectively, as the “Refinancing.”

(i) Delivery of Carve-Out Financial Statements. Seller shall have delivered to Buyer the Carve-Out Financial Statements, which as of the date of delivery shall be Compliant (without giving effect to clause (d) of the definition of “Compliant”).

Section 7.4 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement.

ARTICLE 8

CLOSING

Section 8.1 Closing Date. Unless this Agreement shall have been terminated pursuant to Article 10, the closing of the Purchase Transaction and the other transactions hereunder (the “Closing”) shall take place remotely by conference call and electronic exchange of documents and signatures (or their electronic counterparts) at such time to be agreed by the Parties, and in such other places and at such times as are necessary to effect the transactions to be consummated at the Closing, on the second Business Day following the day on which each of the conditions set forth in Article 7 hereof are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or such other date as mutually agreed to by the Parties, (such date of the Closing being herein referred to as the “Closing Date”). The effective time of the Closing for Tax, operational and all other matters shall be deemed to be 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

Section 8.2 Buyer Obligations. At the Closing, (a) Buyer shall deliver the Estimated Purchase Price to Seller as provided in Section 3.2(b), (b) Buyer shall, or shall cause such of its Other Buyers to, execute and deliver to Seller the documents described in Section 7.2(c), and (c) Buyer shall deliver the officer’s certificate contemplated by Section 7.2(d).

Section 8.3 Seller Obligations. At the Closing, (a) Seller shall execute and deliver to Buyer, and Seller shall cause such of its Other Sellers to, execute and deliver to Buyer the documents described in Section 7.3(c), (b) Seller shall deliver the officer’s certificate contemplated by Section 7.3(g), and (c) except as set forth on Schedule 8.3(c) of the Disclosure Letter, Seller shall deliver the resignation letters from all directors, managers and officers of the Purchased Entities as requested by Buyer no later than 20 Business Days prior to the Closing Date.

ARTICLE 9

INDEMNIFICATION

Section 9.1 Indemnification.

(a) Subject to Section 6.8 relating to Taxes, following the Closing and subject to the terms and conditions of this Article 9, Seller shall indemnify, defend and hold harmless Buyer, its Subsidiaries (including, from and after the Closing, the Purchased Entities), and their respective officers, directors, employees, equityholders, assigns and successors (each, a “Buyer Indemnified Party” or collectively, the “Buyer Indemnified Parties”) from and against all Losses incurred, sustained, suffered or paid by such Buyer Indemnified Party arising out of or as a result of (i) any breach of any covenant or agreement of Seller in this Agreement, (ii) any breach of any Fundamental Representation or (iii) any Retained Liabilities (such Losses, individually and collectively, the “Buyer Losses”). A Buyer Indemnified Party shall not be entitled to recover more than once for the same Buyer Loss.

(b) Subject to Section 6.8 relating to Taxes, following the Closing and subject to the terms and conditions provided in this Article 9, Buyer shall indemnify, defend and hold harmless Seller and its Subsidiaries and their respective officers, directors, employees, equityholders, assigns and successors (each, a “Seller Indemnified Party” or collectively, the “Seller Indemnified Parties”) from and against all Losses incurred, sustained, suffered or paid by such Seller Indemnified Party arising out of or as a result of (i) any breach of any covenant or agreement of Buyer or a Purchased Entity in this Agreement that contemplates performance at or after the Closing, (ii) any Business Guarantee that remains outstanding after the Closing (to the extent relating to the Business, the Purchased Assets or the Assumed Liabilities), or (iii) any Assumed Liabilities (such Losses, individually and collectively, the “Seller Losses”). A Seller Indemnified Party shall not be entitled to recover more than once for the same Seller Loss.

Section 9.2 Certain Limitations.

(a) Notwithstanding anything in this Agreement or any Ancillary Materials to the contrary: (i) the representations and warranties made in this Agreement or any Ancillary Materials shall terminate effective as of the earlier of the Closing Date or the termination of this Agreement, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates or Representatives in respect thereof; provided, that this clause (i) shall not be deemed to limit claims for Fraud against the Person committing such Fraud; (ii) the Fundamental Representations shall terminate 36 months following the Closing Date; and (iii) the covenants and agreements of the Parties in this Agreement or any Ancillary Materials, to the extent they contemplate performance at or prior to the Closing, shall terminate 30 days following the Closing Date, and, after such date, there shall be no liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates in respect of any non-performance of any such covenant or agreement. The covenants and agreements of the Parties contained in this Agreement or any Ancillary Materials, to the extent they contemplate performance following the Closing, shall survive the Closing until 30 days following the date explicitly specified therein or, if not so specified, indefinitely; provided, that, notwithstanding anything to the contrary herein, the obligations of Buyer with respect to Assumed Liabilities (other than the indemnification obligations with respect to Liabilities pursuant to Section 6.8(a)(ii)), and the obligations of Seller and its Subsidiaries with respect to Retained Liabilities (other than the indemnification obligations with respect to Retained Tax Liabilities pursuant to Section 6.8(a)(i)), shall survive the Closing for an indefinite period; provided, further, that, notwithstanding anything to the contrary herein, the indemnification obligations with respect to Retained Tax Liabilities pursuant to Section 6.8(a)(i) and Liabilities pursuant to Section 6.8(a)(ii) shall survive the Closing Date until the date that is 60 days following the expiration of the applicable statute of limitations. The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 9.2(a) shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable.

(b) Each Party, for itself and on behalf of its Subsidiaries and Affiliates, hereby acknowledges and agrees that, effective as of the Closing, to the fullest extent permitted under applicable Law, including by contractually shortening the applicable statute of limitations, any and all rights, claims and causes of action it may have against any other Party, their Subsidiaries and Affiliates and their respective officers, directors, employees, partners, equityholders, members, managers, agents, attorneys, other Representatives, successors and permitted assigns, whether arising under, or based upon, any Law for all actions, omissions and events occurring up to and through the Closing (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived and released except for (i) claims for Fraud against the Person committing such Fraud, (ii) the Buyer Losses expressly provided for in Section 9.1(a), (iii) the Seller Losses expressly provided for in Section 9.1(b), and (iv) the post-Closing obligations of a signatory to a Transaction Document to be performed following the Closing thereunder (together, the “Retained Claims”). Furthermore, without limiting the generality of this Section 9.2(b), except for the Retained Claims, no claim shall be brought or maintained by, a Party against any other Party, their Subsidiaries, Affiliates or their respective officers, directors, employees, partners, equityholders, members, managers, agents, attorneys, other Representatives, successors and permitted assigns, and no recourse shall be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Parties contained in or related to this Agreement, any Ancillary Materials or the Business, regardless of the legal theory under which such liability or obligation may be sought to be imposed.

(c) The Indemnified Parties shall exercise all commercially reasonable efforts to mitigate the amount of any Buyer Losses or Seller Losses, as applicable, after becoming aware of any event or matter which could reasonably be likely to result in Losses. The failure to mitigate if required hereby shall not result in the loss of any indemnification rights, but the amount of otherwise indemnifiable Losses resulting from such matter will be reduced by the amount thereof that would have been prevented had such mitigation occurred.

(d) Without limiting the foregoing, Buyer Losses and Seller Losses, as applicable, shall be calculated net of any amounts actually recovered under third party insurance policies (including, if applicable, the R&W Insurance Policy and Tax Policy) and contractual indemnification or contribution provisions with third parties (in each case, calculated net of reasonable expenses (including any Taxes)) incurred in procuring or receiving such recovery and, with respect to recoveries from insurance (other than the R&W Insurance Policy or Tax Policy), any increase in premiums or retroactive premium adjustments or chargebacks paid by or on behalf of such Indemnified Party as a result of the insurance claim related to such Loss, and taking into account the available coverage under the relevant insurance policy, it being understood that such coverage shall first be available to satisfy other claims pending under such policy at the time claim related to such Loss is made); provided, that in the event that any Indemnified Party first recovers from the Indemnifying Party for any particular Losses and thereafter recovers for the same Losses pursuant to any third party insurance policies or contractual indemnification or contribution provisions (including the R&W Insurance Policy and, if applicable, the Tax Policy), then the amount recovered pursuant to such insurance policies or contractual indemnification or contribution provisions (in each case, calculated net of reasonable expenses (including any Taxes)), up to the amount first recovered from the Indemnifying Party, shall be paid to the Indemnifying Party by such Indemnified Party. The Indemnified Parties shall use reasonable best efforts to promptly obtain recovery of any Losses under any available third party insurance policies (including the R&W Insurance Policy and, if applicable, the Tax Policy) that may extend to such Losses or pursuant to a claim against any third party for indemnification or contribution under any applicable Contract, except to the extent that such efforts or recovery under such applicable Contract (excluding the R&W Insurance Policy, the Tax Policy and other third-party insurance policies) would reasonably be expected to be materially detrimental to its business, reputation or future business prospects.

(e) Further, other than pursuant to Section 6.7 or Section 6.9 or with respect to the R&W Insurance Policy or Tax Policy, nothing in this Agreement shall require any Indemnified Party to continue or maintain in effect any insurance policies.

(f) Notwithstanding anything contained herein to the contrary, in no event will (i) any Buyer Indemnified Party have any right to indemnification (and Buyer Losses shall not be deemed to have been incurred) with respect to any matter to the extent that such matter is accrued or reflected or otherwise taken into account in the calculation of the Final Closing Net Working Capital, Final Business Indebtedness or to the extent the Final Purchase Price has otherwise been adjusted for such matter pursuant to the terms of this Agreement, (ii) Seller be liable for an amount of Buyer Losses indemnifiable pursuant to Section 9.1(a) in excess of the Final Purchase Price other than for Fraud, which shall be uncapped and (iii) Buyer be liable for an amount of Seller Losses pursuant to Section 9.1(b) in excess of the Final Purchase Price actually paid to Seller, other than for Fraud, which shall be uncapped.

Section 9.3 Indemnification Procedures, Third Party Claims.

(a) General Claim Procedure. Except with respect to Tax Claims, which are addressed in Section 6.8, in respect of any claim regarding indemnification for any Loss or Liability under this Agreement, the Party making such claim shall have the burden of proof that such Party is entitled to such indemnification. In the event any Indemnified Party should have a claim against any Indemnifying Party for indemnification of Losses hereunder, the Notifying Party shall deliver a notice of such claim to the Indemnifying Party within 30 days of becoming aware of the facts underlying such claim, stating in reasonable detail the nature and basis of such claim (including, to the extent such claim relates to a Third Party Claim, reasonable details of each claim made by the relevant third party in connection with such Third Party Claim and copies of the relevant material documents received by the Indemnified Party evidencing such Third Party Claim), the amount of the claim, the basis for the indemnification sought, and all material documents reflecting or evidencing the basis for such claim (in each case, to the extent then known and in the control of the Notifying Party); provided, that failure to timely provide notice or such other information required by this Section 9.3(a) will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party or Notifying Party for indemnification of Losses hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby. If the Indemnifying Party notifies the Notifying Party that it does not dispute the claim described in such notice, or fails to notify the Notifying Party within 30 days after delivery of such notice by the Notifying Party whether the Indemnifying Party disputes the claim described in such notice, then such claim (including the Loss specified in the Notifying Party’s notice) shall be conclusively deemed a liability of the Indemnifying Party. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Notifying Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved subject to Section 11.9.

(b) Third Party Claims.

(i) Within 30 days after the receipt by any Indemnified Party of a notice of any claim or Proceeding by any third party that is reasonably likely to be subject to indemnification under this Article 9 (a “Third Party Claim”), including any claim or Proceeding relating to any Retained Liability or any Assumed Liability, the Notifying Party shall give written notice of such Third Party Claim to the Indemnifying Party in accordance with Section 9.3(a) above (the “Third Party Claim Notice”); provided, that failure to timely provide notice or such other information required by this sentence will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party or Notifying Party for indemnification of Losses hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby. Thereafter, the Notifying Party shall deliver to the Indemnifying Party, promptly after any Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party, or filed or published, relating to the Third Party Claim; provided, that failure to timely provide notice or such other information required by this sentence will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party or Notifying Party for indemnification of Losses hereunder, except to the extent that the defense of such action is actually and materially prejudiced thereby. The Parties agree that any Assumed Pending Litigation that constitute(s) Third Party Claims subject to the provisions of this Section 9.3(b) do not require a Third Party Claim Notice to be given.

(ii) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof. In addition, the Indemnifying Party may elect (by written notice to the Indemnified Party within 30 days after the Indemnifying Party receives notice of such claim, or at any time thereafter if a diligent and good faith defense of such claim is not being, or ceases to be, conducted by the Indemnified Party and such conduct is not remedied within 15 days after notice in writing to the Indemnified Party by the Indemnifying Party) to assume and control the defense thereof with counsel selected by the Indemnifying Party reasonably acceptable to the Indemnified Party. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof for so long as the Indemnifying Party continues to direct such defense. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ, at its own expense, counsel not reasonably objected to by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense and shall be empowered to make any settlement with respect to such Third Party Claim, subject to the terms of this Section 9.3(b). If and solely to the extent that the underlying Third Party Claim is determined to be indemnifiable hereunder, the Indemnifying Party shall be liable to indemnify the Indemnified Party for any reasonable fees and expenses of counsel plus any irrecoverable VAT employed by the Indemnified Party in defense of such Third Party Claim for any period during which the Indemnifying Party has not assumed the defense thereof.

(iii) Notwithstanding the foregoing, the Indemnifying Party shall only be entitled to assume the defense of any Third Party Claim for so long as (A) the Indemnifying Party conducts the defense in an active and diligent manner, (B) the Indemnified Party has not irrevocably waived any rights it may have to indemnification under this Article 9 with respect to such Third Party Claim, (C) the Third Party Claim is not in respect of any matter involving criminal liability, (D) the matter that is the subject of the Third Party Claim does not seek as a cause of action the imposition of an equitable or injunctive remedy that would materially restrict the operation or activities of the Indemnified Party, (E) a claim is involved which, if adversely determined, would be reasonably expected to establish a precedent, custom or practice materially adverse to the continuing business interests or prospects of the Indemnified Party, (F) a claim by any Governmental Authority is involved, (G) such Third Party Claim does not involve a claim made by a customer, supplier or vendor or other business relationship that is material to the Business, taken as a whole, (H) the amount at issue in such Third Party Claim does not exceed the Indemnifying Party’s indemnification obligations pursuant to Section 9.1 and Section 9.2 and (I) the Indemnified Party has not been advised by outside counsel that there would be an actual conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such matter.

(iv) The Parties shall cooperate reasonably, and shall cause their Subsidiaries to cooperate reasonably, in the defense or prosecution (or settlement) of any Third Party Claim against any of them. Such cooperation shall include the retention and (upon the reasonable request of an Indemnifying Party or other Party involved in such claim) the provision of documents, records and information that are reasonably relevant to such Third Party Claim upon reasonable request therefor (subject to the receiving Party’s agreement to appropriate provisions for maintaining confidentiality and privilege in a manner consistent with Section 6.2 and Section 6.12), and making employees available on any basis reasonably requested by such Party to provide additional information and explanation of any material provided hereunder or otherwise relating to the Third Party Claim.

(v) Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party may compromise or settle the same; provided, however, that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement and in no event shall the Indemnifying Party compromise or settle any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such compromise or settlement (A) provides for no relief other than the payment of monetary damages borne solely by the Indemnifying Party, (B) does not include any admission of wrongdoing or violation of Law on the part of the Indemnified Party or its Subsidiaries, and (C) includes as an unconditional term thereof the giving by the third party claimant to the Indemnified Party of an unconditional release from all liability or obligation in respect thereof. For the avoidance of doubt, the Indemnifying Party shall have no obligation or right to obtain any settlement, compromise, discharge or release with respect to any portion of a Third Party Claim that is not indemnifiable by the Indemnifying Party hereunder.

(vi) Notwithstanding anything to the contrary herein, the provisions of this Section 9.3 shall not apply to any claim with respect to Taxes, which shall be governed solely by Section 6.8.

Section 9.4 Treatment of Indemnification Payments. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

Section 9.5 Remedies Exclusive. Following the Closing, with the exception of (a) the matters covered by Section 2.6, Section 3.5, Section 6.6 and Section 6.8, and (b) remedies awarded by a court of competent jurisdiction based on a judgment that Seller or Buyer committed Fraud, the indemnification rights (subject to the associated limits) set forth in this Article 9 shall constitute the sole and exclusive remedy and shall be in lieu of any other remedies that may be available to the Indemnified Parties pursuant to any statutory or common law (including Environmental Law), whether in contract, tort, equity or otherwise, with respect to any Losses, Liabilities or Proceedings (including legal, expert and consultant fees and expenses) of any kind or nature incurred directly or indirectly resulting from or arising out of, under or with respect to any of this Agreement, the Ancillary Materials or the transactions contemplated hereby or thereby; provided, that nothing in this Section 9.5 or elsewhere in this Agreement

(subject to Section 10.2) shall affect the Parties’ rights to specific performance, injunctive relief or other similar equitable remedies with respect to the covenants referred to in this Agreement to be performed at or after the Closing, and, for clarity, this Section 9.5 shall not limit the rights and remedies of the Parties under any of the Transaction Documents (other than this Agreement and the Ancillary Materials). Seller and Buyer each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.5.

Section 9.6 Exercise of Remedies by Persons Other than the Parties. No Buyer Indemnified Party (other than Buyer or any successor or assignee of Buyer) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless Buyer (or any successor or assignee of Buyer) consents to the assertion of the indemnification claim or the exercise of the other remedy. No Seller Indemnified Party (other than Seller or any successor or assignee of Seller) is entitled to assert any indemnification claim or exercise any other remedy under this Agreement unless Seller (or any successor or assignee of Seller) consents to the assertion of the indemnification claim or the exercise of the other remedy, other than in its capacity as a Business Indemnitee pursuant to Section 6.9.

Section 9.7 General Limitations.

(a) For the avoidance of doubt, no Indemnified Party shall have any right to indemnification under this Article 9 for any Loss to the extent that such Indemnified Party previously obtained indemnification under this Article 9 or a Specified Agreement for such Loss, and in no event shall any Party be indemnified under different provisions of this Agreement for Losses that have already been paid or otherwise taken into account under this Agreement or a Specified Agreement.

(b) All Losses under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement, and, notwithstanding anything in this Agreement or any Specified Agreement to the contrary, no Party shall be entitled to recover any Loss more than once under this Agreement and the Specified Agreements.

ARTICLE 10

TERMINATION

Section 10.1 Termination Events. This Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a) by mutual written consent of the Parties;

(b) after August 3, 2026 (the “Outside Date”) by any Party by notice to the other Party if the Closing shall not have been occurred on or prior to the Outside Date; provided, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose breach of, or failure to perform any of its obligations under, this Agreement was the primary cause of the failure of the Closing to occur on or before such date; provided, further, neither Party shall have any right to terminate this Agreement pursuant to this Section 10.1(b) during the pendency of a Proceeding by the other Party for specific performance to consummate the transactions contemplated hereby (including to effect the Closing in accordance with Section 8.1) pursuant to Section 11.7, and the Outside Date shall automatically be extended by (i) the amount of time during which any such Proceeding is pending, plus 20 Business Days or (ii) such other time period established by the court presiding over such Proceeding; provided, further, that if, on the Outside Date, any of the conditions to the Closing set forth in Section 7.1(a) (solely to the extent any such Order, Law or Proceeding relates to or is in respect of any Antitrust Law or foreign direct investment Law) or Section 7.1(b) shall not have been satisfied but all other conditions to the Closing set forth in Article 7 have been satisfied (other than those conditions that by their terms cannot be satisfied prior to the Closing, but which conditions would be satisfied if the Closing occurred on such date), then the Outside Date may be extended to February 3, 2027 upon the written notice of either Party;

(c) by either Party by notice to the other Party if a Governmental Authority of competent jurisdiction shall have, after the Agreement Date, issued, entered, enacted or promulgated a nonappealable final Order or other Law, or taken any other nonappealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Purchase Transaction or the transactions contemplated by this Agreement (provided, that neither Party shall have the right to terminate this Agreement pursuant to this Section 10.1(c) if such Party’s breach of any of its obligations under this Agreement was the primary cause of such Order, Law or action);

(d) by Seller by notice to Buyer if there has been a breach of any representation or warranty set forth in Article 5, or a breach or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied and (ii) shall not have been cured within 20 Business Days (or by the Outside Date, if earlier) following receipt by Buyer of written notice of such breach or failure to perform from Seller; provided, that the right to terminate this Agreement pursuant to this Section 10.1(d) will not be available to Seller if Seller is then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 7.3(a) or Section 7.3(b) is not satisfied at such time;

(e) by Buyer by notice to Seller if there has been a breach of or failure to perform any representation or warranty set forth in Article 4, or a breach or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied and (ii) shall not have been cured within 20 Business Days (or by the Outside Date, if earlier) following receipt by Seller of written notice of such breach or failure to perform from Buyer; provided, that the right to terminate this Agreement pursuant to this Section 10.1(e) will not be available to Buyer if Buyer is then in breach of any representations, warranties, covenants or agreements contained in this Agreement such that any condition set forth in Section 7.2(a) or Section 7.2(b) is not satisfied at such time;

(f) by Seller if (i) Buyer shall have failed to consummate the Purchase Transaction within two Business Days after the date on which the Closing should have occurred pursuant to Section 8.1, (ii) all the conditions set forth in Section 7.1 and Section 7.3 would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing provided such conditions would have been capable of being satisfied as of such date if the Closing were to occur), and (iii) Seller shall have given written notice to Buyer at least two Business Days prior to the termination of this Agreement pursuant to this Section 10.1(f) (which notice may be given on the date the Closing should have occurred) that Seller stands ready, willing and able to consummate the Purchase Transaction (subject to the satisfaction or waiver of all of the conditions set forth in Section 7.2);

(g) by Seller by notice to Buyer if prior to obtaining the Seller Stockholder Approval, the board of directors of Seller shall have authorized Seller to enter into a definitive agreement with respect to a Seller Superior Proposal and Seller enters into such definitive agreement concurrently with its termination of this Agreement, but only if (i) Seller is permitted to terminate this Agreement to accept a Seller Superior Proposal pursuant to, and subject to its compliance with the applicable terms and conditions of, Section 6.19(d) and (ii) as a condition to the effectiveness of such termination, Seller pays to Buyer the Seller Termination Fee prior to or simultaneously with such termination;

(h) by either Party by notice to the other Party if the Seller Stockholder Approval shall not have been obtained upon a vote taken thereon at the Seller Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof; or

(i) by Buyer by notice to Seller if the board of directors of Seller shall have made a Seller Adverse Recommendation Change or Seller shall have materially violated or breached any of its obligations under Section 6.19.

Section 10.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the Parties shall terminate and, other than (x) Buyer’s right to receive payment from Seller of the Seller Termination Fee pursuant to Section 10.4, which, in circumstances in which the Seller Termination Fee is owed, shall constitute the sole and exclusive monetary remedy of Buyer and its Subsidiaries (or their respective equityholders, Affiliates, directors, officers, employees, agents, consultants or Representatives) against Seller (or any equityholder, Affiliate, director, officer, employee, agent, consultant or Representative of Seller) and (y) Seller’s right to receive payment from Buyer of the Reverse Termination Fee pursuant to Section 10.4, which, in circumstances in which the Reverse Termination Fee is owed, shall constitute the sole and exclusive monetary remedy of Seller and its Subsidiaries (or their respective equityholders, Affiliates, directors, officers, employees, agents, consultants or Representatives) against Buyer (or any equityholder, Affiliate, director, officer, employee, agent, consultant or Representative of Buyer), there shall be no Liability on the part of any Party (or any equityholder, Affiliate, director, officer, employee, agent, consultant or Representative of such Party) to any other Party (or its equityholders, Affiliates, directors, officers, employees, agents, consultants or Representatives), except that the provisions of Section 6.2(b), Section 6.21(b), this Section 10.2, Section 10.3 and Article 11 of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof. Notwithstanding the foregoing, the provisions of this Section 10.2 shall not relieve any Party of any Liability (i) for any Willful Breach of this Agreement occurring prior to the termination of this Agreement, or (ii) pursuant to the sections specified in this Section 10.2 to survive such termination. For purposes of this Agreement, “Willful Breach” means the breach of a covenant by a deliberate action or deliberate omission taken (or deliberately failed to be taken) intentionally with the knowledge that such action or omission constitutes a material breach of such covenant, and which such knowledge, (A) in the case of Seller, shall require the actual knowledge of one or more of the persons listed on Schedule 1.1(a)(iv)(A) of the Disclosure Letter, or (B) in the case of Buyer, shall require the actual knowledge of one or more of the persons listed on Schedule 1.1(a)(iv)(B) of the Disclosure Letter.

Section 10.3 Expenses. Except as otherwise expressly provided herein, including in this Section 10.3, whether or not the Closing occurs, Seller and Buyer shall each pay their respective expenses (including legal, investment banker and accounting fees) incurred in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby. Notwithstanding the foregoing, (a) Buyer shall pay all filing fees in connection with filings under the HSR Act and other applicable Antitrust Laws or foreign direct investment Laws and (b) Buyer shall be obligated to reimburse Seller for such costs and expenses as expressly identified in Section 6.20 and Section 6.21.

Section 10.4 Termination Fees.

(a) If this Agreement is terminated by:

(i) (A) Buyer pursuant to Section 10.1(e), (B) either Buyer or Seller pursuant to Section 10.1(b) (and, at the time of such termination, the condition set forth in Section 7.1(c) has not been satisfied) or (C) either Buyer or Seller pursuant to Section 10.1(h) and in any such case of clauses (A), (B) or (C), (x) prior to such termination (or prior to the Seller Stockholder Meeting in the case of termination pursuant to Section 10.1(h)), a Seller Acquisition Proposal is publicly disclosed after the date of this Agreement and (y) within twelve (12) months after such termination, a Seller Acquisition Proposal is consummated or Seller enters into a definitive agreement with respect to any Seller Acquisition Proposal (provided, however, that for the purposes of this Section 10.4(a), the references to “twenty percent (20%)” and “eighty percent (80%)” in the definition of Seller Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) Buyer pursuant to Section 10.1(i) (or pursuant to any other provision of Section 10.1 if Buyer was then entitled to terminate this Agreement pursuant to Section 10.1(i)); or

(iii) Seller pursuant to Section 10.1(g);

Then, in each such case, Seller shall pay, or cause to be paid, to Buyer the Seller Termination Fee. Any payments required to be made under this Section 10.4(a) shall be made by wire transfer of same day funds to the account or accounts designated by Buyer, (x) in the case of clause (i) above, on the earlier of the date of consummation of, or entry into a definitive agreement with respect to, such Seller Acquisition Proposal, (y) in the case of clause (ii) above, promptly, but in no event later than three (3) Business Days after the date of such termination and (z) in the case of clause (iii) above, immediately prior to or concurrently with the termination of this Agreement.

(b) In the event this Agreement is terminated by either Buyer or Seller pursuant to (i) Section 10.1(c) and (x) the applicable Order, Law or action that gives rise to such termination right arises under any Antitrust Law and (y) at the time of such termination, there has been no material breach by Seller of any of its obligations under Section 6.3 of this Agreement or (ii) Section 10.1(b), and at the time of such termination, (x) any of the conditions set forth in Section 7.1(b) and Section 7.1(a) (with respect to Section 7.1(a), solely to the extent that such Order or Law arises under any Antitrust Law) have not been satisfied or waived, (y) all of the other conditions set forth in Article 7 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but would be satisfied at the Closing if it were then held) and (z) there has been no material breach by Seller of any of its obligations under Section 6.3 of this Agreement, then Buyer shall pay or cause to be paid to Seller the Reverse Termination Fee (x) no later than five (5) Business Days after such termination in the event of a termination by Seller or (y) as a condition to termination in the event of a termination by Buyer, in each case by wire transfer of immediately available funds to the account or accounts designated by Seller.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall (x) Seller be required to pay the Seller Termination Fee on more than one occasion and (y) Buyer be required to pay the Reverse Termination Fee on more than one occasion.

(d) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 10.4 are an integral part of the transactions contemplated by this Agreement, (ii) the Seller Termination Fee and the Reverse Termination Fee are each not a penalty, but are liquidated damages, in a reasonable amount that will compensate Buyer, in the circumstances in which the Seller Termination Fee is payable, or Seller, in circumstances in which the Reverse Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if Seller or Buyer fails to timely pay any amount due pursuant to this Section 10.4 and, in order to obtain such payment, Buyer or Seller commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 10.4, the party required to pay an amount due pursuant to this Section 10.4 shall pay the other party’s costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Notices. Except as otherwise expressly provided in this Agreement, all communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person, on the next Business Day when sent by overnight courier, or, when sent via e-mail, (x) on the date of such transmission (if no delivery failure is received by the sender) if transmitted prior to 5:00 p.m., local time at the place of receipt or (y) on the date following such transmission (if no delivery failure is received by the sender) if transmitted after 5:00 p.m., local time at the place of receipt, and

If to Seller:	CommScope Holding Company, Inc.
3642 E. US Highway 70
Claremont, North Carolina 28610
	Attention:	Kyle Lorentzen
Krista Bowen
	Telephone:	[***]
[***]
	Email:	[***]
[***]

with copies to:	Alston & Bird LLP
Vantage South End
1120 South Tryon Street, Suite 300
Charlotte, North Carolina 28203-6818
	Attention:	C. Mark Kelly
T. Scott Kummer
Peter C. Fritz
	Telephone:	(704) 444-1075
	Email:	mark.kelly@alston.com
scott.kummer@alston.com
peter.fritz@alston.com

If to Buyer:	Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492
	Attention:	Lance E. D’Amico
David Cohen
	Email:	[***]
[***]

with copies to:	Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
	Attention:	Charles K. Ruck
Andrew C. Elken
Brian R. Umanoff
	Email:	charles.ruck@lw.com
andrew.elken@lw.com
brian.umanoff@lw.com

or to such other address as any such Party shall designate by written notice to the other Party as provided in this Section 11.1.

Section 11.2 Bulk Transfers. Buyer hereby waives compliance by Seller and the Other Asset Sellers and their respective Affiliates with the provisions of all applicable Laws relating to bulk transfers or similar provisions in connection with the transfer of the Purchased Shares and the Purchased Assets pursuant to this Agreement and the other Transaction Documents. Buyer shall not withhold any portion of the Estimated Purchase Price or Final Purchase Price based on any such non-compliance.

Section 11.3 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement and the application of such provision to other Persons or circumstances other than those which it is determined to be illegal, void or unenforceable, shall not be impaired or otherwise affected and shall remain in full force and effect to the fullest extent permitted by applicable Law, and Seller and Buyer shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the Parties as expressed by such illegal, void or unenforceable provision.

Section 11.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax, .pdf email transmission or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 11.4. Once this Agreement is signed, any reproduction of this Agreement made by reliable means (for example, photocopy or facsimile) is considered an original, to the extent permissible under applicable Law.

Section 11.5 Assignment; Third Party Beneficiaries. This Agreement shall not be assigned by either Party without the prior written consent of the other Party, and any attempted assignment, without such consent, shall be null and void. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than

Buyer, Seller or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement; provided, that (a) the Indemnified Parties shall be express third party beneficiaries of and shall be entitled to rely upon and enforce Article 9 and this Section 11.5(a), and (b) the Business Indemnitees shall be express third party beneficiaries of and shall be entitled to rely upon and enforce Section 6.9 and this Section 11.5(b), and (c) the Retained Law Firms shall each be a third party beneficiary of and shall be entitled to rely upon and enforce Section 11.13 and this Section 11.5(c), and in each of the foregoing cases, none of such Sections may be amended, modified or waived in manner adverse to such applicable third party beneficiary thereof without the consent of such third party beneficiary.

Section 11.6 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by both Parties; provided, however, that after the Seller Stockholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of Seller, as applicable, without such further approval of such stockholders nor any amendment or change not permitted under applicable Law. No waiver by either Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, or a failure or delay by any Party in exercising any power, right or privilege under this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, or in any documents delivered or to be delivered pursuant to this Agreement or in connection with the Closing hereunder. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. Notwithstanding anything to the contrary contained herein, the provisions referenced in Section 11.5 as being for the benefit of third party beneficiaries (and any other provision of this Agreement to the extent such amendment, supplement, waiver or other modification of such provision would modify the substance of such Section or the rights of the third party beneficiaries referenced therein) may not be amended, supplement, waived or otherwise modified in a manner adverse to such third party beneficiary without the prior written consent of such third party beneficiary. Notwithstanding the foregoing, this Section 11.6, Section 11.8, Section 11.9 and Section 11.17 (and any provision of this Agreement and definitions of the defined terms used herein (including the definition of “Debt Financing Source”) to the extent a modification, waiver or termination of such provision would modify the substance of Section 11.17) may not be modified, waived or terminated in a manner that is adverse to any Debt Financing Source without the prior written consent of the Debt Financing Sources.

Section 11.7 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with the terms hereof or were otherwise breached and that the Parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches and threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at Law or in equity. The Parties agree that, notwithstanding anything to the contrary herein, Seller shall be entitled to obtain any injunction, specific performance or any other equitable relief requiring Buyer to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 8.1, on the terms and subject to the conditions in this Agreement. Each of the Parties hereto agrees that it will not oppose, and irrevocably waives its rights to object to, the granting of an injunction, specific performance or other equitable relief to enforce any provision of this Agreement not performed in accordance with the terms hereof or that were otherwise breached on the basis that the other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity.

Section 11.8 Governing Law. Except as set forth in Section 11.17, this Agreement and all claims and Proceedings arising out of this Agreement (and any actions of any Party hereto in the negotiation, administration, or performance hereof or the interpretation and enforcement of the provisions of this Agreement) shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware (whether arising in contract, tort, equity or otherwise), without regard to any conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of Delaware.

Section 11.9 Consent to Jurisdiction. Except as set forth in Section 11.17, the Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any Federal court of the United States of America located within the State of Delaware, with respect to any and all claims and Proceedings related to this Agreement (and any actions of any Party hereto in the negotiation, administration, performance or enforcement of this Agreement) and the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Article 9 hereof), and, to the fullest extent permitted by Law, hereby waive, and agree not to assert, as a defense in any action, suit or other Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or other Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably and unconditionally agree that all claims with respect to such action, suit or other Proceeding shall be heard and determined in such a Delaware State or, to the extent permitted by Law, Federal court. The Parties hereby consent to and grant any such court jurisdiction over the Person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or Proceeding in the manner provided for notices in Section 11.1 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

With respect to any particular action, suit or other Proceeding contemplated above, venue shall lie solely in the Court of Chancery of the State of Delaware or such Federal court located within the State of Delaware. The Parties further agree, to the extent permitted by Law, that final and non-appealable judgment against a party in any action, suit or Proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Each of the Parties agrees that it will not bring or support any action or Proceeding described in this Section 11.9 other than in the courts as described above.

Section 11.10 Entire Agreement. This Agreement and the other Transaction Documents, the Confidentiality Agreement, the Disclosure Letter and the Exhibits and Schedules hereto set forth the entire agreement and understanding of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, representations or warranties relating to such subject matter. In the event of any inconsistency between the provisions of this Agreement and any Closing Transfer Document, the provisions of this Agreement shall prevail. The Confidentiality Agreement shall be automatically terminated and be of no further force and effect effectively immediately upon the earlier of (a) the Closing and (b) the termination of such Contract in accordance with its terms.

Section 11.11 No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the Parties. This Agreement does not authorize any Party (a) to bind or commit, or to act as an agent, employee or legal Representative of, another Party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of another Party. The Parties are independent contractors with respect to each other under this Agreement. Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.11.

Section 11.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF OR RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF, INCLUDING IN RESPECT OF ANY ACTION AGAINST ANY DEBT FINANCING SOURCE. EACH PARTY HERETO (A) CONSENTS TO TRIAL WITHOUT A JURY OF ANY SUCH PROCEEDINGS, (B) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (C) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

Section 11.13 Retention of Counsel. Buyer, for itself and, following the Closing, the Purchased Entities, and for Buyer’s and, following the Closing, the Purchased Entities’ respective successors and assigns, irrevocably acknowledges and agrees that all communications between Seller and its Subsidiaries, on the one hand, and legal counsel, on the other hand, including Retained Law Firms made in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Proceeding arising under or in connection with, this Agreement that, immediately prior to the Closing, would be deemed to be privileged communications of Seller or any of its Subsidiaries (including the Purchased Entities) and their counsel, shall continue after the Closing to be privileged communications between Seller and such counsel, and neither Buyer nor any Person, acting or purporting to act on behalf of or through Buyer shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to the Purchased Entities and not to Seller. Buyer and the Purchased

Entities agree that any attorney-client privilege, attorney work-product protection, and expectation of client confidence arising from or as a result of Retained Law Firms’ representation of a Purchased Entity or Seller in connection with the negotiation, preparation, execution, delivery and closing under, or any dispute or Proceeding arising under or in connection with, this Agreement that exists prior to the Closing, and all information and documents covered by such privilege or protection, shall belong to and be controlled by Seller and may be waived only by Seller, and not a Purchased Entity, and shall not pass to or be claimed or used by Buyer or any Purchased Entity, except with respect to the assertion of such privilege or protection against a third party.

Section 11.14 No Recourse Against Non-Parties. (a) All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Transaction Documents, or the negotiation, execution, performance or non-performance of this Agreement or the Transaction Documents (including any representation, warranty, covenant or agreement made in or in connection with this Agreement or as an inducement to enter into this Agreement or the Transaction Documents, and any breach or inaccuracy thereof), may be made only against (and subject to the terms and conditions thereof) the entities that are expressly identified as parties hereto or, in the case of the other Transaction Documents, the parties thereto with respect to the specific obligations of such parties set forth therein and (b) no Person who is not an express named party to this Agreement or the Transaction Documents, including any past, present or future director, officer, employee, incorporator, member, manager, partner, direct or indirect equityholder, Affiliate, agent, attorney or Representative of any named party to this Agreement or the Transaction Documents (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any claims, causes of action, obligations or liabilities arising under, in connection with or related to this Agreement or the Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the Transaction Documents or its negotiation, execution performance or non-performance, and each party hereto waives and releases all such liabilities, claims, causes of action and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.

Section 11.15 Rules of Construction.

(a) The Parties have been represented by counsel during the negotiation, preparation and execution of this Agreement and the other Transaction Documents and, therefore, hereby waive, with respect to this Agreement, any other Transaction Document and each Exhibit, each Appendix and each Schedule attached hereto or thereto, the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

(b) When a reference is made in this Agreement to Sections, Exhibits, Appendices or Schedules, such reference shall be to a Section of, or an Exhibit or Appendix to, this Agreement or Schedule to the Disclosure Letter unless otherwise indicated. The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any exhibits, appendices and schedules to this Agreement (unless such exhibits, appendices and schedules are separate, executed agreements, in which case such agreement, when executed and delivered, shall constitute a document independent of this Agreement)) and not to any particular provision of this Agreement. The words “include,” “including” or “includes” when used herein shall be deemed, in each case, to be followed by the words “without limitation” or words having similar import. The word “or” shall be inclusive and not exclusive unless used in conjunction with “either” or the like. The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a true, correct and complete copy of the information or material referred to has been physically or electronically provided to the Party to whom such information or material is to be provided, and in addition, in the case of “provided to,” “furnished to,” “delivered to,” or “made available” to Buyer, it means material that has been (i) posted in the “data room” established by or on behalf of Seller and hosted by Datasite under the name “Project Camelot” or (ii) physically or electronically (via email or facsimile) provided to Buyer or its Representatives. The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Unless the context of this Agreement otherwise requires: (A) words of any gender include each other gender; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) references to “day” or “days” are to calendar days, unless Business Days are expressly specified; (D) any reference in this Agreement to “writing” or comparable expressions includes a reference to e-mail communications or comparable means of communication; (E) references to “non-U.S.” means any non-United States jurisdiction; and (F) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively, and, when calculating the period of time before which, within which or following which any act is required to be done pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. The phrase “to the extent” means the degree to which a subject or other matter extends, and such phrase shall not simply mean “if.” References to any Law, statute and related regulation shall include any amendments of the same and any successor Laws, statutes and regulations. Each reference to any Contract shall be to such Contract as amended, supplemented, waived or otherwise modified from time to time prior to the date of this Agreement. A reference to any Person includes such Person’s successors and permitted assigns. In the event of any express conflict between the terms of this Agreement and any other Transaction Document, this Agreement will control. Further, where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty, covenant or agreement.

(c) Any reference in this Agreement to wire transfers or other payments requires payment in dollars of the United States of America unless otherwise expressly stated in that reference. Any amounts to be converted into Dollars for the purpose of calculating any amounts under this Agreement shall be converted into Dollars at the Designated Exchange Rate.

Section 11.16 Disclosure Letter. Certain information set forth in Schedules to the Disclosure Letter is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement and no Party, nor any of their respective Subsidiaries, nor any of the Purchased Entities makes any representations or warranties with respect thereto. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Letter is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business or that such information is material, nor shall such information be deemed to establish a standard of materiality, and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule of the Disclosure Letter is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. Nothing in this Agreement or in the Disclosure Letter shall be deemed an admission of any liability of, or concession as to any defense available to, either Party or any of their respective Subsidiaries or the Purchased Entities, as applicable (including as to any violation of Law or breach of Contract). Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Schedule to the Disclosure Letter is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. Any item disclosed in any Schedule to the Disclosure Letter shall be deemed to apply to and qualify each other representation and warranty in this Agreement if the relevance of such disclosure to such section is reasonably apparent on its face. The attachments to the Disclosure Letter form an integral part of the Disclosure Letter and are incorporated by reference for all purposes as if set forth fully therein. In no event shall the listing or disclosure of any information, document or matter in the Disclosure Letter or in the documents referred to therein constitute or be deemed to expand any representation or warranty expressly set forth in this Agreement or imply any representation, warranty, undertaking, indemnity, covenant or other obligation of Seller or any of its Subsidiaries not expressly set out in this Agreement (for this purpose, disregarding the immediately preceding sentence).

Section 11.17 Debt Financing Sources.

(a) Notwithstanding anything to the contrary contained in this Agreement, Seller on behalf of itself, its Subsidiaries, their respective Affiliates and the stockholders of Seller (each, a “Seller Related Party” and collectively, the “Seller Related Parties”) hereby agrees that it shall not bring or support any Proceeding (whether based in law or in equity, contract, tort or otherwise) involving any of the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing, including any dispute arising out of or relating in any way to any commitment letter, engagement letter or definitive financing document in connection with the Purchase Transaction or the consummation or performance thereof, in any forum other than the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court. Seller further agrees that all of the provisions set forth in Section 11.13 shall apply to any Proceeding referenced in this Section 11.17. Notwithstanding anything to the contrary contained in this Agreement, Seller, on behalf of itself and the Seller Related Parties, agrees that service of process upon any Seller Related Party in any claim, action, suit, investigation or other proceeding of any kind of description shall be effective if notice is given in accordance with Section 11.1.

(b) Notwithstanding anything to the contrary contained in this Agreement, Seller on behalf of itself and the Seller Related Parties, agrees that all Proceedings (whether based in law or equity, contract, tort, or otherwise) involving any of the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing, including any dispute arising out of or relating in any way to any commitment letter, engagement letter or definitive financing document in connection with the Purchase Transaction, or the performance thereof, shall be governed by and construed in accordance with the Laws of the State of New York; provided, that on or prior to the Closing Date, the definitions of Material Adverse Effect and the representations set forth in this Agreement shall, for the purposes of any commitment letter, engagement letter or definitive financing document in connection with the Purchase Transaction, be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding anything to the contrary set forth in this Agreement, Seller on behalf of itself and the Seller Related Parties, (i) agrees that no Debt Financing Source shall have any liability to the Seller Related Parties (for the avoidance of doubt, which shall not include Buyer and its Affiliates (including, from and after the Closing, the Purchased Entities)) or representatives in connection with or related to or arising out of this Agreement, the Debt Financing, including any commitment letter, engagement letter or definitive financing document in connection with the Purchase Transaction, or any of the transactions contemplated hereby or thereby or the performances of any services thereunder including for any consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature, (ii) agrees not to bring or support or permit any Seller Related Party to bring or support, any Proceeding of any kind or description, (whether based in law or in equity, contract, tort, or otherwise), against or involving any Debt Financing Source in any way arising out of or relating in any way to any commitment letter, engagement letter or definitive financing document in connection with the Purchase Transaction or the consummation or performance thereof in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iii) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court; and (iv) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law all rights of trial by jury in any Proceeding brought against any Debt Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing (including any commitment letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder.

(c) Notwithstanding anything to the contrary contained in this Agreement, nothing set forth in this Section 11.17 shall modify or alter the rights of Buyer or its Affiliates (including, from and after the Closing, the Purchased Entities) under any commitment letter, engagement letter or definitive financing document in connection with the Purchase Transaction or between or among Buyer or their respective Subsidiaries, on the one hand, and any Debt Financing Source, on the other hand, entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any commitment letter, engagement letter or any such definitive financing documentation, as applicable, the provisions of such commitment letter, engagement letter or definitive financing documentation, as applicable, shall govern and control.

(d) In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Buyer and Seller are acting in their corporate or similar capacities and are not assuming personal liability in connection therewith.

(e) Notwithstanding anything to the contrary herein, (i) the Debt Financing Sources shall be express third party beneficiaries of and may enforce this Section 11.17, which shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions thereof and (ii) Section 11.6, Section 11.8, Section 11.9 and this Section 11.17 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 11.17 or the definition of “Debt Financing Sources”) may not be amended, supplement, waived or otherwise modified in any respect in any manner that impacts or is otherwise adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

COMMSCOPE HOLDING COMPANY, INC.

By:	/s/ Charles L. Treadway
Name: Charles L. Treadway
Title: Chief Executive Officer

AMPHENOL CORPORATION

By:	/s/ Lance E. D’Amico
Name: Lance E. D’Amico
Title: Senior Vice President, Secretary and General Counsel

SIGNATURE PAGE TO PURCHASE AGREEMENT